RH

2021
PROXY STATEMENT &
ANNUAL MEETING OF SHAREHOLDERS

CONTENTS



A LETTER FROM OUR CHAIRMAN AND CEO

TO OUR PEOPLE, PARTNERS, AND SHAREHOLDERS,

Fiscal 2020 was an outstanding year for Team RH. We achieved record results across every key metric of our business while continuing to elevate the RH brand and create strategic separation in our industry. The emergence of RH as luxury brand generating luxury margins arrived sooner than later, demonstrating the desirability of our proprietary products, and the power of our operating model.

RH has also become one of the top performing consumer stocks of the past decade. Since our IPO on November 2, 2012 at $24 per share, RH's stock price appreciation has outperformed through the end of our fiscal 2020 Apple, Amazon, Google, Facebook, Nike, Starbucks, LVMH, Home Depot, Hermès and just about everyone else but Tesla. Warren Buffett says, "Time favors the well-managed company." We believe our performance has and will continue to prove that point.

As we move past this deadly and disruptive virus, we do so with gratitude for those who put their lives at risk to protect ours. We also turn this corner knowing that we used our time wisely to reimagine and reinvent ourselves once again.

While proud of what we accomplished and all that was done, I'm inspired by what we've imagined and who we've become. We enter this new decade with a compelling vision for the future, a team passionate about bringing that vision to life, and the strongest brand and business model in our industry. In this letter I will highlight the strategic separation we've created and the key strategies we are pursuing in our quest to become one of the most admired brands in the world.

PRODUCT ELEVATION

We have built the most comprehensive and compelling collection of luxury home furnishings under one brand in the world. Our products are presented across multiple collections, categories, and channels that we control, and their desirability and exclusivity has enabled us to achieve industry leading revenues and margins. Our customers know them as RH Interiors, RH Modern, RH Beach House, RH Ski House, RH Outdoor, RH Rugs, RH Baby & Child, RH Teen, and Waterworks. The strategic separation we've created will continue to expand with the introduction of RH Contemporary in 2021, plus RH Couture Upholstery, RH Bespoke Furniture, and RH Color over the next several years.

GALLERY TRANSFORMATION

Our ability to transform our legacy stores into multi-dimensional Design Galleries has proven that we can double our retail revenue and profitability in markets with legacy stores which will enable the RH brand to reach $5 to $6 billion of revenues with a mid-twenties operating margin in North America. These inspiring and disruptive physical experiences render our products more valuable while creating massive strategic separation and unmatched brand awareness, enabling us to gain market share at lower advertising costs. This presents a conundrum for our competition who are closing or downsizing their stores while we build the largest specialty stores in the history of our industry.

The fact is most retail stores are archaic windowless boxes that lack any sense of humanity. There's generally no fresh air or natural light, plants die in most retail stores, and I'm sure it's not the best environment for humans either. That's why we don't build retail stores, we create inspiring spaces that blur the lines between residential and retail, indoors and outdoors, home and hospitality. Spaces that are filled with fresh air and natural light, with garden courtyards, rooftop parks, restaurants and wine bars. Spaces that activate all of the senses, and spaces that cannot be replicated online.

DIGITAL REIMAGINATION

Our strategy is to digitally reimagine the RH brand and business model both internally and externally. Internally regarding how we innovate, curate, and integrate all the dynamic aspects of our brand and business model, and externally as we introduce our customers to The World of RH, a new digital portal presenting our Products, Places, Services and Spaces. This multi-year effort began internally this year with the reimagination of our Center of Innovation & Product Leadership, which will incorporate digitally integrated visuals and decision data designed to amplify the creative process from product ideation to product presentation. Our external efforts will begin this fall with the launch of phase one of our new digital portal, The World of RH, which will include rich, immersive content with simplified navigation and search functionality, all designed to enhance the shopping experience and render our product and brand more desirable and valuable. We believe we can create similar strategic separation online as we have with our Galleries offline, focusing our creativity and reconceptualizing what a website can and should be.

BRAND ELEVATION

We are beginning to evolve the brand beyond curating and selling product, towards conceptualizing and selling spaces, by building an ecosystem of products, services, places, and spaces designed to elevate and establish the RH brand as a thought leader, taste and place maker.

Our Products are the core of our ecosystem and include RH Interiors, RH Contemporary, RH Modern, RH Beach House, RH Ski House, RH Baby & Child, RH Teen, and Waterworks.

Our Services, RH Interior Design, RH Contract, RH Trade, and RH In-Your Home extend the brand into adjacent businesses that amplify the core. We are also exploring the opportunity to expand our services to include Architecture and Landscape Architecture as we receive constant inquiries regarding the design of our Galleries and Gardens.

Our Places include RH Galleries, designed to elevate and render our product and brand more valuable, RH Restaurants, which further elevate the experience while driving high quality, incremental traffic to our Galleries, RH Guesthouses, where our goal is to create a new market for travelers seeking privacy and luxury in the $200 billion hotel industry and RH Residences, fully furnished luxury homes, condominiums, and apartments with integrated services that will deliver taste and time value to wealthy and affluent, time-starved consumers.

Our Spaces, conceptualized to inspire customers and elevate the brand, will initially include Plane & Yacht Design and Charter where customers can access our design experience, view our work online, and charter RH1 & RH2 our private planes, and RH3 our luxury yacht which is available in the Mediterranean and Caribbean where the wealthy and affluent visit and vacation. We will also be opening our first RH Bath House & Spa as part of our Aspen Guesthouse, as well as other exciting spaces we will be introducing over the next several years.

We believe these immersive experiences inspire customers to dream, design, dine, travel, and live in a world thoughtfully curated by RH, creating an impression and connection unlike any other brand on the planet.

GLOBAL EXPANSION

We believe RH has a significant opportunity to expand internationally. Analyzing the major luxury brands, the data suggests that RH has the long term potential to become a $20 to 25 billion global brand in its current form, and possibly larger if aspects of our ecosystem become meaningful revenue streams. Our view is the competitive environment globally is more fragmented and primed for disruption than the North American market, and there is no direct competitor of scale that possesses the product, operational platform, and brand of RH.

Our global expansion begins in the Spring of 2022 with the opening of RH England, The Gallery at Aynhoe Park, a 73 acre historic estate designed in 1615 by Sir John Soane, arguably one of the most respected and celebrated architects of his time. RH England will feature The Aynhoe Architectural Library, The Aynhoe Organic Gardens, The RH Restaurant & Orangery, and a Champagne & Caviar Cellar among other unique experiences. Pending reopening plans for France, our goal is to open RH Paris, The Gallery on the Champs-Elysées in the Fall of 2022. RH Paris is entered through magnificent 18 foot gates that lead you down a decomposed granite path lined with majestic hedges to a romantic garden where you encounter the 18 foot brass doors that open to the six floors connected by traversing cast brass staircases and a glass elevator. RH Paris will include a glass enclosed terrace restaurant inspired by the Grand Palais, and a Champagne and Caviar Bar on the top floor with an intimate rooftop garden and views of the Eiffel Tower.

In total we have secured five locations in Europe including London, Munich, and Dusseldorf, and are in final negotiations for an additional five locations, which will open over the next two to three years.

CLIMBING THE LUXURY MOUNTAIN WHILE BUILDING A BRAND WITH NO PEER

Hermès, Chanel, Louis Vuitton, Gucci, Cartier, Tiffany, and the rest of the finest luxury brands in the world were all born on the top of the luxury mountain. Never has a brand started at the base as we have, and made the climb to the peak. We believe RH can be the first to make the climb, knowing very well those at the top don't necessarily want us to. In order to make the climb, we understand that our work has to be so extraordinary that it creates a forced reconsideration of our brand, requiring those at the top of the mountain to tip their hat in respect.

It is not a climb for the faint of heart, requiring imagination, innovation, and a great deal of persistence and perspiration. We have to be willing to endure short-term pain to drive long-term gain, as we did moving from a promotional to a membership model, redesigning our operating platform, eliminating our holiday assortments, or managing the business with a bias for earnings versus revenues as we built a durable platform to support long-term high-quality growth.

We also understand the strategies we are pursuing – opening the largest specialty retail experiences in our industry, while most are shrinking the size of their retail footprint or closing stores; moving from a promotional to a membership model, while others are increasing promotions, positioning their brands around price versus product; continuing to mail inspiring Source Books, while many are eliminating catalogs; and refusing to follow the herd in self-promotion on social media, instead allowing our brand to be defined by the taste, design, and quality of the products and experiences we are creating – are all in direct conflict with conventional wisdom and the plans being pursued by many in our industry.

We believe when you step back and consider: one, we are building a brand with no peer; two, we are creating a customer experience that cannot be replicated online; and three, we have total control of our brand from concept to customer, you realize what we are building is extremely rare in today's retail landscape and we would argue, will also prove to be equally valuable.

THIS IS A TIME TO BE DEFINED BY OUR VISION, NOT BY A VIRUS

As we move forward past the dark days of the pandemic, let this be a pivot point where we once again rise up. It is not a time to shelter and shrink, it is a time to expand and shine. It is not a time to revert back to old ways and former days, it is a time to reimagine new ways and brighter days. It is not a time to do less, it is a time to do more with less. It is not a time to be victims of our current reality, it is a time to be visionaries, destroying today's reality to create tomorrow's future.

Let this be a time we look back upon and remember our resurrection. A time we reimagined and reinvented ourselves once again. A time Team RH unleashed the greatest display of innovation our industry has ever seen.

A time we once again become, unimaginable.

This is a time to be defined by our vision, not by a virus.

Carpe Diem,



Gary Friedman
Chairman & Chief Executive Officer

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ANNUAL MEETING OF SHAREHOLDERS

NOTICE OF 2021 ANNUAL MEETING OF SHAREHOLDERS

July 15, 2021   10:30 a.m. Pacific Time

RH, 15 Koch Road, Corte Madera, CA 94925

Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting to be Held on July 15, 2021 (the "Annual Meeting"): The Company's 2021 Notice and Proxy Statement, its fiscal 2020 Annual Report on Form 10-K and its proxy card are available for review online at www.proxyvote.com

RH SHAREHOLDER,

We are holding the Annual Meeting for the following purposes, which are more fully described in the proxy statement:

1. To elect the three nominees named in the proxy statement to our board of directors;

2. To vote, on an advisory basis, on our named executive officer compensation;

3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending January 29, 2022; and

4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only shareholders of record as of the close of business on May 24, 2021 are entitled to notice and to vote at the Annual Meeting or any postponement or adjournment thereof. A list of shareholders entitled to vote will be available for inspection at our offices for ten days prior to the Annual Meeting. If you would like to view this shareholder list, please contact the Corporate Secretary at (415) 945-4998.

We intend to hold our Annual Meeting in person. However, in the event we determine it is not possible or advisable to hold our Annual Meeting in person due to health or other considerations related to COVID-19 or other reasons, we will announce alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting solely by means of remote communication. If we take this step, we will announce the decision to do so via a press release and details about how to participate will be posted on our website and filed with the Securities and Exchange Commission as additional proxy materials. Please monitor our website at *ir.rh.com* for updated information. As always, we encourage you to vote your shares prior to the Annual Meeting.

Each share of stock that you own represents one vote, and your vote as a shareholder of RH is very important. For questions regarding your stock ownership, you may contact the Corporate Secretary at (415) 945-4998 or, if you are a registered holder, our transfer agent, Computershare Investor Services, by email through their website at www.computershare.com/contactus or by phone at (800) 962-4284 (within the U.S. and Canada) or (781) 575-3120 (outside the U.S. and Canada).

The Board of Directors has approved the proposals described in the accompanying proxy statement and recommends that you vote "FOR" the election of all nominees for director in Proposal 1, "FOR" the approval of compensation of our named executive officers in Proposal 2 and "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP in Proposal 3.

By order of the board of directors,



Gary Friedman
Chairman & Chief Executive Officer

Your Vote Is Important. Instructions for submitting your proxy are provided in the Notice of Internet Availability of Proxy Materials, the proxy statement and your proxy card. It is important that your shares be represented and voted at the Annual Meeting. Please submit your proxy through the Internet, by telephone, or by completing the enclosed proxy card and returning it in the enclosed envelope. You may revoke your proxy at any time prior to its exercise at the Annual Meeting.

Certain forward-looking statements and non-GAAP financial measures are included in this proxy statement including in the letter from our Chairman and CEO. Please see the section titled "Forward Looking Statements" for further information and Annex A for a reconciliation of GAAP to non-GAAP measures referenced in this proxy statement.

2021 ANNUAL MEETING OF SHAREHOLDERS
PROXY STATEMENT SUMMARY

INFORMATION ABOUT SOLICITATION AND VOTING

The accompanying proxy is solicited on behalf of the board of directors of RH (the "Company") for use at the Company's 2021 Annual Meeting of Shareholders (the "Annual Meeting") to be held at the Company's headquarters located at 15 Koch Road, Corte Madera, CA 94925 on July 15, 2021, at 10:30 a.m. (Pacific Time), and any adjournment or postponement thereof.

On or about June 1, 2021, we will mail to our shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our 2021 Notice and Proxy Statement and our fiscal 2020 Annual Report on Form 10-K filed on March 30, 2021 (the "2020 Annual Report") via the Internet and vote online. The Notice of Internet Availability of Proxy Materials also contains instructions on how you can receive a paper copy of the proxy materials. Our 2020 Annual Report, Notice of Internet Availability of Proxy Materials and our proxy card are first being made available online on or about June 1, 2021.

ABOUT THE ANNUAL MEETING

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will vote upon the three proposals described in this proxy statement.

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission, or the SEC, instead of mailing a printed copy of our proxy materials to all shareholders entitled to vote at the Annual Meeting, we are furnishing the proxy materials to our shareholders over the Internet. Accordingly, on or about June 1, 2021, the Company will mail a Notice of Internet Availability of Proxy Materials (the "Notice") to the Company's shareholders, other than those who previously requested electronic or paper delivery. If you received a Notice by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice will instruct you as to how you may access and review the proxy materials and submit your vote on the Internet or by telephone. If you received a Notice by mail and would like to receive a printed copy of the proxy materials, please follow the instructions for requesting such materials included in the Notice. On the date of mailing of the Notice, all shareholders will have the ability to access all of our proxy materials on a website referred to in the Notice. These proxy materials will be available free of charge. We encourage shareholders to take advantage of the availability of the proxy materials on the Internet to help reduce the cost of the physical printing and mailing of materials.

What proposals are scheduled to be voted on at the Annual Meeting?

Shareholders will be asked to vote on three proposals. The proposals are:
1. The election to our board of directors of the three nominees named in this proxy statement;
2. An advisory vote on our named executive officer compensation; and
3. The ratification of the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent registered public accounting firm for the fiscal year ending January 29, 2022 ("fiscal 2021").

What is the recommendation of the board of directors on each of the proposals scheduled to be voted on at the Annual Meeting?

The board of directors recommends that you vote:

FOR each of the nominees to the board of directors (Proposal 1);

FOR the advisory vote on named executive officer compensation (Proposal 2); and

FOR the ratification of the appointment of PwC as our independent registered public accounting firm for fiscal 2021 (Proposal 3).

Could other matters be decided at the Annual Meeting?

Our Bylaws require that we receive advance notice of any proposal to be brought before the Annual Meeting by shareholders of the Company. There are no shareholder proposals to be voted on at the Annual Meeting. If any other matter were to come before the Annual Meeting, the proxy holders appointed by our board of directors will have the discretion to vote on those matters for you.

Who can vote at the Annual Meeting?

Shareholders as of the record date for the Annual Meeting, the close of business on May 24, 2021, are entitled to vote at the Annual Meeting. At the close of business on the record date, there were 21,030,274 shares of the Company's common stock outstanding and entitled to vote.

Shareholder of Record: Shares Registered in Your Name

If on May 24, 2021, your shares were registered directly in your name with our transfer agent, Computershare Investor Services, then you are considered the shareholder of record with respect to those shares.

As a shareholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote over the Internet or by telephone, or, if you request paper proxy materials, by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee

If on May 24, 2021, your shares were held in an account with a brokerage firm, bank or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and your nominee has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is considered the shareholder of record for purposes of voting at the Annual Meeting. Because you are not the shareholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

How do I vote?

If you are a shareholder of record, you may:

VOTE IN PERSON—we will provide a ballot to shareholders who attend the Annual Meeting and wish to vote in person;

VOTE BY MAIL—if you request a paper proxy card, simply complete, sign and date the enclosed proxy card, then follow the instructions on the card; or

VOTE VIA THE INTERNET or VIA TELEPHONE—follow the instructions on the Notice of Internet Availability or proxy card and have the Notice or proxy card available when you access the Internet website or place your telephone call.

Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on July 14, 2021. Submitting your proxy, whether via the Internet, by telephone or by mail if you requested a paper proxy card, will not affect your right to vote at the Annual Meeting should you decide to attend the meeting.

If you are not a shareholder of record, please refer to the voting instructions provided by your nominee to direct it how to vote your shares.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted. You may still attend the Annual Meeting if you have already voted by proxy.

What if I return my proxy card directly to the Company, but do not provide voting instructions?

If a signed proxy card is returned to us without any indication of how your shares should be voted on a particular proposal at the meeting, your shares will be voted in accordance with the recommendations of our board of directors stated above. For example, if you return a signed proxy card with no indication of your vote on any of the proposals, your votes will be cast "FOR" the election of the three director nominees named in this proxy statement, "FOR" the approval, on an advisory basis, of the compensation of our named executive officers, and "FOR" the ratification of the appointment of PwC as our independent registered public accounting firm for fiscal 2021.

If you hold your shares in street name and do not vote, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described below) and may not be counted in determining the number of shares necessary for approval of a proposal. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the Annual Meeting. Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting.

What is the quorum requirement for the Annual Meeting?

A majority of our outstanding shares as of the record date must be present at the Annual Meeting in order to hold the meeting and conduct business. This presence is called a quorum. Your shares are counted as present at the meeting if you are present and vote in person at the meeting or if you have properly submitted a proxy.

How are abstentions and broker non-votes treated?

Abstentions (i.e., shares present at the meeting and voted "abstain") are counted for purposes of determining whether a quorum is present, and have no effect on the election of directors (Proposal 1), on the advisory vote to approve our named executive officer compensation (Proposal 2), or on the ratification of appointment of auditors (Proposal 3).

Broker non-votes occur when shares held by a broker for a beneficial owner are not voted because (i) the broker did not receive voting instructions from the beneficial owner, and (ii) the broker lacked discretionary authority to vote the shares. Broker non-votes are counted for purposes of determining whether a quorum is present. Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on the election of directors (Proposal 1) nor will the broker be authorized to vote on an advisory basis to approve our named executive officer compensation (Proposal 2). Ratification of the appointment of auditors (Proposal 3) is considered to be a routine matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 3, brokers will be permitted to exercise their discretionary authority to vote for the ratification of the appointment of auditors. Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

What is the vote required for each proposal?

The votes required to approve each proposal are as follows:

Proposal 1. Shareholders' choices for Proposal 1 (Election of Directors) are limited to "for" and "withhold." A plurality of the shares of common stock voting in person or by proxy is required to elect each of the three nominees for director under Proposal 1. Under plurality voting, the three nominees receiving the largest number of votes cast (votes "FOR") will be elected. Because the election of directors under Proposal 1 is considered to be a non-routine matter under the rules of the New York Stock Exchange ("NYSE"), if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 1, brokers will not be permitted to exercise their voting authority and uninstructed shares may constitute broker non-votes. Abstentions and broker non-votes will have no effect on the outcome of Proposal 1 because the election of directors is based on the votes actually cast.

Proposal 2. The affirmative vote of a majority of votes cast, whether in person or by proxy, is required to approve, on an advisory basis, the compensation of our named executive officers described under Proposal 2 (Advisory Vote to Approve Executive Compensation). Because the advisory vote under Proposal 2 is considered to be a non-routine matter under the rules of the NYSE, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 2, brokers will not be permitted to exercise their voting authority and uninstructed shares may constitute broker non-votes. Abstentions and broker non-votes will have no effect on the outcome of Proposal 2 because the advisory vote is based on the votes actually cast.

Proposal 3. The affirmative vote of a majority of votes cast, whether in person or by proxy, is required to ratify the selection of the independent registered public accounting firm for fiscal 2021 under Proposal 3 (Ratification of Appointment of Auditors). Proposal 3 is considered to be a routine matter under the rules of the NYSE and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 3, brokers will be permitted to exercise their discretionary authority to vote for the ratification of the appointment of auditors. Abstentions and broker non-votes will have no effect on the outcome of Proposal 3 because the ratification of appointment of auditors is based on the votes actually cast.

How can I get electronic access to the proxy materials?

The Notice will provide you with instructions regarding how to use the Internet to:

    View the Company's proxy materials for the Annual Meeting; and

    Instruct the Company to send future proxy materials to you by email.

The Company's proxy materials are also available at *ir.rh.com.* This website address is included for reference only. The information contained on the Company's website is not incorporated by reference into this proxy statement.

Choosing to receive future proxy materials by email will save the Company the cost of printing and mailing documents to you. If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by email will remain in effect until you terminate it.

Who is paying for this proxy solicitation?

The Company is paying the costs of the solicitation of proxies. Proxies may be solicited on behalf of the Company by our directors, officers, associates (we refer to our employees as associates) or agents in person or by telephone, facsimile or other electronic means. We will also reimburse brokerage firms and other custodians, nominees and fiduciaries, upon request, for their reasonable expenses incurred in sending proxies and proxy materials to beneficial owners of our common stock. We have retained the services of Alliance Advisors LLC ("Alliance") to assist in the solicitation of proxies for a fee of approximately $25,500 plus reasonable out-of-pocket expenses. We may engage Alliance for additional solicitation work and incur fees greater than $25,500 depending on a variety of factors, including preliminary voting results and recommendations from Institutional Shareholder Services.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

How can I change my vote after submitting my proxy?

A shareholder who has given a proxy may revoke it at any time before it is exercised at the meeting by:

Delivering to the Corporate Secretary of the Company (by any means, including facsimile) a written notice stating that the proxy is revoked;

Signing and delivering a proxy bearing a later date;

Voting again over the Internet or by telephone; or

Attending and voting at the Annual Meeting (although attendance at the meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions.

Where can I find the voting results?

The final results will be tallied by the inspector of elections and filed with the SEC in a current report on Form 8-K within four business days of the Annual Meeting.

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SECURITY OWNERSHIP OF TOP SHAREHOLDERS & LEADERSHIP

SECURITY OWNERSHIP OF TOP SHAREHOLDERS & LEADERSHIP

The following table sets forth information as of May 24, 2021, regarding the beneficial ownership of our common stock by: each person or group who is known by us to own beneficially more than 5% of our outstanding shares of our common stock; each of our named executive officers; each of our current directors; and all of our current executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership is based on 21,030,274 shares of common stock outstanding as of May 24, 2021. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o RH, 15 Koch Road, Corte Madera, CA 94925.

NAME[1]	NUMBER	PERCENT
Gary Friedman[2]	7,430,158	27.9%
FMR LLC[3] 245 Summer Street, Boston, MA 02210	2,926,118	13.9%
BlackRock, Inc.[4] 55 East 52nd Street, New York, NY 10055	1,768,655	8.4%
Berkshire Hathaway Inc.[5] 3555 Farnam Street, Omaha, NE 68131	1,732,548	8.2%
The Vanguard Group[6] 100 Vanguard Blvd., Malvern, PA 19355	1,489,911	7.1%
T. Rowe Price Associates, Inc.[7] 100 E. Pratt Street, Baltimore, MD 21202	1,253,645	6.0%
D1 Capital Partners L.P.[8] 9 West 57th Street, 36th Floor, New York, NY 10019	1,133,351	5.4%
Miller Value Partners, LLC[9] One South Street, Suite 2550, Baltimore, MD 21202	985,635	4.7%
The Goldman Sachs Group, Inc.[10] 200 West Street, New York, NY 10282	976,929	4.6%
Carlos Alberini[11]	45,802	*
Keith Belling[12]	10,459	*
Eri Chaya[13]	435,243	2.0%
Mark Demilio[14]	68,564	*
Hilary Krane[15]	7,074	*
Katie Mitic[16]	9,725	*
Jack Preston[17]	97,083	*
DeMonty Price[18]	255,758	1.2%
Ali Rowghani[19]	8,411	*
Leonard Schlesinger[20]	12,960	*
David Stanchak[21]	204,726	1.0%
All current executive officers and directors as a group (12 persons)[22]	8,585,963	33.4%

*   Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)   Under the rules of the SEC, our named executive officers include our principal executive officer, principal financial officer and the next three most highly compensated executive officers.

(2)   Includes 5,576,826 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 24, 2021. As of May 24, 2021, 700,000 of these options are subject to selling restrictions.

(3) Based on the Schedule 13G/A filed by FMR LLC on February 8, 2021.

(4) Based on the Schedule 13G/A filed by BlackRock, Inc. on February 1, 2021.

(5) Based on the Schedule 13G/A filed by Warren E. Buffett on behalf of himself and Berkshire Hathaway Inc. (which Mr. Buffett may be deemed to control), National Indemnity Company and Precision Castparts Corp., and Berkshire Hathaway Consolidated Pension Plan Master Trust, as a group, on February 16, 2021. Mr. Buffett, Berkshire Hathaway Inc. and GEICO Corporation are each a parent holding company. National Indemnity Company is an insurance company, while Precision Castparts Corp. Master Trust and Berkshire Hathaway Consolidated Pension Plan Master Trust are employee benefit plans.

(6) Based on the Schedule 13G/A filed by Vanguard Group, Inc. on February 10, 2021.

(7) Based on the Schedule 13G/A filed by T. Rowe Price Associates, Inc. on April 12, 2021.

(8) Based on the Schedule 13G filed by D1 Capital Partners, L.P. and Daniel Sundheim on February 16, 2021. Per the Schedule 14G filed by D1 Capital Partners, L.P. and Daniel Sundheim, Mr. Sundheim may be deemed to beneficially own the reported securities by virtue of the fact that he indirectly controls the D1 Capital Partners, L.P.

(9) Based on the Schedule 13G/A filed by Miller Value Partners, LLC on February 14, 2019.

(10) Based on the Schedule 13G/A filed by The Goldman Sachs Group, Inc. on February 12, 2019.

(11) Includes 456 restricted stock awards that vest on July 22, 2021.

(12) Includes 456 restricted stock awards that vest on July 22, 2021.

(13) Includes 361,600 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 24, 2021.

(14) Includes 41,106 shares of common stock held by various family trusts established by Mr. Demilio, 26,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 24, 2021 and 456 restricted stock awards that vest on July 22, 2021.

(15) Includes 456 restricted stock awards that vest on July 22, 2021.

(16) Includes 456 restricted stock awards that vest on July 22, 2021.

(17) Includes 84,250 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 24, 2021 and 3,000 restricted stock units that vest on June 16, 2021.

(18) Includes 189,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 24, 2021 and 6,000 restricted stock units that vest on June 16, 2021.

(19) Includes 6,953 shares of common stock held by the Rowghani Keshavarz Living Trust and 456 restricted stock awards that vest on July 22, 2021.

(20) Includes 456 restricted stock awards that vest on July 22, 2021.

(21) Includes 182,000 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 24, 2021. Mr. Stanchak retired and left the Company on May 16, 2021.

(22) Includes 6,419,676 shares of common stock our executive officers and directors have a right to acquire upon the exercise of options that are exercisable within 60 days of May 24, 2021, 3,192 restricted stock awards that vest on July 22, 2021 and 9,000 restricted stock units that vest on June 16, 2021.

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COMPANY LEADERSHIP
DIRECTORS & OFFICERS

DIRECTORS

GARY FRIEDMAN

Chairman and Chief Executive Officer

Age: 63

Director since 2013

Board Committees: None

Class III Director: Continuing in office until the 2021 annual meeting

Gary Friedman has served as our Chairman and Chief Executive Officer of the Company, and Founder of the RH brand as we know it today since January 2014. Previously, Mr. Friedman served as our Co-Chief Executive Officer and Director from July 2013 to January 2014, and as Chairman and Co-Chief Executive Officer from May 2010 to October 2012. From October 2012 to July 2013, Mr. Friedman served as Chairman Emeritus, Creator and Curator on an advisory basis, and as Chief Executive Officer and a member of our board of directors from March 2001 to October 2012, during which time he served as our Chairman from March 2005 to June 2008. Mr. Friedman joined RH from Williams-Sonoma, Inc. where he spent 14 years serving as President and Chief Operating Officer from May 2000 to March 2001, as Chief Merchandising Officer of Williams-Sonoma, Inc. and President of Retail from 1995 to 2000, and as Executive Vice President of Williams-Sonoma, Inc. and President of the Williams-Sonoma and Pottery Barn brands from 1993 to 2000 during which time Mr. Friedman was responsible for transforming Pottery Barn from a $50 million dollar table top and accessories business, into a billion dollar plus home furnishings lifestyle brand. Mr. Friedman also developed and rolled out the revolutionary Williams-Sonoma Grande Cuisine stores, growing the brand from less than $100 million to almost $1 billion. Lastly, while at Williams-Sonoma Mr. Friedman spent several years conceptualizing and developing the West Elm brand which launched shortly after he left the company. Mr. Friedman joined Williams-Sonoma in 1988 as Senior Vice President of Stores and Operations. Mr. Friedman began his retail career in 1977 as a stock-boy at the Gap store in Santa Rosa, California. He spent eleven years with Gap, and held the positions of Store Manager, District Manager and Regional Manager overseeing 63 stores in Southern California.

Qualifications:

Mr. Friedman was selected to our board of directors because of his leadership in re-conceptualizing and developing the RH brand and business into the leading luxury home brand in the North American market, his deep and unmatched expertise in developing and rapidly growing many of the leading consumer brands in the home furnishings space, and his extensive knowledge of building and leading complex multi-branded and multi-channel organizations.

MARK DEMILIO

Lead Independent Director

Age: 65

Director since 2009

Board Committees: Audit, Compensation, Nominating and Corporate Governance

Class I Director: Continuing in office until the 2022 annual meeting

Mark Demilio has served as a member of our board of directors since September 2009 and currently serves as the board's Lead Independent Director. Mr. Demilio currently serves as a member of the board of directors and Chairman of the audit committee of SCP Health, a privately-held provider of emergency medicine and hospitalist services through physician staffing and management since September 2015. Since January 2021, Mr. Demilio has been serving as a consultant to Spinnaker Medical, a privately held special purpose acquisition company. Mr. Demilio served as a member of the board of directors of Cosi, Inc., a national restaurant chain, from April 2004 to May 2017, served on its audit committee, its compensation committee and its nominating and corporate governance committee, and served for a time as Chairman of the board of directors of Cosi and as the interim Chief Executive Officer of Cosi. From June 2018 through December 2020, Mr. Demilio was a member of the board of directors and Chairman of the audit committee of Nurse Assist, a medical device manufacturer and distributer. From February 2014 through March 2016, Mr. Demilio served as a member of the board of directors and Chairman of the audit committee of The Paslin Company, a private company that designs, assembles and integrates robotic assembly lines for the automotive industry.

From December 2000 until his retirement in October 2008, Mr. Demilio served as the Chief Financial Officer of Magellan Health Services, Inc., a Nasdaq-listed managed specialty healthcare company that managed the delivery of behavioral healthcare treatment services, specialty pharmaceuticals and radiology services. Mr. Demilio has also been the General Counsel for Magellan Health Service, the Chief Financial Officer and General Counsel of Youth Services International, Inc., an attorney specializing in corporate and securities law with the law firms of Miles & Stockbridge and Piper & Marbury, a financial analyst for CareFirst BlueCross BlueShield of Maryland and a certified public accountant with Arthur Andersen LLP.

Qualifications:

Mr. Demilio was selected to our board of directors because he possesses particular knowledge and experience in accounting, finance and capital structure, strategic planning and leadership of complex organizations and board practices of other major corporations.

LEONARD SCHLESINGER

Age: 68

Director since 2014

Board Committees:
Compensation

Class I Director:
Continuing in office until
the 2022 annual meeting

Leonard Schlesinger was appointed to our board of directors in April 2014. Dr. Schlesinger has served as the Baker Foundation Professor of Business Administration at Harvard Business School, a role he returned to in July 2013 after having served as the President of Babson College from July 2008 until July 2013 and having held various positions at public and private companies. From 1999 to 2007, Dr. Schlesinger held various executive positions at Limited Brands, Inc. (now L Brands, Inc.), an NYSE-listed company, including Vice Chairman of the board of directors and Chief Operating Officer. While at Limited Brands, he was responsible for the operational and financial functions across the enterprise including Express, Limited Stores, Victoria's Secret Beauty, Bath and Body Works, C.O. Bigelow, Henri Bendel and the White Barn Candle Company. Dr. Schlesinger also previously served as Executive Vice President and Chief Operating Officer at Au Bon Pain Co., Inc. and as a director of numerous public and private retail, consumer products and technology companies. Dr. Schlesinger has also held leadership roles at leading MBA and executive education programs and other academic institutions, including twenty years at Harvard Business School where he served as the George Fisher Baker Jr. Professor of Business Administration. Dr. Schlesinger holds a Doctor of Business Administration from Harvard Business School, an M.B.A. from Columbia University and a Bachelor of Arts in American Civilization from Brown University.

Qualifications:

Dr. Schlesinger was selected to our board of directors because he possesses extensive leadership, operational, financial and business expertise from his significant and broad experience with numerous private and public retail companies.

CARLOS ALBERINI

Age: 65

Director since 2010

Board Committees:
None

Class III Director:
Continuing in office until
the 2021 annual meeting

Carlos Alberini has served on our board of directors since June 2010. Mr. Alberini currently serves as a member of the board of directors and Chief Executive Officer of Guess?, Inc., an NYSE-listed specialty retailer of apparel and accessories, since February 2019. Mr. Alberini previously served as the Chairman and Chief Executive Officer of Lucky Brand from February 2014 to February 2019. Mr. Alberini served as our Co-Chief Executive Officer from June 2010 through October 2012 and from July 2013 through January 2014, and he served as our sole Chief Executive Officer from October 2012 through July 2013. Mr. Alberini was President and Chief Operating Officer of Guess from December 2000 to June 2010. From May 2006 to July 2006, Mr. Alberini served as Interim Chief Financial Officer of Guess. Mr. Alberini served as a member of the board of directors of Guess from December 2000 to September 2011. Prior to Guess, Mr. Alberini served as Senior Vice President and Chief Financial Officer of Footstar, Inc., a retailer of footwear from October 1996 to December 2000. From May 1995 to October 1996, Mr. Alberini served as Vice President of Finance and Acting Chief Financial Officer of the Melville Corporation, a retail holding corporation. From 1987 to 1995, Mr. Alberini was with The Bon-Ton Stores, Inc., an operator of department stores, in various capacities, including Corporate Controller, Senior Vice President, Chief Financial Officer and Treasurer. Prior to that, Mr. Alberini served in various positions at PricewaterhouseCoopers LLP, an audit firm.

Qualifications:

Mr. Alberini was selected to our board of directors because he possesses particular knowledge and experience in retail and merchandising, branded consumer goods, accounting, financing and capital finance, board practices of other large retail companies and leadership of complex organizations.

KEITH BELLING

Age: 63

Director since 2016

Board Committees:
None

Class III Director:
Continuing in office until the 2021 annual meeting

Keith Belling has served on our board of directors since April 2016, and previously served as an advisor to the board of directors from May 2015 to April 2016. Mr. Belling is the founder and Chief Executive Officer of RightRice, a next generation rice brand that launched in February 2019, in Whole Foods Markets nationwide and on Amazon. Mr. Belling is also the co-founder and former Chairman and Chief Executive Officer of popchips, inc. ("popchips") a leading better-for-you snack food business that launched in 2007. He previously served as popchips' Chief Executive Officer from 2007 through 2012, leading the company to sales and distribution at over 30,000 retail stores across North America and the United Kingdom and served as the Chairman of the Board from 2007 through 2019. Mr. Belling has served as an advisor to several innovative consumer, real estate and technology companies, including Modern Meadow Inc., Olly Nutrition, and LBA Realty LLC. Mr. Belling also has founded other businesses, including e-commerce company AllBusiness.com, a leading small business portal, founded in 2008, where Mr. Belling formerly served as Chief Executive Officer and which was acquired by NBCi. Mr. Belling was a real estate attorney with Morrison & Foerster LLP, where he represented a diverse clientele including developers and real estate investors.

Qualifications:

Mr. Belling was selected to our board because of his experience as a founder, leader, and entrepreneur of several innovative consumer companies, as well as his background and experience in the real estate sector.

ERI CHAYA

Age: 47

Director since 2012

Board Committees:
None

Class I Director:
Continuing in office until the 2022 annual meeting

Eri Chaya serves as our President, Chief Creative and Merchandising Officer and Director. Ms. Chaya leads product curation and integration, brand creative and business development for RH Interiors, Modern, Beach House, Ski House, Outdoor, Baby & Child and TEEN, across the Company's physical, digital and print channels of distribution. Ms. Chaya served as RH's Co-President, Chief Creative and Merchandising Officer and Director from May 2016 to November 2017, Chief Creative Officer from April 2008 to May 2016 and Vice President of Creative from July 2006 to April 2008. Ms. Chaya has been a member of the board of directors since 2012. Prior to RH, Ms. Chaya was a creative director at Goodby, Silverstein and Partners, an international advertising agency, and a creative director at Banana Republic.

Qualifications:

Ms. Chaya was selected to our board of directors because of her extensive knowledge and experience in design, product development, brand development, marketing and advertising.

HILARY KRANE

Age: 57

Director since 2016

Board Committees:
Audit

Class II Director:
Continuing in office until
the 2023 annual meeting

Qualifications:

Hilary Krane has served on our board of directors since her appointment in June 2016. Ms. Krane is currently Executive Vice President, Chief Administrative Officer and General Counsel for NIKE, Inc. and has served in executive roles since 2010. Prior to joining NIKE, Inc., Ms. Krane was General Counsel and Senior Vice President for Corporate Affairs at Levi Strauss & Co. from 2006 to 2010. From 1996 to 2006, she was a partner and assistant general counsel at PricewaterhouseCoopers LLP. Ms. Krane has been a director at the Federal Reserve Bank of San Francisco, Portland Branch since January 2018. Ms. Krane holds a Bachelor of Arts from Stanford University and a J.D. from the University of Chicago.

Ms. Krane was selected to our board of directors because of her extensive operational, compliance and business experience contributing to the growth and development of innovative and iconic global brands.

KATIE MITIC

Age: 51

Director since 2013

Board Committees:
Audit

Class II Director:
Continuing in office until
the 2023 annual meeting

Qualifications:

Katie Mitic is currently Co-Chief Executive Officer and Co-founder of SomethingElse, Inc., a direct-to-consumer beverage company. From 2012 to 2017, Ms. Mitic was the Chief Executive Officer and Co-founder of Sitch, Inc., a startup building innovative mobile consumer products.

Prior to Sitch, Ms. Mitic served in executive leadership positions at innovative growth companies, including Facebook, Inc. and Palm, Inc. As Director of Platform & Mobile Marketing at Facebook, she grew developer products and partnerships globally. As Senior Vice President, Product Marketing at Palm, she expanded the company's product lines and international footprint up until its acquisition by Hewlett-Packard. Earlier in her career, Ms. Mitic worked at NetDynamics (acquired by Sun Microsystems), where she launched the industry's first application server, at Four11, where she built the industry-leading email service RocketMail (now Yahoo! Mail) and at Yahoo!, where she served as Vice President and General Manager. She currently serves on the board of directors, compensation committee and nominating and governance committee of eBay, Inc. She also serves on the board of directors and audit committee of TCV Acquisition Corp., a publicly held special purpose acquisition company. Additionally, she serves as a board member on private and non-profit boards including Headspace, DVx Ventures, and LeanIn.Org.

Ms. Mitic received her B.A. from Stanford University and her M.B.A. from Harvard Business School.

Ms. Mitic was selected to our board of directors because of her extensive leadership, operational and entrepreneurial experience with innovative growth companies and global consumer technology companies.

ALI ROWGHANI

Age: 48

Director since 2015

Board Committees:
Nominating
and Corporate
Governance

Class II Director
Continuing in office until
the 2023 annual meeting

Ali Rowghani was appointed to our board of directors on January 22, 2015. Mr. Rowghani is currently the Managing Director of the YCombinator Continuity Fund, which invests in growth-stage startups. Mr. Rowghani has served in executive leadership positions at innovative growth companies, including Twitter, Inc. and Pixar Animation Studios, Inc. At Twitter, Mr. Rowghani was hired as the Company's first Chief Financial Officer in March 2010, and later served as Chief Operating Officer, with responsibility for business development, platform, media, product, and business analytics, from December 2012 to June 2014.

Prior to Twitter, from June 2002 to February 2010, Mr. Rowghani served in various leadership roles at Pixar, including Chief Financial Officer and Senior Vice President, Strategic Planning, reporting to Pixar founder and President, Ed Catmull.

Mr. Rowghani holds a B.A. in International Relations and an M.B.A. from Stanford University.

Qualifications:

Mr. Rowghani was selected to our board of directors because he possesses extensive operational, financial and leadership experience, and because of his expertise in scaling innovative and high-growth companies.

EXECUTIVE OFFICERS

Below is a list of the names and ages, as of May 24, 2021, of our executive officers and a description of their business experience.

GARY FRIEDMAN

Chairman and Chief Executive Officer

Age: 63

Gary Friedman has served as our Chairman and Chief Executive Officer of the Company, and Founder of the RH brand as we know it today since January 2014. Previously, Mr. Friedman served as our Co-Chief Executive Officer and Director from July 2013 to January 2014, and as Chairman and Co-Chief Executive Officer from May 2010 to October 2012. From October 2012 to July 2013, Mr. Friedman served as Chairman Emeritus, Creator and Curator on an advisory basis, and as Chief Executive Officer and a member of our Board of Directors from March 2001 to October 2012, during which time he served as our Chairman from March 2005 to June 2008. Mr. Friedman joined RH from Williams-Sonoma, Inc. where he spent 14 years serving as President and Chief Operating Officer from May 2000 to March 2001, as Chief Merchandising Officer of Williams-Sonoma, Inc. and President of Retail from 1995 to 2000, and as Executive Vice President of Williams-Sonoma, Inc. and President of the Williams-Sonoma and Pottery Barn brands from 1993 to 2000 during which time Mr. Friedman was responsible for transforming Pottery Barn from a $50 million dollar table top and accessories business, into a billion dollar plus home furnishings lifestyle brand. Mr. Friedman also developed and rolled out the revolutionary Williams-Sonoma Grande Cuisine stores, growing the brand from less than $100 million to almost $1 billion. Lastly, while at Williams-Sonoma Mr. Friedman spent several years conceptualizing and developing the West Elm brand which launched shortly after he left the company. Mr. Friedman joined Williams-Sonoma in 1988 as Senior Vice President of Stores and Operations. Mr. Friedman began his retail career in 1977 as a stock-boy at the Gap store in Santa Rosa, California. He spent eleven years with Gap, and held the positions of Store Manager, District Manager and Regional Manager overseeing 63 stores in Southern California.

ERI CHAYA

President, Chief Creative and Merchandising Officer

Age: 47

Eri Chaya serves as our President, Chief Creative and Merchandising Officer and Director. Ms. Chaya leads product curation and integration, brand creative and business development for RH Interiors, Modern, Beach House, Ski House, Outdoor, Baby & Child and TEEN, across the Company's physical, digital and print channels of distribution. Ms. Chaya served as RH's Co-President, Chief Creative and Merchandising Officer and Director from May 2016 to November 2017, Chief Creative Officer from April 2008 to May 2016 and Vice President of Creative from July 2006 to April 2008. Ms. Chaya has been a member of the RH Board of Directors since 2012. Prior to RH, Ms. Chaya was a creative director at Goodby, Silverstein and Partners, an international advertising agency, and a creative director at Banana Republic.

DEMONTY PRICE

President, Chief Operating, Service and Values Officer

Age: 59

DeMonty Price serves as our President, Chief Operating, Service and Values Officer. Mr. Price leads service and operations across the Company's Galleries, outlets, distribution centers, care centers and home delivery network, as well as ensure a deep commitment to the Company's values and beliefs throughout the organization. Mr. Price served as Co-President, Chief Operating, Service and Values Officer from May 2016 to November 2017. Mr. Price joined RH in 2002 and served as the Company's Chief Service and Values Officer from September 2015 to May 2016, and Senior Vice President of Retail Galleries and Operations, and the Company's Chief Values Officer from June 2006 to September 2015. Prior to RH, Mr. Price was with Williams-Sonoma, Inc. for four years in various field leadership roles, as well as with Gap Inc. and NIKE, Inc.

JACK PRESTON

Chief Financial Officer

Age: 47

Jack Preston serves as our Chief Financial Officer and leads all financial functions including strategic and financial planning, accounting, treasury, tax, internal audit and investor relations across the Company's multiple businesses and brands. Mr. Preston served as RH's Senior Vice President, Finance and Chief Strategy Officer from August 2014 to March 2019, and Senior Vice President, Finance and Strategy from April 2013 to August 2014. Prior to RH, Mr. Preston worked for Bank of America Merrill Lynch for over 12 years, where he most recently served as a Director in the consumer and retail investment banking group. Mr. Preston holds a bachelor of commerce degree from the Sauder School of Business at the University of British Columbia.

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CORPORATE GOVERNANCE

CORPORATE GOVERNANCE & DIRECTOR INDEPENDENCE

We have a number of policies and practices related to corporate governance and oversight of our business. A number of the more important policies and procedures are described in this section of the proxy statement.

CORPORATE GOVERNANCE GUIDELINES

Our Corporate Governance Guidelines specify the distribution of rights and responsibilities of our board of directors and detail the rules and procedures for making decisions on corporate affairs. In general, the shareholders elect our board of directors, which is responsible for overall governance of our Company, including selection and oversight of key leadership, and leadership is responsible for running our day-to-day operations.

Our Corporate Governance Guidelines are available on the Investor Relations section of our website, which is located at *ir.rh.com*, by clicking on "Corporate Governance." The contents of our website are not incorporated by reference into this proxy statement and are not soliciting materials.

CODE OF ETHICS & CODE OF BUSINESS CONDUCT

We have adopted a code of ethics for our chief executive officer and senior financial officers. We have also adopted a code of business conduct applicable to our associates, officers and directors. Copies of these codes are available on the Investor Relations section of our website, which is located at *ir.rh.com*, by clicking on "Corporate Governance." We expect that any amendment to or waiver of the requirements of the code of ethics for our chief executive officer and senior financial officers will be disclosed on our website and any waiver of the requirements of the code of business conduct relating to our executive officers and directors will be promptly disclosed to shareholders, in each case as required by applicable law or NYSE listing requirements.

COMPENSATION COMMITTEE INTERLOCKS & INSIDER PARTICIPATION

No member of the compensation committee has served as one of our officers or been employed as one of our associates at any time. None of our executive officers serves as a member of the compensation committee of any other company that has an executive officer serving as a member of our board of directors. None of our executive officers serves as a member of the board of directors of any other company that has an executive officer serving as a member of our compensation committee. None of our directors or executive officers are members of the same family.

DELINQUENT SECTION 16(A) REPORTS

Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's directors, executive officers and any person who owns more than 10% of the Company's common stock to file initial reports of ownership and reports of changes in beneficial ownership with the SEC. Such persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms that they file. Except as set forth herein, based solely on its review of the copies of such forms furnished to the Company and written representations from the directors and executive officers, the Company believes that all Section 16(a) filing requirements were met in a timely manner in fiscal 2020. On July 27, 2020, the Form 4 filed on behalf of Mr. Alberini to report the grant of restricted stock was filed one business day late due to a third party change to Mr. Alberini's EDGAR codes.

COMPOSITION & QUALIFICATIONS OF OUR BOARD OF DIRECTORS

Our board of directors consists of nine directors, including our Chairman and Chief Executive Officer. Our certificate of incorporation provides that, subject to any rights applicable to any then-outstanding preferred stock, our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships. Subject to any rights applicable to any then-outstanding preferred stock, any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office, unless otherwise required by law or by a resolution passed by our board of directors. The term of office for each director will be until his or her successor is elected at our Annual Meeting or his or her death, resignation or removal, whichever is earliest to occur.

Our board of directors is divided into three classes, with each director serving a three-year term, and one class being elected at each year's annual meeting of shareholders. Our directors by class are as follows:

Class I: Eri Chaya, Mark Demilio and Leonard Schlesinger, with a term expiring at the 2022 annual meeting.

Class II: Hilary Krane, Katie Mitic and Ali Rowghani, with a term expiring at the 2023 annual meeting.

Class III: Gary Friedman, Carlos Alberini and Keith Belling, with a term expiring at the 2021 annual meeting.

				COMMITTEE MEMBERSHIP		
NAME/ CURRENT POSITION	AGE	DIRECTOR SINCE	INDEPENDENT	AUDIT	COMP.	NOM. & CORP.
Gary Friedman RH Chairman and CEO	63	Jul. 2013				
Carlos Alberini Director and CEO of Guess?, Inc.	65	Jun. 2010	●			
Keith Belling Founder and CEO of RightRice Founder of popchips, inc.	63	Apr. 2016				
Eri Chaya RH President, Chief Creative and Merchandising Officer	47	Nov. 2012				
Mark Demilio Director and Chairman of the Audit Committee of SCP Health	65	Sep. 2009	●	□	■	□
Hilary Krane EVP, CAO and General Counsel, NIKE, Inc.	57	Jun. 2016	●	■		
Katie Mitic Director, eBay, Inc. and TCV Acquisition	51	Oct. 2013	●	■		
Ali Rowghani Managing Director, YCombinator Continuity Fund	48	Jan. 2015	●			■
Leonard Schlesinger Professor of Business Administration Harvard Business School	68	Apr. 2014	●		□	

□ Committee Chair
■ Committee Member

NAME/ CURRENT POSITION	EXPERIENCE						
	BUSINESS LEADERSHIP	BRAND/ RETAIL	GROWTH COMPANY	PUBLIC CO. EXECUTIVE/ DIRECTOR	INVESTMENT/ FINANCIAL	LEGAL	RISK & GOVERNANCE
Gary Friedman RH Chairman and CEO	●	●	●	●			
Carlos Alberini Director and CEO of Guess?, Inc.	●	●	●	●	●		
Keith Belling Founder and CEO of RightRice Founder of popchips, inc.	●	●	●		●		
Eri Chaya RH President, Chief Creative and Merchandising Officer		●	●				
Mark Demilio Director and Chairman of the Audit Committee of SCP Health	●			●	●	●	●
Hilary Krane EVP, CAO & General Counsel, NIKE, Inc.		●		●		●	●
Katie Mitic Director, eBay, Inc. and TCV Acquisition	●	●	●	●			●
Ali Rowghani Managing Director, YCombinator Continuity Fund	●	●	●	●	●		
Leonard Schlesinger Professor of Business Administration Harvard Business School	●	●	●	●			●

We believe our board of directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. We believe experience, qualifications, or skills in the following areas are most important: (i) business expertise in general and specific familiarity with high growth business models; (ii) experience building high value and luxury brands; (iii) industry knowledge of retail and consumer; and (iv) domain expertise in specialized areas such as merchandising and advertising; sales and distribution; accounting, finance, and capital structure; strategic planning and leadership of complex organizations; legal/regulatory and government affairs; people leadership; and board practices of other major corporations. We believe that all our current board members possess the professional and personal qualifications necessary for board service, and have highlighted selected noteworthy attributes for each board member in their individual biographies and as otherwise summarized above.

INDEPENDENCE



TENURE



AGE



DIVERSITY



BOARD ASSESSMENT & DIVERSITY

Our board of directors strongly believes its effectiveness is enhanced by being comprised of individuals with diverse backgrounds, skills and experience that are relevant to the role of the board of directors and the needs of the business. Accordingly, the board regularly reviews the changing needs of the business and the skills and experience resident in its members, with the intention that the board will be periodically "renewed" as certain directors rotate off and new directors are recruited. The board's commitment to diversity and "renewal" will be tempered by the need to balance change with continuity and experience.

Our current board composition is highly diverse in the areas of gender, age, ethnicity and business experience. We believe that our commitment to diversity is demonstrated by the current composition of our board.

The State of California adopted legislation, Senate Bill 826, requiring companies headquartered in the state to meet specific gender diversity requirements on their board by the end of 2019. Three of our nine directors are female. Based on our board composition, we were already in compliance with the requirements of this legislation in advance of the law becoming effective.

We believe that our approach to board qualifications and selection criteria is effective in identifying strong candidates to meet the needs of the Company and its constituencies and has resulted in a diverse board of directors.

Board Members Self-Identifying from Underrepresented Communities

We believe our board also meets the standards set by the State of California in Assembly Bill 979, which requires us to have one director from underrepresented communities by December 31, 2021, and three by December 31, 2022. At least three of our directors have indicated that they are from underrepresented groups.

One director self-identified as Hispanic and/or Latino.

Two directors self-identified as either being of Asian and/or Middle Eastern heritage.



See the graphic under "— Composition and Qualifications of our Board of Directors" above for further information regarding the composition and experience of our current board.

BOARD LEADERSHIP STRUCTURE; LEAD INDEPENDENT DIRECTOR

Our Corporate Governance Guidelines provide that the roles of Chairman of our board of directors and Chief Executive Officer may be either separate or combined, and our board of directors exercises its discretion in combining or separating these positions as it deems appropriate. Our board of directors believes that the combination or separation of these positions should continue to be considered as part of our succession planning process. Currently, the roles are combined, with Mr. Friedman serving as Chief Executive Officer and Chairman of our board of directors.

In July 2013, the board of directors created the position of Lead Independent Director and adopted a Lead Independent Director Charter, which is available on the Investor Relations section of our website, which is located at *ir.rh.com*, by clicking on "Corporate Governance." The Lead Independent Director Charter provides that the Lead Independent Director shall serve in a lead capacity to coordinate the activities of the other non-employee directors, to help facilitate communication between the board of directors and leadership and perform such other duties and functions as directed by the board from time to time. The Lead Independent Director presides over executive sessions of non-management directors.

Mr. Demilio currently serves as our Lead Independent Director. We believe the appointment of Mr. Demilio as our Lead Independent Director is beneficial to the Company due to Mr. Demilio's breadth of experience and ability to facilitate communication between leadership and the board of directors and devote significant time to the Company.

Our Corporate Governance Guidelines provide the flexibility for our board of directors to modify our leadership structure in the future as appropriate. We believe that our Company is well served by this flexible leadership structure.

BOARD INDEPENDENCE

In accordance with our Corporate Governance Guidelines, the board of directors affirmatively determines that each independent director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and meets the standards for independence as defined by applicable law and the rules of the NYSE.

Our board of directors undertook its annual review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director's ability to exercise independent judgment in carrying out that director's responsibilities. Our board of directors affirmatively determined that each of Mr. Alberini, Mr. Demilio, Ms. Krane, Ms. Mitic, Mr. Rowghani and Dr. Schlesinger is an "independent director," as defined under the applicable rules of the NYSE and the SEC, and that the other members of the board are not independent. The board's independence determination was based on information provided by our current directors. In particular, in making its determination that Mr. Alberini is an independent director, the board of directors considered that under the rules of the NYSE and the SEC, Mr. Alberini could be deemed independent for membership on the board of directors after February 2017 given that his prior service as the Company's Co-Chief Executive Officer and Chief Executive Officer had occurred more than three years prior to such date. In addition, as of February 2019, Mr. Alberini also meets the enhanced independence standard for a director who has not served as an employee of the Company for more than five years. In reaching its conclusions regarding the independence of Mr. Alberini, the board of directors further considered Mr. Alberini's time away from the management of RH, the fact that he had served as the chief executive officer of Lucky Brands, and the fact that he subsequently left Lucky Brands and is now serving as the chief executive officer of Guess?, Inc., a publicly traded company, listed on the NYSE, along with other prior and existing relationships between the Company and Mr. Alberini.

Further, the board of directors determined that each member of the board of directors' audit committee, compensation committee and nominating and corporate governance committee satisfies independence standards applicable to each committee on which he or she serves. Although the board of directors determined that Mr. Alberini is an independent director under the applicable rules of the NYSE and the SEC, the board of directors has elected not to appoint Mr. Alberini to any of the committees of the Company that are required under applicable rules of the NYSE or SEC to be composed entirely of independent directors.

BOARD MEETINGS

During fiscal 2020, our board of directors held a total of six meetings, one of which was held solely among our non-executive directors, and one of which was held solely among our independent directors. Additionally, our independent directors met in regularly scheduled executive sessions presided over by our Lead Independent Director. During fiscal 2020, all of our director nominees and all of our incumbent directors attended at least 75% of the total meetings such directors were eligible to attend during the period in terms of the board, the committees of the board on which they served and independent or non-executive board meetings.

Agendas and topics for board and committee meetings are developed through discussions among leadership and members of our board of directors and its committees. Information and data that are important to the issues to be considered are distributed in advance of each meeting. Board meetings and background materials focus on key strategic, operational, financial, governance and compliance matters applicable to us.

COMMITTEE COMPOSITION & MEETINGS

In fiscal 2020, the board had the following standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. All board committees are composed of independent directors. Committee membership and the number of meetings each committee held in fiscal 2020 are as follows:

	COMMITTEES		
DIRECTORS	AUDIT[3]	COMPENSATION[3]	NOM. & CORP. GOVERNANCE[3]
Mark Demilio[1][2]	Chair	Member	Chair
Hilary Krane	Member		
Katie Mitic	Member		
Ali Rowghani			Member
Leonard Schlesinger		Chair	
Number of Meetings in Fiscal 2020	11	7	1

(1)   Designated by the board as an "audit committee financial expert."

(2)   Mr. Demilio is currently the board's Lead Independent Director.

(3)   Committee members had various informal meetings in fiscal 2020.

Our board of directors has delegated various responsibilities and authorities to its three different committees, as described below and in the committee charters. The board committees regularly report on their activities and actions to the full board of directors as they deem appropriate and as the board of directors may request. Each member of the audit committee, the compensation committee and the nominating and corporate governance committee was appointed by our board of directors, which reviews committee composition from time to time.

Audit Committee

The audit committee was established for the primary purpose of assisting the board of directors in overseeing the accounting and financial reporting processes of the Company and audits of its financial statements. The audit committee is responsible for, among other matters:

Appointing, retaining, compensating, evaluating, terminating and overseeing our independent registered public accounting firm;

Delineating relationships between our independent registered public accounting firm and our Company consistent with the rules of the NYSE and requesting information from our independent registered public accounting firm and leadership to determine the presence or absence of a conflict of interest;

Reviewing with our independent registered public accounting firm the scope and results of their audit;

Approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

Overseeing the financial reporting process and discussing with leadership and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

Reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

Establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and

Reviewing and approving related-person transactions.

Our audit committee currently consists of Mr. Demilio, Ms. Krane and Ms. Mitic. Rule 10A-3 of the Exchange Act, and NYSE rules require us to have at least three audit committee members, all of whom are independent. Our board of directors has affirmatively determined that each of Mr. Demilio, Ms. Krane and Ms. Mitic meets the definition of "independent director" for purposes of serving on our audit committee under Rule 10A-3 of the Exchange Act and NYSE rules. In addition, our board of directors has determined that Mr. Demilio qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K.

Our board of directors has adopted a written charter for the audit committee, which is available on the Investor Relations section of our website, which is located at *ir.rh.com*, by clicking on "Corporate Governance." The audit committee conducts an annual self-evaluation of its performance, as set forth in its charter.

Compensation Committee

The compensation committee was established for the primary purpose of assisting the board of directors in discharging its responsibilities relating to the compensation of the Company's directors and executive officers, as further described in "Executive Compensation—Compensation Discussion & Analysis—Compensation Committee Review of Compensation." The compensation committee is responsible for, among other matters:

Reviewing key associate compensation goals, policies, plans and programs;

Reviewing and approving the compensation of our Chief Executive Officer and other executive officers;

Reviewing and approving or recommending the compensation of our directors;

Reviewing employment agreements and other similar arrangements between us and our executive officers; and

Appointing and overseeing any independent compensation consultants.

Our compensation committee currently consists of Mr. Demilio and Dr. Schlesinger. Our board of directors has affirmatively determined that each member of the compensation committee meets applicable independence requirements for membership on a compensation committee in accordance with applicable rules of the NYSE.

Our board of directors adopted a written charter for the compensation committee, which is available on the Investor Relations section of our website, which is located at *ir.rh.com*, by clicking on "Corporate Governance." The compensation committee conducts an annual self-evaluation of its performance, as set forth in its charter.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee was established for the primary purpose of assisting the board of directors in discharging its responsibilities relating to the election of directors. The nominating and corporate governance committee is responsible for, among other matters:

Identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

Overseeing the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; and

Developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Our nominating and corporate governance committee currently consists of Messrs. Demilio and Rowghani. Our board of directors has affirmatively determined that each member of the nominating and corporate governance committee meets applicable independence requirements for membership on a nominating and corporate governance committee in accordance with applicable rules of the NYSE.

Our board of directors adopted a written charter for the nominating and corporate governance committee, which is available on the Investor Relations section of our website, which is located at *ir.rh.com*, by clicking on "Corporate Governance." The nominating and corporate governance committee conducts an annual self-evaluation of its performance, as set forth in its charter.

DIRECTOR NOMINATIONS; COMMUNICATION WITH DIRECTORS

Criteria for Nomination to the Board

In accordance with its charter, the nominating and corporate governance committee will consider candidates submitted by the Company's shareholders, as well as candidates recommended by directors and leadership, for nomination to our board of directors. The nominating and corporate governance committee considers qualifications for the board of directors' membership, which may include, among others:

The highest personal and professional integrity;

Demonstrated exceptional ability and judgment;

Broad experience in business, finance or administration;

Familiarity with the Company's industry;

Ability to serve the long-term interests of the Company's shareholders;

Sufficient time available to devote to the affairs of the Company;

Ability to provide continuing service to promote stability and continuity in the boardroom and provide the benefit of familiarity and insight into the Company's affairs that directors would accumulate during their tenure;

Ability to help the board of directors work as a collective body; and

Experience, areas of expertise, as well as other factors relative to the overall composition of the board of directors.

The nominating and corporate governance committee further reviews and assesses the activities and associations of each candidate to ensure there is no legal impediment, conflict of interest, or other consideration that might hinder or prevent service on our board of directors. In making its selection, the nominating and corporate governance committee bears in mind that the foremost responsibility of a director of a company is to represent the interests of the shareholders as a whole.

Each director's individual biography set forth above includes the key individual attributes, experience and skills of each director that led to the conclusion that each director should continue to serve as a member of our board of directors at this time, as reflected in the summary above. We believe the range of tenures of our directors creates a synergy between institutional knowledge and new perspectives.

Shareholder Proposals for Nominees

In accordance with its charter, the nominating and corporate governance committee will consider potential nominees properly submitted by shareholders. Shareholders seeking to do so should provide the information set forth in the nominating and corporate governance committee's charter regarding director nominations. The nominating and corporate governance committee will apply the same criteria for candidates proposed by shareholders as it does for candidates proposed by leadership or other directors.

To be considered for nomination by the nominating and corporate governance committee at next year's annual meeting of shareholders, submissions by shareholders must be submitted in writing and must be received by the Corporate Secretary between February 1, 2022 and March 3, 2022 to ensure adequate time for meaningful consideration by the nominating and corporate governance committee. Each submission must include the following information:

The candidate's name, age, business address and residence address;

The candidate's biographical information, including educational information, principal occupation or employment, past work experience (including all positions held during the past five years), personal references, and service on boards of directors or other material positions that the candidate currently holds or has held during the prior three years;

The class and number of shares of the Company which are beneficially owned by the candidate;

Any potential conflicts of interest that might prevent or otherwise limit the candidate from service as an effective member;

Any other information pertinent to the qualification of the candidate;

The name and record address of the shareholder making the recommendation; and

The class and number of shares of the Company which are beneficially owned by such shareholder and the period of time such shares have been held, including whether such shares have been held in excess of one year prior to the date of the recommendation.

Information regarding requirements that must be followed by a shareholder who wishes to make a shareholder nomination for election to our board of directors for next year's annual meeting is described in this proxy statement under "Proposals — Additional Information — Shareholder Proposals for the 2022 Annual Meeting."

Communicating with Members of the Board of Directors

Any shareholder or any other interested party who wishes to communicate directly with (i) our entire board of directors, (ii) the non-management directors as a group, or (iii) the Lead Independent Director, may do so by corresponding with the Lead Independent Director at the following address: Lead Independent Director, c/o RH, Legal Dept., 15 Koch Road, Corte Madera, CA 94925, Attn: Corporate Secretary. All communications will be received, processed and then directed to the appropriate member(s) of our board other than, at the board's request, certain items unrelated to the board's duties, such as customer complaints, spam, junk mail, solicitations, employment inquires and similar items.

SHAREHOLDER OUTREACH ACTIVITIES

Shareholder Engagement

We actively engage with major shareholders of the Company, which has been a practice of the Company since our initial public offering in 2012. At our prior year annual meeting, approximately 98.6% of the votes cast by our shareholders supported our say-on-pay proposal. We are committed to the interests of our shareholders and the delivery of shareholder value through our focus on financial performance, including through capital allocation, optimization of free cash flow and increasing the gross margins of the business. We believe that, as part of this commitment, it is important to maintain an ongoing dialogue with shareholders, including with respect to feedback on our executive compensation programs. In 2016, we launched a formalized annual shareholder outreach program in order to solicit additional input from shareholders with respect to corporate governance and executive compensation practices. This shareholder outreach effort has continued in each subsequent year. Along with our annual shareholder outreach program, throughout the year, members of our leadership team, including our Chief Financial Officer and Chairman and Chief Executive Officer engage in regular shareholder and investor communications, in which we receive feedback.

As part of our shareholder outreach efforts, we have provided explanations of our organizational and leadership structures and our constant efforts to continue evolving our leadership structure in order to refine the organizational design and improve its alignment with the evolution of the business. In particular, we have highlighted that numerous business initiatives like the membership program have resulted in simplification of some aspects of our business, while other new initiatives require on-going leadership focus and efforts, and that the shifts in focus and responsibilities of our business and executive officers are designed to attune the organizational and leadership structures to the transformation of our business. This formalized shareholder outreach program is designed to solicit feedback from the Company's shareholders with respect to a number of topics related to our executive pay practices and corporate governance policies. This effort supplements the ongoing communications between our leadership and shareholders. We continue to receive feedback from our investors under our shareholder outreach program throughout the year.

AS PART OF THE SHAREHOLDER OUTREACH CAMPAIGN:

We regularly engage in an annual shareholder outreach campaign in order to solicit the views of investors that we believe represent approximately 50% or more of our issued and outstanding shares as of the prior calendar year. We hold these discussions with shareholders with the objective of procuring feedback on topics that are of interest to these investors. The bulk of the feedback we receive in connection with the outreach campaign focuses on topics of governance and compensation practices as well as commentary on our proxy statement disclosures. Our practice and our ability to solicit 50% or more of our voting shares, depends in part on the concentration or lack of concentration of voting shares within our shareholder base. For example, as our shareholder base becomes more dispersed, our ability to solicit the views of approximately more than 50% may become more challenging. Since 2016, we have consistently reached out to and solicited the views of more than 50% of our issued and outstanding shares.

In 2020, we solicited the views of institutional investors that we believe represented approximately 50% of our issued and outstanding shares owned by institutional investors as of December 31, 2019, and had discussions with and received feedback from investors representing approximately 29% of such outstanding shares.

In 2020, inasmuch as we had contacts with a large number of our investors in our prior annual shareholder outreach campaigns, a number of our investors that had been previously contacted indicated there was not a need to have a further round of conversations in the current annual shareholder outreach campaign with respect to governance and compensation practices as their positions on the topics discussed had not changed in any significant way from previous conversations.

In 2021, we solicited the views of institutional investors that we believe represented approximately 49% of our issued and outstanding shares owned by institutional investors as of December 31, 2020, and had discussions with and received feedback from investors representing approximately 24% of such outstanding shares. As was the case in 2020, a number of our investors that had been previously contacted indicated there was not a need to have a further round of conversations in the current annual shareholder outreach campaign with respect to governance and compensation practices as their positions on the topics discussed had not changed in any significant way from previous conversations.

In addition to the general feedback noted in the chart below, investors have expressed appreciation of our outreach efforts and acknowledged our quick reaction and responsiveness to the "against" vote recommendation two years ago from two proxy advisory firms on our say-on-pay proposal. The results of the shareholder outreach campaign, including concerns and feedback we received, were provided to our board of directors.

WHAT WE HEARD	WHAT WE DID
Shareholders requested that we make our proxy statement more readable and make the information presented more accessible.	We have continued to fine tune our proxy statement presentation, including providing more information in tables and charts rather than within lengthy narrative form in order to make the proxy statement easier to read and the information more accessible.
Shareholders requested increased transparency into the metrics used in our annual (short-term) cash bonus or Leadership Incentive Program, or "LIP."	We have provided additional disclosure in our CD&A in order to explain the reasons we chose certain compensation metrics and to show how our program is aligned with shareholder interests.

WHAT WE HEARD	WHAT WE DID
Shareholders requested increased transparency into the decision to use stock price as part of the performance metric under our long-term incentive (equity) program.	We have included substantial additional disclosure concerning the details of the multi-year option awards granted to our Chairman and Chief Executive Officer. The enhanced disclosure includes background information concerning the reason for the selection of stock price performance as the key performance metric used in the 2017 and 2020 awards as well as detailed information regarding the dual condition performance measurement restrictions in these grants that are tied to stock price performance over a long term service period in order to incentivize sustained share price appreciation rather than short term price movements.

Given our focus on innovation and business transformation as one of our key strategies, and our goal to use a performance metric that is objectively measurable, we have selected stock price performance as the key performance metric for these awards with a reliance on using out of the money stock price hurdles at the date of the grant. We believe that stock price appreciation is an appropriate performance metric inasmuch as stock price as a performance metric (i) measures the overall performance of the business, (ii) aligns well with our short-term and long-term goals, and (iii) is transparent, understandable and accessible to our shareholders and other key stakeholders, including our associates. |
| **Shareholders requested information related to other performance metrics such as total shareholder return ("TSR") and ROIC.** | After receiving this feedback from shareholders, we have been providing additional information regarding key metrics such as ROIC in our Form 10-K and as well as in our earnings releases and we disclose similar information here in our proxy statement for convenience.

We have included a stock performance table above to disclose a measure of total shareholder return.

Although we do not use ROIC or TSR as direct metrics as part of our long-term incentive strategy, we believe that the stock price performance metric that we do use in equity awards is likely to be well aligned with other metrics such as ROIC or TSR.

Please see "—Fiscal 2020 Business Highlights" included in this proxy statement. |

WHAT WE HEARD	WHAT WE DID
Shareholders requested additional disclosure regarding our ESG profile.	We have continued to enhance our ESG disclosures including enhanced information about our corporate governance practices. This year we added a new section to this proxy statement that provides substantial additional information regarding our corporate social responsibility program including our approach to environmental, social and governance initiatives and other related topics relevant to the Company's business. Our enhanced disclosures includes among other matters additional information about our diversity profile, our response to the COVID-19 pandemic and other related information such as our approach to cybersecurity risks. In 2018, we included disclosure about our newly adopted stock ownership guidelines. Please see the "Corporate Governance" and "Environmental, Social & Governance" sections of this proxy statement.
Shareholders requested further disclosure about our independence determinations with respect to our directors.	We expanded our disclosures regarding our independence determinations with respect to our directors, in particular regarding our determination that Mr. Alberini is an independent director and our determinations regarding his appointment to any committees.
Shareholders also expressed a preference that equity awards granted to the executive officers of RH in particular be tied to performance metrics rather than simple time based metrics based on continued service.	Our compensation program relies on equity and equity upside as a key method to align incentives between the leadership team and our investors. For example, we consider stock option awards, which only have value if the stock goes higher, a key component of our compensation program. Based on discussions and compensation reviews in prior years, we structured the 2017 Stock Option Award and 2020 Stock Option Award to Mr. Friedman to require substantial stock price appreciation from the price of our common stock on the date of grant in order to release restrictions on the shares underlying the award. We also required a four year service period for the Chief Executive Officer in order to assure that these price objectives would be measured on a sustained basis rather than at a single moment in time. We believe the four year structure of the award aligns and incentivizes Mr. Friedman to take a multi-year and long-term approach in leading the Company.

WHAT WE HEARD	WHAT WE DID
Shareholders requested further disclosure about the nature of our Chairman and Chief Executive Officer's multi-year awards and further explanation around the period that the award is intended to cover.	In those circumstances where we make a multi-year equity award to an executive officer, we intend to disclose details concerning the multi-year nature of the award. We have followed a practice of making multi-year equity awards to our Chairman and Chief Executive Officer based upon a four year cycle. We have provided substantial additional disclosure concerning these multi-year awards and the performance metrics used in each of these awards. In particular, we provided a multi-year equity award to the Chairman and Chief Executive Officer in the second fiscal quarter of 2013 and in the second quarter of fiscal 2017. The 2017 award included performance requirements linked to stock price objectives well in excess of the stock price on the date of the grant with the objective of measuring stock price performance over a minimum service period from the date of the grant. We believe that the 2017 grant was very successful due to the alignment of the performance objectives with long term stock price appreciation over a minimum four year service period and the stock price performance during this period substantially exceeded the stock price thresholds set forth in the award. Based upon the experience we had with the 2017 award, we granted our Chairman and Chief Executive Officer an additional multi-year equity award in fiscal 2020 that is designed to track the methodology of the 2017 award. The 2020 award includes a new minimum four year service period commencing in May, 2021 on the date at which the 2017 award performance hurdles will all have been achieved. We have included enhanced disclosure concerning these multi-year equity awards to our Chairman and Chief Executive Officer in our CD&A in order to explain the intent and details behind these large equity awards as well as the fact that we have not granted further equity awards to Mr. Friedman in fiscal 2018 or fiscal 2019. The multi-year structure arose out of a purposefully driven conversation and discussion between the compensation committee and Mr. Friedman and is believed to incentivize Mr. Friedman and align him with a long-term view in leading the Company.
Shareholders requested increased transparency around peer group or other competitive measurements used by the Company for our pay-for-performance alignment.	We have enhanced our disclosure regarding the use of a "market check" as one of the compensation factors that we have employed to assess our compensation practices.

WHAT WE HEARD	WHAT WE DID
Shareholders requested increased clarity regarding changes in our senior leadership structure and roles.	As a result of the ongoing evolution of our business, we continuously adjust the structure and operation of our executive leadership team to meet the needs of our business and optimize the outcome of our initiatives. We frequently implement changes to our organizational design in order to more closely align our leadership structure with the changing needs of the business. We have launched numerous initiatives that have become integral to the ongoing development of our business including, among others: (i) our membership program; (ii) the introduction of RH Hospitality in many of our new Gallery locations; (iii) the transformation of our real estate both through the introduction of new Galleries and changes in the real estate development model; (iv) ongoing restructuring and improvements to our distribution centers, transportation network and supply chain; (v) the introduction and expansion of design services as part of our Gallery operations; (vi) improvements in our home delivery and outlet model including the introduction of reverse logistics; (vii) improvements in our product assortment including the introduction of new categories such as RH Modern, RH Beach House and RH Ski House; and (viii) expansion of our business into international markets. While some of these initiatives such as the ongoing development of RH Hospitality have required us to add incremental leadership positions, others have simplified our business.
	Our efforts architecting a new operating platform, inclusive of our distribution center network redesign, the redesign of our reverse logistics and outlet business, and the reconceptualization of our home delivery and customer experience, are driving lower costs and reductions in inventory levels. Likewise, the adoption of a membership model has resulted in simplification in our business and corresponding reduction in certain leadership personnel. Many of the efforts to improve our organizational design have resulted in changes in our home office operations and increased responsibilities for our executive leadership team.
	We have provided ongoing disclosure concerning the roles of our senior leadership personnel including Ms. Chaya and Mr. Price. Over the last several years, we have increased the scope of responsibility for our named executive officers including Ms. Chaya and Mr. Price, each of whom works closely with our Chief Executive Officer. Ms. Chaya, our President, Chief Creative and Merchandising Officer oversees our product assortment and merchandising as well as related parts of our business including our Source Books and web presence. Mr. Price, our President, Chief Operating, Service and Values Officer, oversees our Gallery operations, Human Resources, distribution centers and supply chain, outlet and call center operations. The compensation committee determined to increase the base salaries for these named executive officers for fiscal 2020, as discussed below, in light of the increased responsibilities of such named executive officers and in order to incentivize them to continue to drive operational performance through these initiatives.

BOARD'S ROLE IN RISK OVERSIGHT

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, including the most significant risks facing us, and oversees the implementation of risk mitigation strategies by leadership. Our board of directors is also apprised by leadership of particular risk management matters in connection with the board's general oversight and approval of corporate matters and significant transactions. In addition, each of the board committees is responsible for risk management under its area of responsibility and consistent with its charter and such other responsibilities as may be delegated to them by the board of directors from time to time. See "Environmental, Social and Governance– Board Oversight of Cybersecurity Matters."

DIRECTOR & EXECUTIVE STOCK OWNERSHIP GUIDELINES

Our board has adopted stock ownership guidelines applicable to all directors and executive officers of the Company in order to further align the financial interest of our directors and executive officers with the interest of our investors. The guidelines provide that executive officers should own RH stock with a value at least equal to six times annual base salary for the Chief Executive Officer and two times annual base salary for our other executive officers. The guidelines provide that non-management directors should own RH stock with a value at least equal to two times the amount of the annual cash retainer paid to directors. Executive officers and directors are expected to achieve the stock ownership levels under these guidelines by the later of five years from the effective date of the guideline or the date of their hire, promotion or appointment, except for the Chief Executive Officer for whom these guidelines were effective immediately upon their adoption in May 2018.

All executive officers and non-management directors are in compliance with the guidelines.

Our Chairman and Chief Executive Officer, Mr. Friedman, has consistently maintained a significant equity ownership interest in the Company and, as of May 24, 2021, beneficially owns approximately 28% of the Company's common stock which, based on the average closing price for RH stock for fiscal 2020, was valued at approximately 1,384.7 times his annual base salary for fiscal 2020[1], far above the multiple of six times salary minimum ownership requirement. Additional information regarding the shareholdings of our other named executive officers and directors is set forth in this proxy statement in the section entitled "Security Ownership of Top Shareholders & Leadership."

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(1) Based on shares owned directly, shares owned indirectly and reported as beneficially owned for Section 16 reporting purposes, and the "in the money" value of stock options, restricted stock and restricted stock units that are no longer subject to vesting or selling restrictions.

STOCK TRADING PRACTICES

We maintain an insider trading policy that, among other things, prohibits our officers, including our named executive officers, directors and associates from trading during quarterly blackout periods and contains other restrictions on trading activities designed to avoid circumstances where Company insiders may be deemed to have traded on material nonpublic information.

Anti-hedging

Under the insider trading policy, we also prohibit short sales, hedging and similar transactions designed to decrease the risks associated with holding the Company's securities, pledging the Company's securities as collateral for loans and transactions involving derivative securities relating to our common stock. Our insider trading policy also requires that all associates with titles of vice president or higher, including our named executive officers, and all members of our board of directors pre-clear any proposed open market transactions.

10b5-1 Trading Plans

Each of our executive officers and directors may enter into a written plan ("10b5-1 Trading Plan") for the automatic trading of securities in accordance with Rule 10b5-1 of the Exchange Act. It has been the practice of the named executive officers to disclose on Form 4 filed with the SEC whether any sale or other transfer of shares reported has been made pursuant to a 10b5-1 Trading Plan.

All 10b5-1 Trading Plans entered into by our executive officers and directors must comply with our insider trading policy, and any 10b5-1 Trading Plan must be pre-cleared in advance by the Company's corporate compliance officer. A number of members of our leadership team and directors have adopted 10b5-1 Trading Plans.

ANNUAL MEETING ATTENDANCE

We do not have a policy that requires our directors to attend the annual meeting of shareholders. Two of our directors attended the 2020 annual meeting.

COMPENSATION OF DIRECTORS

We compensate all non-employee members of our board of directors as follows:

	ANNUAL COMPENSATION
Annual cash retainer	$135,000 annual cash (paid quarterly in advance)
Lead Independent Director	$30,000 annual cash (paid quarterly in advance)[1]
Audit committee chairman	$80,000 annual cash (paid quarterly in advance)
Audit committee member	$25,000 annual cash (paid quarterly in advance)
Compensation committee chairman	$75,000 annual cash (paid quarterly in advance)
Compensation committee member	$20,000 annual cash (paid quarterly in advance)
Nominating & corporate governance committee chairman	$25,000 annual cash (paid quarterly in advance)
Nominating & corporate governance committee member	$15,000 annual cash (paid quarterly in advance)
Board meeting attendance fees	Not Applicable
Annual equity grant of restricted stock	Aggregate value of $125,000[2]

(1) In March 2016, upon his appointment as Lead Independent Director, Mr. Demilio received a stock option for 20,000 shares, which vests in five equal installments over five years, subject to his continuing service as the Lead Independent Director. In May 2020, in connection with his service as Lead Independent Director, Mr. Demilio received a refresh stock option for 30,000 shares, which vests in five equal installments over five years, subject to his continuous service as the Lead Independent Director.

(2) Based on the average closing price of our common stock on the date of grant, determined using the closing prices for the ten consecutive trading days prior to and inclusive of the date of grant, which shares vest in full on the one-year anniversary of the date of grant. Grants are made for service for the period between the annual meeting of shareholders for the fiscal year in which the grant was made and the annual meeting of shareholders for the following fiscal year.

Annual equity grants described above are granted on the date of the annual meeting of shareholders each year.

Mr. Friedman and Ms. Chaya, as current officers of the Company, did not receive any compensation for board service for fiscal 2020. All directors receive reimbursement for reasonable out-of-pocket expenses incurred in connection with meetings of our board of directors.

The following table shows the compensation earned by all non-employee directors during fiscal 2020:

NAME	FEES EARNED	STOCK AWARDS[1]	TOTAL
Carlos Alberini	$135,000	$129,974	$264,974
Keith Belling	$135,000	$129,974	$264,974
Mark Demilio	$290,000	$129,974	$419,974
Hilary Krane	$160,000	$129,974	$289,974
Katie Mitic	$160,000	$129,974	$289,974
Ali Rowghani	$150,000	$129,974	$279,974
Leonard Schlesinger	$210,000	$129,974	$339,974

(1) Reflects the aggregate grant date fair value of the awards of restricted stock made in fiscal 2020, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Stock-Based Compensation* ("FASB ASC 718"). See Note 18—*Stock-Based Compensation* in our audited consolidated financial statements contained in our 2020 Annual Report. Amounts shown do not reflect compensation actually received or that may be realized in the future by the director.

At January 30, 2021, the last day of our 2020 fiscal year, the aggregate number of unvested restricted stock awards and unexercised stock options held by each of our directors during fiscal 2020, other than Mr. Friedman and Ms. Chaya, is set forth below. Information regarding equity awards held by Mr. Friedman and Ms. Chaya is set forth in the table entitled "Outstanding Equity Awards at Fiscal Year-End" in this proxy statement in the section titled "Executive Compensation."

NAME	UNVESTED RESTRICTED STOCK[1]	UNEXERCISED STOCK OPTIONS
Carlos Alberini	456	—
Keith Belling	456	—
Mark Demilio	456	50,000 [2]
Hilary Krane	456	—
Katie Mitic	456	—
Ali Rowghani	456	—
Leonard Schlesinger	456	—

(1) All restricted stock awards listed above vest as to 100% of the shares on July 22, 2021.

(2) Mr. Demilio was granted options to purchase 20,000 shares of stock in connection with his appointment as Lead Independent Director on March 9, 2016. Such options vested pro rata over five years such that they were fully vested on March 9, 2021. Mr. Demilio was granted options to purchase 30,000 shares of stock on May 5, 2020. Such options vest pro rata over five years such that they will be fully vested on May 5, 2025, subject to Mr. Demilio's continued service as Lead Independent Director.

BUSINESS HIGHLIGHTS

Fiscal 2020 Business Highlights

To assist you in reviewing the proposals to be acted upon at our Annual Meeting, we call your attention to certain headlines about the Company's 2020 operational and financial performance set forth below that are relevant to the matters discussed in this proxy statement.

Below we highlight certain aspects of the Company's strong recent performance including fiscal 2020 financial performance and stock price performance as well as our approach to equity compensation for our executive officers in relation to the Company's business performance. The following business highlights are only a summary. For more complete information about these topics, please review the 2020 Annual Report and the entirety of this proxy statement.

Fiscal 2020 Financial Performance

We achieved record financial performance during fiscal 2020 despite the difficulties posed by the COVID-19 pandemic which required us to close all of our physical retail and Hospitality locations in March 2020.

FISCAL 2020	
GAAP FINANCIAL PERFORMANCE[1]	GAAP diluted earnings per share of $9.96 compared to $9.07 last year, adjusted diluted earnings per share of $17.83 compared to $11.66 last year, an increase of 53%.
	GAAP net income of $271.8 million compared to $220.4 million last year, adjusted net income of $462.9 million compared to $276.3 million last year, an increase of 68%.
	GAAP operating margin of 16.4% versus 13.7% last year, adjusted operating margin of 21.8% versus 14.3% last year, an increase of 750 basis points.
	GAAP net revenues and adjusted net revenues both increased 8% to $2.85 billion.
OTHER FINANCIAL MEASURES	We generated $405 million of free cash flow in 2020.
	Our substantial cash flow during fiscal 2020 enabled us to reduce the amount of our outstanding indebtedness during the year. We completed convertible debt financings in fiscal 2014, fiscal 2015, fiscal 2018 and fiscal 2019. Following repayment of the first two of these convertible note issuances at maturity during fiscal 2019 and fiscal 2020, respectively, $685 million in aggregate principal amount of convertible notes remained outstanding as of the end of fiscal 2020 on January 30, 2021. As of January 30, 2021, we also had no outstanding borrowings and $271.9 million of availability under our revolving line of credit facility, net of $15.4 million in outstanding letters of credit.
	In fiscal 2020, we also achieved industry leading ROIC[2] of 53%, while in fiscal 2019 we achieved ROIC of 35%.

(1) Reconciliations of GAAP to non-GAAP financial measures for adjusted net revenues, adjusted operating margin, adjusted net income and adjusted diluted earnings per share are provided in the tables included in Annex A to this proxy statement.

(2) We define Return on Invested Capital (or "ROIC") as adjusted operating income after-tax for the most recent twelve-month period, divided by the average of beginning and ending debt and equity less cash and equivalents as well as short and long-term investments for the most recent twelve month period. ROIC is not a measure of financial performance under GAAP, and should be considered in addition to, and not as a substitute for other financial measures prepared in accordance with GAAP. Our method of determining ROIC may differ from other companies' methods and therefore may not be comparable.

Equity Compensation Framework

We believe that compensation paid to our executive officers should be structured to align with the performance of the business. We achieve this alignment in part by providing a substantial portion of compensation to our executive officers in the form of equity awards. This approach generally aligns executive compensation with shareholder stock price appreciation. In addition, we have structured the equity awards made to our Chairman and Chief Executive Officer to have a substantial performance component. Performance for these purposes is measured by stock price appreciation over a minimum four year service period. We believe that our approach to equity compensation for our executive officers has contributed to our overall business performance and the appreciation in our share price.

We believe that compensation paid to our executive officers should be closely aligned with the performance of the Company, on both a short-term and long-term basis. The compensation committee's decision-making regarding executive compensation in any given fiscal year is informed in part by the financial performance of the Company as well as the strategic and business initiatives pursued by the Company during the year and over time. The Company undergoes an annual process to assess the compensation of its senior leadership team to assure that there is strong alignment with the Company's performance goals and long-term business strategy.

In terms of the cash compensation for our executive officers, our decisions about base salaries for our executive officers during fiscal 2020 were influenced by the existence of the COVID-19 pandemic. Accordingly, we determined to defer salaries for all of the executive officers until business conditions stabilized later in fiscal 2020 and we also delayed the annual salary increases for fiscal 2020.

See "Business Highlights—Response to COVID Pandemic with respect to Compensation Matters" below for additional information regarding the base salaries of our executive officers.

In terms of equity compensation for our executive officers, we generally used back-end loaded seven-year vesting periods for our equity awards rather than five-year vesting periods. We believe these longer vesting periods provide motivation for these executives to take a sustainable approach in creating long-term shareholder value and allow for these equity awards to create a retention structure over a seven year period as opposed to a shorter timeframe.

See "Executive Compensation—Compensation Discussion & Analysis" below for additional information regarding the fiscal 2020 equity awards to our executive officers.

2020 Stock Option Award to Chairman and Chief Executive Officer

In 2020, the Company granted a multi-year stock option award (the "2020 Stock Option Award") to the Chairman and Chief Executive Officer that is tied to the Company's future stock price performance and the continuing service of the Chairman and Chief Executive Officer over time. The Company has determined that linking the Chairman and Chief Executive Officer's equity award to future stock price performance is an important construct to align the Chairman and Chief Executive Officer's compensation with the overall financial performance of the Company over time.

In fiscal 2017, the compensation committee determined to grant to the Chairman and Chief Executive Officer a multi-year equity award under the 2012 Stock Incentive Plan to purchase 1,000,000 shares of the Company's common stock with performance conditions tied to stock price performance, which the compensation committee determined to be a transparent and accessible measure of overall value that aligned the Chairman and Chief Executive Officer's compensation with a long-term view in leading the Company and with the returns experienced by investors over time.

The 2017 multi-year stock option award structure was implemented as a result of the compensation committee's extensive efforts to create an award that created strong alignment between the Chairman and Chief Executive Officer and the objectives of the Company's shareholders. In its fiscal 2019 annual review of executive compensation, the compensation committee affirmed the effectiveness of the multi-year equity structure. The Company's financial and operational performance improved and its stock price performed exceptionally well during the years following the 2017 multi-year stock option award to the Chairman and Chief Executive Officer. The 2017 multi-year stock option award required substantial stock price appreciation from the Company's share price on the date of grant: the stock price performance targets in Mr. Friedman's 2017 multi-year stock option award were set at $100, $125 and $150 per share, measured over a minimum four year time period from the date of grant and represented premiums to the grant-date stock price of 105.7%, 157.1% and 208.5%, respectively. As of February 2, 2018, the last trading day of fiscal 2017, the closing price of the Company's common stock was $92.04 per share, a substantial increase over the price at the time of the equity award to Mr. Friedman in May 2017. As of February 1, 2019, the last trading day of fiscal 2018, the closing price of the Company's common stock had further increased to $133.64 per share, and as of January 31, 2020, the last trading day of fiscal 2019, the closing price of the Company's common stock had further increased to $208.75 per share.

The 2020 Stock Option Award has the same overall time-based and performance-based structure as the 2017 multi-year stock option award made to Mr. Friedman, except that the stock price performance levels, the exercise price and the number of shares covered by the new award have been adjusted to take into account current market conditions including the RH common stock price and the number of RH shares outstanding. Based on the strong performance of the Company's stock price since the date of the 2017 multi-year stock option award, the compensation committee concluded in fiscal 2020 that all of the performance hurdles under the award would be met in May 2021. Mindful of this positive outcome, the 2020 Stock Option Award was structured to resume with a new four year performance period that commences upon completion of the performance measurement period for the 2017 multi-year stock option award. Accordingly, the new award provides for the continuation of essentially the same performance methodology used in the 2017 multi-year stock option award using enhanced stock price levels that are substantially above the RH stock price at the time of 2020 grant.

See "Executive Compensation—Compensation Discussion & Analysis" below for additional information regarding the equity compensation of our Chairman and Chief Executive Officer.

Share Price Performance

We have achieved extremely strong share price appreciation measured both in the short term as well as the long term. We believe our executive compensation strategy with respect to equity grants is strongly aligned with our share price performance and has contributed to the strong financial returns that we have generated for investors.

Measured at the end of fiscal 2020, our share price increased more than 100% during fiscal 2020 as a result of our strong financial performance. The share price has also appreciated substantially when measured over the medium and long term through the end of fiscal 2020 as described further in the table below. Since our initial public offering in 2012, our share price has increased more than 1900%.

		STOCK PRICE[1]		
TIME PERIOD		OPENING PRICE	JANUARY 30, 2021 PRICE	INCREASE
One Year	1-31-2020	$209	$484	132%
Two Year	2-1-2019	$134	$484	261%
Three Year	2-2-2018	$ 92	$484	426%
Five Year	1-29-2016	$ 62	$484	681%
Since IPO[2]	11-1-2012	$ 24	$484	1,917%

(1) Stock prices are rounded to the nearest whole dollar amount.
(2) Measured from the IPO price.

Response to COVID Pandemic with respect to Compensation Matters

The COVID-19 outbreak in the first quarter of fiscal 2020 caused disruption to our business operations. In our initial response to the COVID-19 health crisis we undertook immediate adjustments to our business operations including temporarily closing all of our retail locations and restaurants, curtailing expenses and delaying investments including scaling back some inventory orders while we assessed the status of our business.

In April 2020, we announced organizational changes and expense reductions in response to the business conditions resulting from the COVID-19 pandemic, including the temporary furlough of a large number of team members, the termination of certain jobs, and temporary salary reductions for leadership positions across the Company. The salary deferral program covered the substantial majority of the leadership team across the business including all of our executive officers. In total, approximately 800 of our personnel participated in the salary deferral program with the percentage of salary deferred generally increasing based upon the seniority of leadership position within RH as follows: (i) 10% of salary for leaders and salaried team members; (ii) 20% for leaders at the level of director; (iii) 30% for leaders at the level of vice president; (iv) 40% of salary for senior vice presidents and various chief titles; and (v) 100% of salary for the executive leadership team including the chief executive officer, chief financial officer and other executives with the title of President which included all of our named executive officers. We also delayed the implementation of annual salary increases for our chief financial officer and the named executive officers while we continued to assess the impact of COVID-19 on the performance of the business.

We released these salary deferrals later in 2020 when conditions had improved and the Company's business was recovering substantially from the pandemic low point in April, 2020. We also implemented the annual salary increases for our chief financial officer and the named executive officers on a retroactive basis dating back to July, 2020, which was the time these would have otherwise gone into effect. See "Executive Compensation—Compensation Discussion & Analysis" below for additional information regarding the base salaries and equity compensation of our named executive officers.

INTENTIONALLY LEFT BLANK

ENVIRONMENTAL, SOCIAL & GOVERNANCE

ENVIRONMENTAL, SOCIAL & GOVERNANCE

Our environmental, social and certain other governance efforts are implemented through our Compliance and Corporate Social Responsibility ("CSR") programs, which are designed to align our approach to environmental, social and governance issues with the interests of our people, customers and shareholders and their respective environmental, social and governance ("ESG") concerns.

Our CSR programs consist of and are organized under four key components:

> Product Safety & Compliance
>
> Responsible Sourcing & Vendor Compliance
>
> Environmental & Sustainability
>
> Philanthropy

We believe that these four key components of our CSR programs enhance and elevate our brand presence and are aligned with the Company's long-term strategic goals as a provider of luxury home furnishings.

In order to implement our CSR programs, we collaborate and work with a variety of third-parties, many of which are non-profit organizations that provide and/or monitor standards addressing various aspects of ESG concerns. We work directly with some of these organizations or we rely upon vendors that adhere to standards set by these kinds of third parties. Some of these third-party organizations that we rely upon as part of our CSR programs include among others, Habitat for Humanity, Good360, UL, GoodWeave, and Fair Working Conditions. More information on our CSR program and ESG efforts and the work we do with these kinds of third parties is available on the Investor Relations section of our website, which is located at *ir.rh.com*, by clicking on "Environmental, Social & Governance" under the governance section of the site.

ENVIRONMENTAL

Sustainability

We observe a number of practices that are designed to support environmental stewardship through sustainability. We seek to address environmental considerations through our CSR programs including issues related to deforestation, waste, energy use, recycling and conservation of resources used in building materials.

We have strategically aligned our sustainability and environmental programs with the materials we use to make our products, the paper we use to print our Source Books and the iconic buildings we chose to renovate and restore as part of our portfolio of Design Galleries.

We have pioneered a number of product collections that incorporate the use of recycled and repurposed wood from older buildings where these materials can be procured. We also work with our vendors to support responsible wood sourcing practices and compliance with applicable regulations concerning the origin of new wood and other product inputs.

Our Source Books are printed – and have been printed for a number of years – on Forest Stewardship Council (or FSC) Certified Catalog Paper. FSC is a third party certification organization that evaluates those who manage the care of forests. Using FSC certified paper in the production of our Source Books is designed to assure that paper is not contributing to destructive practices in forestry such as illegal logging, conversion of natural forests to other land uses, the liquidation of high conservation value forests, civil rights violations and genetic modification of forest species.

This proxy statement as well as previous proxy statements have also been printed with FSC Paper.

We also promote a paperless alternative to Source Books through the presentation of our product assortment digitally. Our associates use iPads and other devices to showcase our product assortment to our customers in our Galleries. This service allows our customers to shop our entire merchandise assortment in our retail Galleries.

We work closely with our delivery network, distribution centers, home office facilities teams, Galleries and outlets to divert packaging and other forms of waste from the landfills. We have instituted recycling and composting programs and a number of other initiatives to reuse and repurpose materials in lieu of traditional waste practices.

In 2015, we established a program with Habitat for Humanity to donate products in support of this organization as part of our philanthropy efforts. We donate to Habitat for Humanity merchandise that does do not meet our "first quality" standards and these "second quality" and "third quality" products are diverted from landfills and used by Habitat for Humanity. Our program with Habitat for Humanity started in Tracy, California and now includes Galleries, Outlets and distribution centers across the US and Canada. In 2019, Habitat for Humanity Greater Vancouver awarded RH a Community Donor Award as a Silver Level Donor.

We require certain RH Baby & Child merchandise to have received GREENGUARD Gold certification, the highest level of certification under GREENGUARD, requiring that such products meet strict chemical emissions limits and screening procedures.

Waste & Packaging

We work closely with our delivery centers, distribution centers, home office facilities teams, Galleries and outlets to assist them in finding resources and other options to help divert waste from landfills. We have proactively instituted product diversion programs resulting in more than 660,000 pounds (330 tons) of waste diverted from landfills in 2019 and 639,000 pounds (320 tons) diverted in 2020.

We have guidelines and procedures in place with our in-sourced home delivery teams and our third-party home delivery partners to offer to collect and recycle packaging materials from our customers at the time of the product delivery and installation process.

Energy Consumption

Across our Galleries and Showrooms, Outlets, distribution centers, our manufacturing site and our home offices, we have been steadily lowering our energy consumption throughout our U.S. and Canadian operations.

ENERGY CONSUMPTION		2018	2019	2020
Number of Locations		128 [1]	129 [2]	133 [3]
United States		63,007,070 kWh	61,596,125 kWh	57,764,156 kWh
Canada		2,893,703 kWh	2,668,559 kWh	2,063,323 kWh
	TOTAL	65,900,772 kWh	64,264,684 kWh	59,827,479 kWh

(1)   Consists of 128 locations consisting of 6 DCs, 66 Galleries, 14 HDCs, 31 Outlets and 8 other facilities in the U.S. and 2 Galleries and 1 Outlet in Canada

(2)   Consists of 129 locations consisting of 4 DCs, 66 Galleries, 16 HDCs, 32 Outlets and 8 other facilities in the U.S. and 2 Galleries and 1 Outlet in Canada

(3)   Consists of 133 locations consisting of 3 DCs, 65 Galleries, 19 HDCs, 32 Outlets and 11 other facilities in the U.S. and 2 Galleries and 1 Outlet in Canada

The table above was derived from information provided to us by ENGIE Insight Service Inc., our third-party energy infrastructure and building services provider that helps manage our energy usage in certain of our select locations and facilities. We do not currently have data for all of our facilities as some of our locations, for example, are part of an integrated multi-tenant commercial complex such as a mall or shopping center where energy usage is co-mingled with other tenants and is managed by our landlord. We collect and use the data referenced above in order to monitor our energy usage and to conserve energy at these locations. We cannot assure that the results shown for our locations monitored by ENGIE Services are representative of other locations for which we do not have the same access to data regarding energy use.

We believe our greatest energy savings impact has been driven by elements of our lighting campaign. Through a targeted approach to our lighting systems, we have expanded the use of LED bulbs in many of our Galleries. We anticipate further gains can be achieved through the continuation of this imitative during 2021 resulting in the conversion of more of our lighting to energy efficient LED alternatives.

We have also been reviewing potential options to include renewable sources in our energy portfolio.

LEED Certification

As part of our real estate development projects, we address energy efficiency as one important factor in our development efforts. Some of our new Galleries have incorporated more energy efficient alternatives including in some instances LEED certified standards. As an example, in September 2016, we opened RH Austin, The Gallery at The Domain at 11720 Domain Boulevard which is a LEED Gold Certified building. In 2015, we opened our distribution center in Patterson, California which is also a LEED Gold Certified building. In 2020, we opened another distribution center in Ontario, California which is also a LEED Certified building.

Architectural & Design Legacy

As part of our development of new Galleries, RH has updated and renovated a number of historic buildings including among others our Gallery locations in Boston, Chicago, Greenwich, San Francisco (under development) and New York. These projects enable RH to preserve important architectural contributions and have the additional benefit of reusing and repurposing substantial amounts of legacy building materials that are preserved in these Gallery redesigns. In contrast to new construction, these redesigned historical buildings rely on substantial amounts of the original building materials where possible. In many instances, we have been able to preserve substantial elements of the original building and super structure as well as important design elements of the historic features of these locations. By preserving a significant portion of the original building, we are able to conserve the amount of new building materials that are used in these projects.

RH has great respect for architectural design and history and has reestablished the relevance of several historic and landmark buildings, giving them renewed purpose and bringing them to modern use. It is often the case that developing a new building from the ground up is more economical than restoring and renovating a historic building. When we choose to renovate historic landmark buildings, we approach the project as an investment in our brand elevation and real estate transformation strategy as well as an investment in a long-term sustainable approach to Gallery development. Many of these landmark buildings are in a state of disrepair at the time we take possession of them and through our careful restoration we redevelop them into Galleries that reinforce our luxury brand aesthetic and highly differentiated, elevated customer experience.

In April 2013, we opened RH Boston, The Gallery at the Historic Museum of Natural History at 234 Berkeley Street in Boston, Massachusetts. We restored this landmark building that was originally designed in 1862 by distinguished architect William G. Preston and was only the second building to be erected in Boston's famous Back Bay. Our restoration efforts earned us the Preservation Achievement Award through the Boston Preservation Alliance.

In May 2014, we opened RH Greenwich, The Gallery at the Historic Post Office at 310 Greenwich Avenue in Greenwich, Connecticut. We restored this storied neoclassical building that was originally built in 1917. This building sits in the heart of Greenwich Avenue's Historic District and is listed on the National Register of Historic Places.

In October 2015, we opened RH Chicago, The Gallery at the Three Arts Club at 1300 North Dearborn Parkway on Chicago's famed Historic Gold Coast. We restored this landmark building, which was designed in 1914 by distinguished architectural firm Holabird & Roche and was inaugurated as a residence for young women studying music, drama and the visual arts. We restored the entire structure with great respect for its original vision in collaboration with the Commission on Chicago Landmarks. The Gold Coast district, where RH Chicago is located, is listed on the National Register of Historic Places and the Three Arts Club was named a Chicago Landmark in 1981.

In September 2018, we opened RH New York, The Gallery in the Historic Meatpacking District at the intersection of Little West 12th Street, Ninth Avenue and Gansevoort Street. We restored this historic landmark building that was originally owned by John Jacob Astor in the late 19th century. The Meatpacking District, where RH New York is located, is listed on the National Register of Historic Places.

In December 2018, we reopened Ma(i)sonry as RH Wine Vault as part of RH Yountville in the heart of wine country at 6711 Washington Street, Yountville, California. We restored this landmark building, which was originally designed in 1902 by its owner and vintner Charles Rovegno with the help of Angelo Brovelli, a local mason responsible for many of Napa County's idyllic stone bridges. This historic structure is listed on the National Register of Historic Places as well as on the Napa County Historic Resources Inventory.

We are developing RH Guesthouse at 55 Gansevoort Street in New York, NY. The 55 Gansevoort building is located in the Gansevoort Market Historic District which is listed on the National Register of Historic Places. Our restoration of this historic landmark building, which dates to 1887 and was designed by architect Joseph M. Dunn, is underway.

We are developing RH San Francisco, The Gallery at the Historic Bethlehem Steel Building at the corner of Illinois & 20th Streets, San Francisco, CA. The Historic Bethlehem Steel Building is listed on the National Register of Historic Places. We look forward to bringing life back to this historic building through our restoration of this San Francisco landmark.

We are developing RH England, The Gallery at the Historic Aynho Park. The earliest records indicate that a London mercer bought the manor of Aynho in 1545. The manor house at Aynho Park has been remodeled many times since it was built. We acquired Aynho Park in 2020 and intend to continue to redevelop, restore and breathe new life into this iconic historic site, which is considered to be a building of exceptional interest under the National Heritage List for England.

SOCIAL

We care about the well-being of our people, customers, and communities, which is an important factor that influences our actions in many areas of our business operations. Our CSR programs are designed in part to support the ethical treatment of people including our associates, customers, vendors and other stakeholders. We seek to promote workplace health and favorable working conditions for our people.

Our goal is to have the most qualified person in every position. We have a policy that prohibits us from discriminating against any applicant or associate. This policy governs all aspects of employment, including recruitment, hiring, training, promotion, compensation, discipline, job assignments, benefits, transfer and discharge.

RH is committed to providing a productive work environment free of unlawful harassment. Our company policies prohibit any form of harassment that has the purpose or effect of unreasonably interfering with an individual's work performance, or that creates an intimidating, hostile, abusive or offensive work environment.

We maintain an open door policy where our associates are encouraged to stop by to discuss any suggestions or address any concerns they might have. We believe that most work-related obstacles can be best addressed through open and honest communications.

We maintain an anonymous hotline where submitted complaints, concerns and grievances are reviewed and addressed with the objective that no associate submitting such complaints will be disciplined, penalized or otherwise retaliated against for raising a good-faith concern either through the hotline or under our open door policy.

COVID-19 Response

In late March 2020, RH closed all retail and restaurant operations in response to public health considerations in light of the COVID outbreak. In April 2020, the Company initiated a workforce restructuring in response to COVID, which included a permanent layoff of approximately 440 associates, a temporary furlough of over 2,000 of our personnel, and a salary deferral program for most of our leaders.

In April 2020, the Company implemented its salary deferral program for the substantial majority of the leadership positions across the business. In total, approximately 800 of our personnel participated in the salary deferral program with the percentage of salary deferred generally increasing based upon the seniority of leadership position within RH as follows: (i) 10% of salary for leaders and salaried team members; (ii) 20% for leaders at the level of director; (iii) 30% for leaders at the level of vice president; (iv) 40% of salary for senior vice presidents and various chief titles; and (v) 100% of salary for the executive leadership team including the Chief Executive Officer, Chief Financial Officer and other executives with the title of President. These salary deferrals were released later in 2020 when conditions had improved and the Company's business was recovering substantially from the pandemic low point in April 2020.

In connection with our COVID restructuring in response to the pandemic, all associates who were laid off were offered severance benefits to assist with their transition. For those associates placed on temporary furlough, RH subsidized the associate and employer portions of health benefit premiums during the furlough. We also provided resources and facilitated the process of unemployment claims, in cooperation with the state agencies charged with administering these unemployment insurance programs.

Beginning in May 2020, and continuing over the next several months, RH began reopening its retail and restaurant locations subject to the requirements of applicable local health restrictions. In 2021, nearly all of our locations have been reopened subject to episodic closures and capacity restrictions, based upon local conditions.

In connection with the reopening, we have undertaken a variety of steps to protect the health, safety and well-being of our associates and customers in response to COVID-19. We have continued to operate our locations in accordance with applicable local restrictions including capacity limitations on building occupancy and seating in our restaurants as dictated by circumstances in place at each location.

We continue to monitor capacity in our locations to ensure social distance can be maintained between customers and associates. We have required all visitors to wear facial coverings while visiting RH locations to ensure a safe and comfortable experience for both our associates and customers, and we maintain signage that reminds customers not to visit if they have any COVID symptoms.

With respect to our on-going operations, we have implemented written policies, procedures, and signage in response to COVID, taking into account guidance from the CDC and local health authorities. Among other things, we conducted daily health screenings of our associates and vendors prior to entering their workplaces. Our entry procedures have included a standard health questionnaire drawn from CDC guidance and a temperature check. Associates who failed the screening were sent home. We invested significant resources in enhanced sanitation and personal protective equipment ("PPE") for all facilities. The majority of our home office workforce worked remotely for significant portions of 2020. For those who could not perform remote work, RH made adjustments to its physical workspaces to address social distancing between workers and required facial coverings to be worn.

With respect to its associates, RH continues to update its policies and operating procedures in response to changing conditions and evolving factors including the latest virus trends, vaccine distribution, and government guidance, and we have dedicated resources to assisting associates with obtaining COVID tests and healthcare as necessary.

Our Associates

We believe deeply that the "right" people are our greatest asset. Our success is thus dependent upon our ability to retain continued service of our key personnel, particularly our Chairman and Chief Executive Officer, and to attract, retain and motivate qualified leaders and associates across all parts of our organization, including Galleries, Hospitality, distribution centers, home delivery centers and customer delight centers.

Team RH is approximately 5,000 people comprised of full-time, part-time and temporary associates, with about 44% based in our retail and outlet locations as of January 30, 2021.



For us, the provision of a comprehensive benefits program is an investment in our associates. We recognize the value our associates bring to RH, and we are committed to offering an array of opportunities from which they can choose. In addition to select perks, including discounts on tickets, technology and more, RH offers the following to eligible associates:

- Medical, Dental and Vision Insurance
- Health and Dependent Care Flexible Spending Accounts
- Transit and Parking Benefits (Pre-Tax)
- Health Savings Account
- Life Insurance
- Short and Long-Term Disability Insurance
- Employee Assistance Program
- 401(K) Retirement Savings Plan
- Associate Discounts
- Referral Bonuses

Workforce Diversity

We maintain a diverse workforce. RH is an equal opportunity employer, and we believe in meritocratic hiring. We strongly believe our performance is enhanced by our workforce being comprised of individuals with diverse backgrounds, skills and experience that align with the needs of our business.

We believe this approach naturally leads to a gender and ethnically diverse workforce. We believe that our commitment to diversity is demonstrated by the composition of our workforce.

The following charts present the gender, racial and ethnic composition of our workforce over the past four fiscal years.

Gender Diversity

FY17



FY18



FY19



FY20



Racial and Ethnic Diversity



FY17
American Indian or Alaska Native 0.3%
Asian 4.5%
Black or African American 8.4%
Hispanic or Latino 17.4%
White 46.6%
Hawaiian or other Pac. Islander 0.2%
Two or more 3.5%
Not disclosed 19.0%

FY18
American Indian or Alaska Native 0.2%
Asian 4.2%
Black or African American 8.5%
Hispanic or Latino 16.5%
White, 46.7%
Hawaiian or other Pac. Islander 0.2%
Two or more 3.1%
Not disclosed 20.5%

FY19
American Indian or Alaska Native 0.2%
Asian 3.9%
Black or African American 10.2%
Hispanic or Latino 13.9%
White 46.4%
Hawaiian or other Pac. Islander 0.3%
Two or more 2.5%
Not disclosed 22.7%

FY20
American Indian or Alaska Native 0.3%
Asian 5.8%
Black or African American 9.6%
Hispanic or Latino 20.0%
White 52.6%
Hawaiian or other Pac. Islander 0.3%
Not disclosed 5.4%
Two or more 5.8%

For topics related to the composition of our board and its diversity please refer to "—Composition and Qualifications of our Board of Directors" under the section "Corporate Governance."

Responsible Sourcing

We expect our values and principles to be maintained throughout our business, including our supply chain. We require our vendors to adhere to our Vendor Code of Conduct (the "Vendor Code of Conduct"), which can be found on our Investor Relations section of our website, which is located at *ir.rh.com* under "Environmental, Social & Governance" as well as other requirements. Our Vendor Code of Conduct is designed to promote the principles of fair and ethical treatment of workers, compliance with all applicable local laws, rules and regulations, and transparency to allow for accountability and reasonable substantiation of compliance.

Through our Vendor Code of Conduct as well as other requirements including our vendor operations manual, our vendors must agree to adhere to numerous workplace standards and principles including compliance with laws and requirements relating to wages and compensation, the support of freedom of association, the prevention of unlawful discrimination and the promotion of the health, safety and dignity of people that work for vendors participating in our supply chain.

To monitor compliance of vendors with the Vendor Code of Conduct and other applicable requirements necessary to promote the production of safe products that meet RH's standards in appropriate working conditions, we rely on our Social Compliance and Product Safety programs. Both of these programs leverage third-party organizations in order to monitor that our vendors are adhering to our expected standards.

We have partnered with international non-profit organizations, Fair Working Conditions and GoodWeave, and most recently also with Label STEP to audit for working conditions and compliance with labor standards. Our approach includes working with mission-minded organizations that can audit our suppliers' factories and can take other measures to support our vendors in complying with standards related to working conditions and responsible practices.

Our suppliers are expected to certify and acknowledge adherence to our Vendor Code of Conduct and other requirements which set forth numerous vendor obligations and rules related to compliance with applicable working conditions and other standards in support of responsible business practices. Vendors in our network must participate in our Social and Vendor Compliance Program, which authorizes RH and its agents access to conduct inspections and audits of vendors' facilities.

We have partnered with Benchmark International to monitor for products made with endangered plant species or plant species that are harvested illegally. Benchmark International is an accredited, independent auditing and testing lab with world-wide expertise in the areas of Lacey Act & EUTR compliance, TSCA compliance and wood testing.

We have established guidelines around the use in our supply chain of conflict minerals (which we define to include columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten) sourced from central African countries to address concerns over the exploitation and trade of minerals that supports ongoing conflicts in the region.

We require our vendors to conduct their sourcing in compliance with local and internationally recognized laws with respect to animal welfare. We monitor certain animal and natural products such as those made with down feathers. We also comply with and monitor bans in certain states and municipalities on the sale of fur, and we monitor supply chain traceability with regard to the sources of our Belgian linen.

Product Safety & Compliance

We maintain a product safety and compliance program in support of our efforts to sell products that are safe and to protect our customers and our people. We seek to maintain consistent quality of our manufacturers' products through a range of measures to assess quality and address problems in order to promote prompt responses to any identified issues. Our quality assurance measures include a variety of monitoring procedures and practices such as inspection of pre-production samples, site visits of our vendors' production facilities and inspection of inbound shipments at our distribution facilities.

The RH Product Safety & Compliance Team works in partnership with our vendors, third-party laboratories, and technical experts in connection with testing for regulatory, industry, and brand standards. We believe that partnering with accredited labs across the globe helps RH to monitor products and materials for issues of safety and quality.

As part of the adoption of any new product, the RH Product Safety & Compliance team reviews products at the individual SKU level as well as across collections of similar products to address product testing requirements and establish the appropriate test protocols to be applied. We work closely with third-party testing laboratories to execute the product testing in accordance to RH's specifications.

In addition to certifications and testing, we actively monitor CPSC and other industry related safety alerts and product recalls are listed on our website. Often these recalls are conducted on a voluntary basis to avoid any potential harm. As such, our notices provide detailed updates of the products that are recalled, the reason, and the reimbursement, replacement or refund opportunities.

The GREENGUARD standard is used to determine organic emissions from building materials, finishes and furnishings. We require certain RH Baby & Child merchandise to have received GREENGUARD Gold certification, the highest level of certification under GREENGUARD, requiring that such products meet strict chemical emissions limits and screening them for over 10,000 chemicals and more than 360 volatile organic compounds (VOCs). We are in the process of expanding our offering of GREENGUARD certified collections to include additional products beyond those currently offered under this standard.

We have partnered with UL (Underwriters Laboratories) and have designated UL as a preferred lab partner for third party testing. UL provides regulatory, safety, quality and advisory services to RH and its supply chain partners with the objective that our testing protocols meet industry standards and legal requirements. We believe that partnering with UL helps address our objective that products sold by RH meet our customers' expectations of safety and quality.

RH also monitors various chemicals that may be hazardous to human health and/or the environment.

Philanthropy

RH follows a number of approaches in relation to charitable donations and other aspects of philanthropy. As part of various Gallery Development projects, RH has donated products and design services to civic centers, local charities and schools in order to engender community goodwill. Over the last five years, we have donated close to $43.5 million of product at cost to a variety of charities and non-profit organizations related to the communities where we live and work. Additionally, RH sponsors local community charities in connection with Gallery opening events. We have made numerous donations to third party charities in connection with our business operations. Examples of non-profit organizations to whom we have made donations include Art Institute Chicago, Joffrey Ballet, Chicago Children's Choir, The Denver Art Museum, Children's Hospital Colorado, RxArt, The Art of Elysium, Moffitt Cancer Center, Children's Mercy Hospital Kansas City, Dell Children's Medical Center of Central Texas, Just Keep Livin' Foundation, After-School All-Stars Las Vegas, Seattle Art Museum, Norton Museum of Art, SickKids Foundation, Doernbecher Children's Hospital Foundation, The First Art Museum, Free Arts NYC, Friends of the Highline, Children's Cancer Research Fund, Columbus Museum of Art and 3Arts.

In 2017, we partnered with Good360 on a disaster recovery project in Lafayette, Louisiana to help flood victims. RH donated close to $300,000 of product at cost and sent volunteers to assist with the project to help get families and individuals back into their homes after massive flooding. This donation project earned RH the Circle of Good Award from Good360. The award is given to corporate and nonprofit partners who go above and beyond in creating meaningful, measurable and sustainable impact in the lives of those in need.

RH also provides local donations to communities where our associates live and work, and in the case of the northern California wildfires in recent years, donated goods to help support rest areas for first responders, temporary shelters for fire victims, and the relief and rebuilding efforts of those who were affected by the fires. Other examples of organizations to whom we have made donations include: UCSF Benioff Children's Hospital, UCSF Dec My Room, San Francisco Toy Program, SchoolsRule Marin, Furniture Bank of Central Ohio, The Michael J. Fox Foundation for Parkinson's Research, PlumpJack Foundation, Slide Ranch, The BreastFest, Dress for a Cure, Mercy Home for Boys & Girls, 826DC, 826Valencia, Homeward Bound of Marin, Gilead House, Make-A-Wish Foundation of Greater Bay Area and many local schools and smaller nonprofit organizations close to our Galleries, distribution centers and corporate office.

Rain Room donation to the Los Angeles County Museum of Art

As part of the launch of our contemporary art program in 2013, RH acquired the first edition of Rain Room by the art collective Random International in 2012. The Rain Room was exhibited at London's Barbican Centre, The Museum of Modern Art in New York and the Los Angeles County Museum of Art (LACMA). In 2016, we ultimately decided to donate the Rain Room to LACMA as part of LACMA's permanent collection.

GOVERNANCE

We have numerous governance policies and practices as noted above in this proxy statement in the section entitled "Corporate Governance" regarding our board of directors and overall governance framework.

Ethical Conduct

At RH, we're committed to conducting our affairs in accordance with all applicable laws, rules and regulations of the countries in which we do business. Our Code of Business Conduct (the "Code of Conduct") applies to everyone at RH including our associates, officers and directors in addition to certain independent contractors, consultants and advisors who work at our facilities or on the Company's behalf. We also have a Code of Ethics for our Chief Executive Officer and Senior Financial Officers that promotes honest and ethical conduct and compliance.

Our Code of Conduct is designed to promote honest and ethical conduct, including (i) the promotion of honest and ethical business practices, (ii) the handling of actual or apparent conflicts of interest between personal and professional relationships, (iii) compliance with governmental laws, rules and regulations, (iv) prompt internal reporting of violations, and (v) accountability for adherence to the requirements of the Code of Conduct. A few of the topics and issues covered by our Code of Conduct include:

- Conflicts of Interest
- Fair Dealing
- Fair Competition
- Gifts & Entertainment
- Anti-Bribery
- Anti-Corruption
- Political Contributions & Lobbying
- Insider Trading
- Investment Policy
- U.S. Sanctions Compliance Policy
- Whistleblower policy

RH's Chief Compliance Officer oversees and administers the Company's corporate and compliance policies with the objective of (i) fostering a culture that integrates compliance and ethics into business processes and practices and (ii) maintaining and monitoring a system for reporting and investigating potential compliance and ethics concerns.

The Chief Compliance Officer reports regularly to the Audit Committee of the Board of Directors and/or the Nominating and Governance Committee as appropriate with regard to (i) the Company's compliance with applicable laws and regulations, (ii) relevant topics concerning the Company's corporate governance, and (iii) any other material matters within the responsibility of the Chief Compliance Officer.

We further discuss some of our compliance and governance policies and practices below.

Anti-Corruption Policy

Our anti-corruption policy supplements our Code of Conduct and requires compliance with the U.S. Foreign Corrupt Practices Act and the growing body of international anti-corruption laws and prohibits the Company and our affiliates, directors, officers, associates, agents and representatives from unduly influencing officials or foreign governments and political officials. Oversight for this policy falls under RH's Chief Compliance Officer.

We require our vendors to comply with our anti-corruption standards including periodically renewing certifications to the Company of the vendor's compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other applicable anti-corruption laws and regulations.

As part of our broader anti-corruption efforts, we have adopted processes and procedures with the objective of avoiding transactions with countries sanctioned by the U.S. government. Among other compliance measures, we monitor business activity and third parties to reduce the risk of conducting transactions with sanctioned parties, specifically including persons and entities identified on the Specially Designated Nationals and Blocked Persons list maintained by the U.S. Department of the Treasury Office of Foreign Assets Control ("OFAC").

We additionally have an expenditure and signature authority policy that is refreshed annually by our Board of Directors that covers the expenditure limits of our associates, including executives by level, and that further typically limits associates from binding the Company to contractual obligations outside of their principal areas of responsibilities.

Conflict Minerals Policy

We seek to source safe, quality products made in a manner consistent with our values of ethical business conduct, the use of responsible social and environmental practices and the protection of human rights. We maintain a Conflict Minerals Policy that is incorporated into our Vendor Operations Manual, which our suppliers are able to access via a secure website. We expect that our direct suppliers will comply with our Conflict Minerals Policy and that they will (i) provide appropriate information and conduct necessary due diligence to facilitate our disclosures under Form SD regarding sources of conflict minerals within our supply chain pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, (ii) implement and communicate to their relevant personnel and suppliers policies that are consistent with our Conflict Minerals Policy, (iii) put in place procedures and contractual provisions for the traceability of conflict minerals, working with their suppliers as applicable, (iv) use reasonable efforts to source conflict minerals from smelters and refiners that have been validated by a recognized, independent third party as DRC conflict free, and (v) adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with our Conflict Minerals Policy.

Information Security and Information Security Incident Response Plan

The safeguarding of confidential and sensitive information, including proprietary information, is critical to ensuring the success of our business as well as the continued availability of our information assets.

RH's approach to the identification, monitoring and management of data security risks has been developed pursuant to a number of different approaches to mitigate cybersecurity threats including the adoption of technical, policy and administrative cybersecurity controls as well as reliance on RH's Information Security Incident Response Plan and cybersecurity training.

The Company conducts various risks assessments in the area of cybersecurity including periodic independent information security risk audits. Through these assessments, the Company seeks to evaluate its information security posture against a benchmark prescribed by independent third-party firms with expertise in this area.

The type of sensitive information RH may address in its business operations includes, without limitation, data related to our customers, associates, temporary associates, contractors, or the personal identity of a business partner or other content specific to an individual. Some examples of this information includes credit or debit card numbers and other similar sensitive information.

Our Privacy Policies detail how we collect, use, disclose and safeguard the information our customers' provide us through our websites and mobile software systems, as well as our physical properties such as our Galleries, outlets, distribution centers, etc. We uphold our customers' privacy rights through a number of measures. We offer our customers opportunities to unsubscribe to promotion communications, opt-out of information transfers to third-parties, and request deletion of personal information.

Our information security incident response plan provides a framework for our response to a cyber-security incident, and includes procedures to identify, assess and mitigate the source of a cyber-security breach, to minimize damage where possible and to restore normal operations as promptly as practicable.

At RH, we categorize our data assets and tailor our security architecture to protect them using a criticality approach. By using an industry-accepted critical security controls framework to measure our cyber-security and protocols, we are able to monitor the use and performance of our:

- Data security
- Network security
- Logging activities
- Access management
- Backup and recovery systems
- Application security
- Vulnerability management
- Endpoint detection, response and configuration management

Cyber Liability Insurance Policy

RH maintains a cyber liability insurance policy that covers certain losses and liabilities arising from cyber-attacks and data breaches. Subject to its terms and limitations, our policy includes coverage for business interruption and other costs associated with a covered breach event such as forensic consultants, notice to affected individuals and certain defense and litigation proceedings. The coverage limits and self-insured retentions are reviewed on an annual basis.

Board Oversight of Cybersecurity Matters

The Audit Committee assumes primary responsibility at the board level for the monitoring and oversight of cybersecurity issues and risks related to information security. The Company regularly reports to the Audit Committee, typically on a quarterly basis, regarding information security and cybersecurity matters including the results of risk assessments and third party audits as well as the Company's adoption of security enhancements to mitigate risk related to cybersecurity threats. See "Corporate Governance—Board's Role in Risk Oversight." Ms. Mitic, a member of our Audit Committee, has specific applicable experience that relates to the importance of information security around personal information of consumers. We believe that Ms. Mitic's current experience at eBay, Inc. as well as her prior experience at Yahoo! and Facebook, is particularly relevant in relation to our Board's review and monitoring of cybersecurity topics.

Investment Policy

Our investment policy requires that investment assets held by RH meet the objective of safety and preservation of principal while providing sufficient liquidity to meet the operating cash requirements of the Company, with the objective of investing funds at favorable yields with minimum risk.

U.S. Sanctions Compliance Policy

Our U.S. sanctions compliance policy requires that we screen our vendors to reduce the risk of transactions with countries and parties that are embargoed and sanctioned by the U.S. government.

Whistleblower Policies

Our SOX whistleblower policy addresses the reporting of certain categories of misconduct including misconduct related to accounting practices, internal accounting controls or auditing matters, and prohibits retaliation against those reporting such misconduct. Submissions may be made on an anonymous basis. We also have other programs to allow for reporting of potential misconduct in other aspects of our business.

Disclosure Committee & Charter

We have a Disclosure Committee to assist the CEO and CFO in fulfilling their responsibility for oversight of the establishment, maintenance, review and evaluation of controls and other procedures designed to ensure that information required to be disclosed by the Company in its publicly filed reports pursuant to the Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, that the Company's public disclosures are materially accurate and complete and otherwise comply with applicable disclosure requirements, and that there exists an open avenue of communication regarding disclosure such that senior leadership can make informed decisions relating to materiality and disclosure obligations.

Membership of the Committee is designated by our CEO and includes executives representing key areas of the Company's operations that may be relevant to the Company's filings with the SEC and other public disclosures, including senior representatives from the following key areas of the Company: finance and accounting, legal, tax, compliance, risk, internal audit.

Chief Compliance Officer & Charter

In 2020, the Board formally established a charter that sets forth certain responsibilities and requirements applicable to our Chief Compliance Officer, inclusive of overseeing and administering the Company's corporate and compliance policies with the objective of fostering a culture that integrates compliance and ethics into business processes and practices and maintaining and monitoring a system for reporting and investigating potential compliance and ethics concerns. The Chief Compliance Officer is expected to report regularly to the Audit Committee and/or the Nominating and Governance Committee as appropriate with regard to compliance with applicable laws and regulations, relevant topics concerning corporate governance, and any other material matters within the responsibility of the Chief Compliance Officer.

Other Appropriate Uses of Corporate Funds

To provide further assurance around the appropriate use of corporate funds for business purposes and to further assist with mitigation of risks around conflicts of interest and corruption, we have adopted several policies and guidelines that cover such items as (i) the authority of our associates to bind the company to certain contractual obligations, and (ii) limitations and controls around expenditures related to travel, entertaining and gifting and other expenses.

Political Activity

We generally do not use corporate funds to make contributions to support or oppose federal, state or local political parties, candidates or campaigns or offer our Galleries in support of such efforts. Our statement on political activity is available on the Investor Relations section of our website, which is located at *ir.rh.com* under "Corporate Governance."

OUR CONTINUED EFFORTS & INNOVATION

One of our core values is innovation. We value innovation, taking risks and boldly going where no company has gone before. We believe you're either striving to get better, or allowing yourself to get worse – there is no such thing as staying the same. The power of innovation comes from leveraging the creative minds and spirit of all of our people, at all levels of the organization. We strive to build an environment that encourages people to challenge conventional thinking, and to ask "why?" and "why not?" We embrace those people who have the courage to put forth new ideas and breathe new life into our company. Innovation is at the core of what we do.

We continue to evolve and innovate our CSR programs and our approach to ESG matters.

INTENTIONALLY LEFT BLANK

EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION & ANALYSIS

Executive Summary

We align our executive compensation practices to the business objectives of our Company in order to drive ongoing improvements in our financial performance. This compensation discussion and analysis ("CD&A") explains the strategy, design, and decision-making processes of our compensation programs and practices in the fiscal year ended January 30, 2021 ("fiscal 2020") for our named executive officers. This CD&A is intended to provide perspective on the compensation information contained in the compensation tables that follow this discussion. This CD&A also discusses how the fiscal 2020 compensation of our named executive officers aligns with the key goals of our compensation philosophy, namely, attracting and retaining the best talent and driving financial performance. We also discuss how we use our compensation programs, including equity programs, to encourage an ownership and stakeholder perspective among our named executive officers by providing them with a long-term interest in the growth and financial performance of our Company that aligns with the interests of our shareholders.

We believe that continually analyzing and refining our compensation program enables us to achieve the key goals of our compensation philosophy and supports ongoing improvements in our financial performance.

STOCK PERFORMANCE

The following table shows the total shareholder return for our common stock during the five fiscal year periods indicated below. The first row of the table indicates the cumulative return of an investor purchasing one share of RH common stock at the market close on January 29, 2016 and its value (percentage increase or decrease) at the associated fiscal year ends indicated in the table. The table then assumes a scenario where $100 was invested at the market close on January 29, 2016 in RH common stock, which is equivalent to 1.62 shares (if fractional shares were permitted), and its value (percentage increase or decrease) at the associated fiscal year ends indicated in the table.

	2016 (Jan. 29)	2017 (Jan. 27)	2018 (Feb. 2)	2019 (Feb. 1)	2020 (Jan. 31)	2021 (Jan. 30)
Value of 1 share	$61.62	$26.09	$92.04	$133.64	$208.75	$475.36
Value of a $100 Investment	$100	$42.34	$149.37	$216.88	$338.77	$771.44
Percentage Change	N/A	-57.66%	49.37%	116.88%	238.77%	671.44%

This table is supplemental to the stock performance graph presented in our 2020 Annual Report.

The following table sets forth, for fiscal 2020, our named executive officers, as defined in Item 402 of Regulation S-K promulgated under the Securities Act of 1933, as amended:

NAME	TITLE
Gary Friedman	Chairman and Chief Executive Officer
Jack Preston	Chief Financial Officer
Eri Chaya	President, Chief Creative and Merchandising Officer and Director
DeMonty Price	President, Chief Operating, Service and Values Officer
David Stanchak[1]	President, Chief Real Estate and Development Officer

(1) Mr. Stanchak retired and left the Company on May 16, 2021.

We believe that compensation paid to our executive officers should be:

Closely aligned with the performance of the Company, on both a short-term and long-term basis;

Linked to specific, measurable results intended to create value for shareholders;

Transparent, accessible and understandable by all stakeholders to understand what drives our executives; and

Tailored to achieve the key goals of our compensation program and philosophy.

Our executive compensation programs are aligned with our shareholders' interests, with performance-based compensation being tied primarily to our annual earnings before taxes and our long-term stock price performance.

In the case of our Chairman and Chief Executive Officer, we have structured his multi-year stock option award granted during fiscal 2020 to require substantial stock price appreciation from the Company's share price on the date of grant, as described further below. Mr. Friedman's base salary has remained unchanged since it was last increased in June 2013 when he returned to the Company, at the time, as our Chairman and Co-Chief Executive Officer. Mr. Friedman's bonus opportunity was not changed for fiscal 2018, fiscal 2019 or fiscal 2020.

The compensation committee has also continued to focus on balancing the alignment of our executive compensation program with our financial performance, providing incentives for retention purposes, rewarding the continued transformation of the business in fiscal 2020, and tailoring our compensation arrangements to match changes in our executive leadership. In March 2021, the compensation committee reviewed the Company's financial results related to the LIP targets, as described further below, set in the prior year and determined that the Company had exceeded the 200% achievement level with respect to the Company's financial objectives. As a result, the compensation committee determined that the amount of the payout under the LIP would be set at the maximum level of 200%. In addition, although the base salaries for our named executive officers were not increased during fiscal 2020 from fiscal 2019 salary levels, in fiscal 2021 we increased the base salaries for certain named executives as discussed further below.

2020 Stock Option Award to Chairman and Chief Executive Officer
On October 18, 2020, the compensation committee granted a stock option to Mr. Friedman under the 2012 Stock Incentive Plan to purchase 700,000 shares of the Company's common stock (the "2020 Stock Option Award"), with certain selling restrictions tied to stock price appreciation, with a ten year term and an exercise price of $385.30 per share which was the market price for RH's common stock effective on the date of the grant. Selling restrictions attached to the shares only lapse upon the achievement of both certain time-based service period requirements and certain stock price-based performance objectives, as further described below. The compensation committee believes that the combination of time-based restrictions and performance-based restrictions tied to stock price appreciation creates a strong alignment between Mr. Friedman and the objectives of the Company's shareholders.

The 2020 Stock Option Award has the same overall time-based and performance-based structure as the multi-year 2017 stock option award made to Mr. Friedman, except that the stock price performance levels, the exercise price and the number of shares covered by the new award have been adjusted to take into account current market conditions including the RH common stock price and the number of RH shares outstanding. The 2017 multi-year stock option award structure was implemented as a result of the compensation committee's extensive efforts to create an award that created strong alignment between Mr. Friedman and the objectives of the Company's shareholders. As the RH stock price substantially exceeded the performance hurdles under the 2017 award granted to Mr. Friedman, the board of directors and the compensation committee concluded that the 2017 award was a successful incentive structure for the Chief Executive Officer using a combination of both time-based and performance-based restrictions. Mindful of this positive outcome, the 2020 Stock Option Award provides for the continuation of this performance methodology at enhanced price levels that are substantially above the RH stock price at the time of grant.

The chart below summarizes the key considerations and review process undertaken by the compensation:

Key Considerations in Granting the Award	- Mr. Friedman last received a multi-year stock option award in fiscal 2017 - Mr. Friedman did not receive any other equity awards in 2018 or 2019 - The 2020 Stock Option Award is structured as a multi-year award for Mr. Friedman - The performance time period for the 2020 Stock Option Award commenced in May 2021, which was the date at which the performance time period for the 2017 award had been completed and satisfied. Accordingly, the 2020 Stock Option Award provides a continuation of the stock price performance methodology of the 2017 award for four successive performance years commencing in May 2021 through May 2025 at enhanced price levels - By linking a combination of both a multi-year service period and performance goals for the 2020 Stock Option Award, the committee intends to create incentives for sustained performance over an extended period of time
Determining the Performance Metric	- The committee paid particular attention to adopting a mix of performance incentives that would align the award with the long-term interests of the Company's stockholders. Mr. Friedman cannot realize stock option gains in the absence of material increases in stock price - The primary performance measure that the committee focused on for the 2020 Stock Option Award was stock price performance, which the committee determined to be a transparent and accessible measure of overall value that is easily understood by the Company's stockholders and aligns Mr. Friedman's compensation with returns experienced by investors - The committee also considered feedback from the stockholder outreach campaigns conducted by RH regarding the structuring and disclosure of equity awards. In particular, the compensation committee incorporated into the structure of the 2020 Stock Option Award investor feedback that sought performance metrics as a key component of any new equity award to the Chairman and Chief Executive Officer
Key Considerations Related to the Multi-Year Structure of the Award	- RH received feedback from investors during the course of its shareholder outreach campaigns that RH should either make yearly awards to Mr. Friedman or should make clear that the award being granted to Mr. Friedman is intended to qualify as a multi-year award - The committee determined to grant the 2020 Stock Option Award as a multi-year grant to be structured as a four-year service arrangement - The committee structured the award as a multi-year grant tied to a service period of four years which is similar to the equity award granted to Mr. Friedman in each of 2013 and 2017. The performance time period for the 2020 Stock Option Award commenced in May 2021, which was the date at which the performance time period for the 2017 award had been completed and satisfied - Given the multi-year nature of the 2020 Stock Option Award, it is not expected that the committee would grant annual refresh equity awards to Mr. Friedman until the end of the four-year service period
Input from Independent Advisors	Our independent compensation consultant provided input and analysis regarding the structure and grant date value of the multi-year award. The compensation committee also received guidance and counsel from outside legal advisors regarding the legal provisions of the awards

Based upon the above described key considerations and review process, the compensation committee structured the 2020 Stock Option Award to include selling restrictions on the underlying shares, which selling restrictions only lapse upon the achievement of both certain time-based service period requirements and certain stock price-based performance objectives, as further described below. The compensation committee believes that the combination of time-based restrictions and performance-based restrictions tied to stock price appreciation creates a strong alignment between Mr. Friedman and the objectives of the Company's stockholders.

The 2020 Stock Option Award contains the same overall structure as the last multi-year award granted to Mr. Friedman in 2017 by utilizing both time-based service period requirements and performance-based metrics. The 2020 Stock Option Award includes RH stock price performance targets of $500, $650 and $800 per share, which represent a substantial premium above the prevailing RH common stock price at the time of the grant.

The 2020 Stock Option Award is the third multi-year stock option award provided to Mr. Friedman since the 2012 initial public offering, with the previous two awards covering successive four year time periods from 2013 to 2017 and from 2017 to 2021, respectively. Consistent with this expectation the compensation committee did not grant Mr. Friedman an additional equity award in fiscal 2018 or fiscal 2019.

Given that the stock price performance metrics for the 2017 Stock Option Award had been achieved, and in order to continue to incentive Mr. Friedman towards the Company's long-term strategic and key value driving goals as well as to continue to incentivize Mr. Friedman to continue to drive the Company's financial performance, the compensation committee determined to grant Mr. Friedman the 2020 Stock Option Award to cover the successive four year period upon the expiration of the time-based service requirements of the 2017 Stock Option Award. The time period for the new award commenced in May 2021, which was the date at which the performance time period for the 2017 award had been completed and satisfied. Accordingly, the 2020 Stock Option Award provides a continuation of the stock price performance methodology of the 2017 award for four successive performance years commencing in May 2021 through May 2025 at enhanced price levels.

The RH stock price has substantially exceeded the performance hurdles under the 2017 award granted to Mr. Friedman. The board of directors and the compensation committee concluded that the 2017 award was a successful incentive structure for the Chief Executive Officer using a combination of both time-based restrictions and performance-based restrictions to create strong alignment between the Chief Executive Officer and the Company's shareholders. The 2020 Stock Option award provides for the continuation of this performance methodology at enhanced price levels that are substantially above the current RH stock price.

The following table quantifies the stock price appreciation from the date of grant that would be required to achieve each performance target under the 2020 Stock Option Award:

	PRICE TARGET ($)	PREMIUM TO GRANT DATE STOCK PRICE (%)
Exercise Price	$385.30	0.0%
Performance Target	$ 500	29.8%
Performance Target	$ 650	68.7%
Performance Target	$ 800	107.6%

The following chart presents graphically the number of shares that would become unrestricted in each performance measurement year after May 2021 assuming that the various stock performance targets are achieved:



DETAILED TERMS OF THE 2020 STOCK OPTION AWARD

The 2020 Stock Option Award has the same overall time-based and performance-based structure as the 2017 award except that the stock price performance levels, the exercise price and the number of shares covered by the new award have been adjusted to take into account current market conditions including the RH common stock price and the number of RH shares outstanding.

As was the case for the 2017 award, the new award may be exercised at any time, but the selling restrictions on the underlying shares only lapse upon the achievement of both certain time-based service period requirements and stock price performance-based targets, as further described below.

The key terms of the new stock option award are:

Time-Based Restrictions. The time-based restrictions are measured over a four year service period which will begin in May 2021 on the anniversary of the grant of the 2017 equity award. The time-based restrictions will lapse on each of the anniversary dates from May 2022 through May 2025 provided (i) Mr. Friedman remains employed at the end of such service year by RH with the authority, duties, or responsibilities of a chief executive officer at such date, and (ii) the stock price goals have been achieved in such service year as described further below.

Performance-Based Restrictions. The stock price targets are measured annually over a "performance year" and may lapse as to only one-quarter of the award in each of the first four performance years, with the first performance year being measured from May 2021 through May 2022. The stock price performance targets for the 2020 Stock Option Award are set at $500 per share, $650 per share and $800 per share.

To achieve any given price target, the Company's weighted average stock price, measured over a period of the last ten trading days on a volume weighted average price, must remain at or above the performance hurdles stated above for twenty consecutive trading days (i.e., a trailing ten day average minimum price that must be sustained for twenty consecutive trading days (the "twenty day average trading price")). These features have the effect of requiring that the stock remain above the target price for a sustained period of time.

Stock price performance is measured annually over a "performance year," and the selling restrictions may lapse for up to one-quarter of the award in any given performance year. The first four performance years for the 2020 Stock Option Award run from May 2021 through May 2022 and then in each successive May to May time period through May 2025. These performance years have been set to commence after the expiration of the fourth performance year for the 2017 award which occurred in May 2021.

With respect to any given performance year, if the "twenty day average trading price" as described above for RH common stock exceeds $500 per share, $650 per share, or $800 per share during such performance year, then the selling restrictions will lapse as to 58,333 shares, 58,333 shares, and 58,334 shares, respectively, on the last day of such performance year, if Mr. Friedman remains employed by RH with the authority, duties, or responsibilities of a chief executive officer at such date.

Any share selling restrictions that have not lapsed in any performance year during the first four performance years can lapse if the stock price performance targets are achieved in a successive performance year through the end of the eighth performance year which ends in May 2029, provided Mr. Friedman continues to satisfy the service requirement through the date the performance target is achieved. The selling restrictions with respect to any performance year can only lapse if the performance hurdles are satisfied in that particular performance year or a later year (even if such performance hurdles were previously satisfied in a prior performance year).

Any share selling restrictions that have not lapsed by the end of the eighth performance year will thereafter only lapse on the twentieth anniversary of May 2021. As a result, if the stock price targets are not achieved by the end of the eighth performance year, the underlying shares issuable upon any exercise of the option could not be sold until the twentieth anniversary of May 2021, with RH having certain rights to repurchase such shares at a point in time after exercise using an unsecured promissory note until such twentieth anniversary.

If Mr. Friedman's employment with RH is terminated without cause, by Mr. Friedman for good reason (as such terms are defined in the option award agreement), or for death or disability (as such term is defined in the option award agreement), then any transfer restrictions on shares subject to the 2020 Stock Option Award that would have been eligible to lapse at any time during the twelve-month period following such termination had such termination not occurred will be eligible to lapse based solely upon the achievement of the stated price levels at any point during such twelve-month period. For further details regarding the option award agreement, refer to the Company's Current Report on Form 8-K filed on October 21, 2020.

We continue to believe that our executive compensation program, including the compensation of our Chairman and Chief Executive Officer, is clearly structured to reflect the best interests of shareholders and that if we continue to drive improving operational and financial performance investors will be rewarded by stock price appreciation.

OVERVIEW OF COMPENSATION PROGRAM & PHILOSOPHY

OUR COMPENSATION PROGRAM IS DESIGNED TO DO THE FOLLOWING:	
Attract and retain	We focus on attracting and retaining top-caliber, knowledgeable and experienced senior executives
Encourage an ownership and entrepreneurial mindset	Our programs create in our leadership an ownership and entrepreneurial mindset in order to align the annual and long-term strategic goals of our executives with those of our Company and our shareholders, including improvements in shareholder returns
Motivate	Our programs motivate our executives to achieve superior results for our Company and our shareholders
Reward performance	We pay for performance that is achieved through creativity, the capitalization of unique strategic opportunities and business initiatives, and results in shareholder-aligned financial successes, including improvements in our stock price
Encourage appropriate risk taking	Our programs focus our executives to analyze business initiatives where we seek return on investment that exceeds downside risks
Provide transparent reward systems	Our reward systems are easily understood by our leaders and shareholders
Reinforce the succession planning process	Our programs help leadership to focus on identifying, and help us reward, retain and promote from within, the next generation of senior leadership to achieve the Company's growth, profitability and other objectives through increased responsibilities and compensation

This compensation philosophy guides the compensation committee in assessing the compensation to be paid to our executives, including our named executive officers. The compensation committee endeavors to ensure that the total compensation paid to the named executive officers is fair, competitive and consistent with our compensation philosophy. This compensation philosophy also guides the compensation committee as to the proper allocation among current cash compensation (in the form of annual base salary), short-term compensation (in the form of performance-based, annual cash incentives), and long-term compensation (in the form of equity incentive compensation). We evaluate both the performance and compensation of our named executive officers annually to ensure that the executive compensation program we implement achieves these goals.

One of our overriding goals informing our compensation philosophy is to create in our leadership an ownership and entrepreneurial mindset in order to align leadership performance with improvements in shareholder returns. Our compensation programs aim to improve upon this interest alignment through various methods, including the use of stock options for equity grants, the use of long-term price performance targets in the award granted to our Chief Executive Officer and various profit metrics in the bonus plan.

We have implemented executive compensation policies and practices that reinforce our compensation philosophy and align with those commonly-viewed best practices and sound governance principles that we believe are appropriate for us. The following chart summarizes these policies and practices:

PRACTICES WE FOLLOW

100% independent directors on our compensation committee

Annual review and approval of our compensation strategy

Independent compensation consultant engaged by our compensation committee

Performance-based cash incentives

Significant portion of executive compensation is either tied to corporate performance directly or indirectly through stock price performance because of the equity component of compensation

We use five year vesting schedules for some of our equity grants (frequently with 20% vesting in each year). In more recent years, we have shifted our vesting practices to use back-end loaded vesting periods, which we believe motivates our associates and leaders in favor of creating long-term shareholder value on a sustained basis. With regard to back-end loaded vesting, we often use schedules along these lines:

- Our seven-year award structure would generally vest 10% in years one, two and three; 15% in years four and five; and 20% in years six and seven
- Our five-year award structure would generally vest either (i) 15% in years one and two; 20% in year three; and 25% in years four and five, or (ii) 10% in years one and two; 20% in year three; and 30% in years four and five

Prohibition on short sales, hedging of stock ownership positions and transactions involving derivatives of our common stock

In May 2018, the board adopted stock ownership guidelines applicable to all directors and executive officers of the Company in order to further align the financial interest of our directors and executive officers with the interest of our investors

Our Chairman and Chief Executive Officer, Mr. Friedman, has consistently maintained a significant equity ownership interest in the Company and, as of May 24, 2021, beneficially owns approximately 28% of the Company's common stock which, based on the average closing price for RH stock for fiscal 2020, was valued at approximately 1,384.7 times his annual base salary for fiscal 2020[(1)], far above the multiple of six times salary minimum ownership requirement

Broad-based company-sponsored health and retirement benefits programs

(1) Based on shares owned directly, shares owned indirectly and reported as beneficially owned for Section 16 reporting purposes, and the "in the money" value of stock options, restricted stock and restricted stock units that are no longer subject to vesting or selling restrictions.

PRACTICES WE AVOID
No “single trigger” change of control benefits
No post-termination retirement- or pension-type non-cash benefits or perquisites for our executive officers that are not available to our associates generally
No hedging or derivative transactions involving our securities by directors, officers, associates or other insiders
We have not repriced or bought out underwater stock options
No acceleration of share vesting generally—instead, we have simple customary levels of severance protection commensurate with a senior position
No tax gross-ups for change of control benefits
No defined value pensions or long term cash incentives like supplemental retirement plans or other forms of long-term deferred compensation
No equity awards for leadership with short-term restrictions or vesting, such as one-, two- or three-year vesting

COMPENSATION COMMITTEE REVIEW OF COMPENSATION

Our board of directors has established a compensation committee that is generally responsible for the oversight, implementation and administration of our executive compensation plans and programs.

The compensation committee engages in the following, either together with the board of directors as a whole or as a committee, making recommendations to the board of directors regarding approval, as necessary:

- Annually review and approve the Company’s corporate goals and objectives relevant to compensation of the Chief Executive Officer;
- Evaluate the Chief Executive Officer’s performance in light of such goals and objectives;
- Determine and approve the Chief Executive Officer’s compensation level based on this evaluation;

In addition, the compensation committee annually reviews the following:

- Annual base salary levels;
- Annual incentive compensation levels;
- Long-term incentive compensation levels; and
- Any supplemental or special benefits

Ensure that appropriate overall corporate performance measures and goals are set and determine the extent to which the established goals have been achieved and any related compensation earned;

Determine the appropriateness of, and in some cases retain, a compensation consultant to offer advice for the consideration of the compensation committee and consider the independence of such consultant in accordance with applicable SEC and NYSE rules; and

Perform other necessary tasks related to the implementation and administration of executive compensation plans and programs.

The compensation committee’s annual review of executive compensation generally occurs within the timeframe of April to June of each year.

COMPENSATION LEVEL SETTING PROCESS

Our compensation committee reviews the following, among other factors, when determining compensation:

The individual's performance and contributions to financial objectives;

Equity awards previously granted to the executive, which includes amounts of such awards that remain unvested or are under selling restrictions and therefore continue to incentivize future performance;

Individual leadership, expectations, expertise, skill, and knowledge;

Overall compensation, including base salary and bonus opportunity, as a whole;

Analyses of competitive market compensation practices and labor market conditions;

Alignment with the long-term business strategy of the Company;

Retention and succession planning;

Input from senior leadership, including our Chairman and Chief Executive Officer; and

Input from an independent compensation consultant.

As we are headquartered in the San Francisco Bay Area, which is a highly dynamic and competitive market for talent, we seek to provide competitive compensation practices for our executive leadership in order to attract and retain the best available talent.

To set a competitive, reasonable and appropriate level of compensation, the board of directors and the compensation committee take a holistic approach and considers all relevant factors to the compensation decision being made in any given year. The board of directors' and the compensation committee's approach to evaluating these factors is subjective, not formulaic, and may place more or less weight on a particular factor when determining a particular executive officer's compensation.

ROLE OF LEADERSHIP IN DETERMINING EXECUTIVE COMPENSATION

In determining the total compensation for each executive officer, the board of directors and the compensation committee consider the specific recommendations of our Chairman and Chief Executive Officer (other than with respect to his own compensation) and may consider input from other senior members of leadership.

Our Chairman and Chief Executive Officer plays a significant role in the compensation setting process for the other named executive officers by:

Evaluating their performance;

Discussing the role and responsibilities of the relevant executive officer within the Company and the expected future contributions of the executive officer;

Considering retention and succession planning;

Recommending business performance targets and establishing objectives; and

Recommending salary levels, bonuses and equity awards.

Our Chairman and Chief Executive Officer annually reviews the compensation paid to other named executive officers over the fiscal year through presentations to the compensation committee, either as a committee or together with the board of directors as a whole, and provides his recommendations regarding the compensation to be paid to such persons during the next year. Following a review of such recommendations, the board of directors or the compensation committee, after reviewing the other factors and input as discussed above, takes action regarding such compensation recommendations as it deems appropriate. The board of directors and the compensation committee also consider input from our Chairman and Chief Executive Officer, as well as our Chief Financial Officer and certain of our Presidents, when setting financial objectives for our performance-based incentive program.

Our executive compensation program is designed to reward successful annual performance while encouraging long-term value creation for our shareholders. Short- and long-term incentive compensation is subject to rigorous, objective, at-risk performance hurdles across our performance metrics and performance periods, which the compensation committee intends to be an incentive to leadership to drive Company performance and encourage prudent risk management consistent with the Company's financial and strategic goals.

ROLE OF COMPENSATION CONSULTANTS

The compensation committee has periodically engaged compensation consultants to assist the committee in assessing compensation market conditions.

Commencing in January 2017, Mercer was engaged by the compensation committee to provide evaluations and recommendations concerning our executive and board compensation programs and to advise the compensation committee with respect to structuring our compensation plans to achieve our business objectives. Mercer has continued to provide evaluations and recommendations concerning our executive and board compensation programs and to advise the compensation committee with respect to structuring our compensation plans to achieve our business objectives for fiscal 2017 through fiscal 2020. In fiscal 2020, Mercer provided support to the compensation committee in connection with equity awards and compensation for our leadership and in particular in connection with the structuring and details of the multi-year equity award to our Chairman and Chief Executive Officer.

The compensation committee has considered the independence of Mercer in accordance with applicable SEC and NYSE rules. Although Mercer worked with leadership to develop plans that support our business objectives while carrying out its duties for the compensation committee, Mercer was retained by and reports directly to the compensation committee and does not provide any other services to the Company other than those approved by the compensation committee that would not constitute a conflict of interest or that would not otherwise compromise their independence.

ANALYSES OF COMPETITIVE MARKET PRACTICES

Due to the unique nature of our Company and the lack of direct industry competitors, we do not engage in a formal benchmarking process in setting compensation. Instead, we consider from time to time, as the compensation committee deems appropriate, an array of available data and information in order to assess the competitiveness of our compensation program and philosophy, including market information concerning local and national market compensation practices that are determined to be relevant to the Company. Given the location of our corporate headquarters in the San Francisco Bay Area, we pay close attention to the opportunities that exist for executives at other growth companies, both inside and outside the retail industry, located in the San Francisco Bay Area, including public companies, as well as private companies that could be candidates for an initial public offering in the future.

We conducted a comprehensive review of market compensation practices for executive officer compensation in fiscal 2016 and then again conducted reviews in relation to our review of our Chief Executive Officer's compensation at the respective time of setting each of his fiscal 2017 multi-year equity grant and at the time of setting his fiscal 2020 multi-year equity grant. At such times, the compensation committee reviewed the compensation practices of a number of companies, including companies of similar size to us, companies that have out-performed the market consistently in terms of growth and return measures, other brand and retail companies, particularly specialty retail companies, and companies in the technology sector. In addition, the compensation committee reviewed data related to a number of companies with headquarters located on the West Coast (in particular, in the San Francisco Bay Area), regardless of size, because we believe such companies located on the West Coast have unique hiring and compensation practices, which are important for us to consider given the location of our headquarters and the talent pool from which we hire our executive and other associates.

In addition, Mercer also provided the compensation committee with data from their own review of proxy information. The result of this analysis is a comprehensive review of the elements of compensation and practices that are determined to be relevant in setting compensation for our executive officers.

In connection with the comprehensive review of market compensation practices, the Company and the compensation committee consider the executive compensation practices and the market data only as reference points in the review of the Company's compensation practices, but do not benchmark or use market data in order to set compensation for the executive officers and other executives of the Company.

EXECUTIVE COMPENSATION COMPONENTS

The principal components of our compensation program for our named executive officers are summarized in the chart below, which is followed by a detailed explanation of the principal components of our compensation program for our named executive officers. In determining our named executive officers' overall compensation program, the compensation committee and the board of directors, as applicable, each considers how a particular component motivates performance and promotes retention and sound long-term decision-making.

COMPENSATION ELEMENTS	OBJECTIVES
Annual base salary	Compensate for services rendered during the fiscal year.
Performance-based annual cash incentives	Motivate and reward our named executive officers for specific annual financial and/or operational goals and objectives.
Long-term equity incentive compensation	Attract and retain our named executive officers and align the financial rewards paid to our named executive officers with our long-term performance and the financial interests of our shareholders.
Perquisites and other personal benefits	Provide a competitive level of perquisites to better enable us to attract and retain superior associates for key positions.
Employment agreements; severance and change of control benefits	Promote stability and continuity of senior leadership.

Annual Base Salary

We provide our named executive officers with an annual base salary to compensate them for services rendered during the fiscal year. The base salary for each of the named executive officers is guided by a variety of factors, which may include market information regarding salary levels for positions that are deemed relevant for comparison purposes, as well as such individual's work experience, personal performance, responsibilities and other considerations, including internal alignment. The relative weight given to each factor is not specifically quantified and varies with each individual at the discretion of the compensation committee and/or the board of directors.

Each named executive officer's base salary is typically reviewed annually and is adjusted from time to time on the following bases: evaluation of the executive officer's personal performance for the year; the recommendations of our Chairman and Chief Executive Officer (other than with respect to his own base salary); the Company's performance for the year; the competitive marketplace for executives in comparable positions, including market information regarding salary levels for positions that are deemed relevant for comparison purposes; and, in the case of increases in base salary other than on an annual basis, an individual's exceptional performance, or increased responsibilities.

As part of their review, the compensation committee in particular considered, in addition to other factors listed above, our financial performance in 2020 and continued focus on multiple long-term key strategies, including transforming our real estate platform, expanding our product offering and increasing our market share, architecting a new operating platform, elevating the customer experience, increasing operating margins, optimizing the allocation of capital in the business and maximizing cash flow, and pursuing international expansion.

In April 2020 as part of our organizational changes and expense reductions in response to business conditions resulting from the COVID-19 pandemic, we implemented a 100% salary reduction for our named executive officers. In May 2020, we ended such salary reductions and in September 2020 we made "catch up" payments to our named executive officers to recoup the amount of their salary that would have otherwise been paid during fiscal 2020 absent the salary reduction.

We did not implement annual salary increases for our named executive officers during fiscal 2020 but made "catch up" payments to named executive officers during March 2021 to recoup the amount of salary increases that would otherwise have been payable from July 2020. For purposes of calculating bonuses under our LIP each named executive officer's eligible base salary compensation for 2020 includes the effect of any such retroactive salary increase. The base salaries of our named executives for fiscal 2019 and for fiscal 2020 set forth in the table below reflect the amount of these retroactive salary increases.

	BASE SALARY		
NAME	FISCAL 2019	FISCAL 2020	INCREASE
Gary Friedman	$ 1,250,000	$ 1,250,000	—%
Jack Preston	$ 725,000	$ 775,000	6.9%
Eri Chaya	$ 1,000,000	$ 1,100,000	10.0%
DeMonty Price	$ 900,000	$ 950,000	5.6%
David Stanchak[1]	$ 800,000	$ 800,000	—%

(1) Mr. Stanchak retired and left the Company on May 16, 2021.

Performance-Based Annual Cash Incentives

We have adopted the Leadership Incentive Program, or "LIP," which is a cash-based incentive compensation program designed to motivate and reward annual performance for eligible associates, including our named executive officers. The compensation committee considers annually whether LIP bonus targets should be established for the year and, if so, approves the group of associates eligible to participate in the LIP for that year. The LIP includes various incentive levels based on the participant's position with the Company. Cash bonuses under the LIP link a significant portion of the named executive officer's total cash compensation to our overall performance.

The LIP bonus for our named executive officers is based on achievement of financial objectives, rather than individual performance, in order to focus the entire senior leadership team on the attainment of enterprise-wide financial objectives. Each named executive officer is provided a target bonus amount equal to a percentage of the eligible portion of such officer's base salary (which eligible portion is based on the salary earned during the fiscal year). The target bonus amount is based on the Company meeting the target achievement level for the relevant financial objectives.

The compensation committee and/or the board of directors establishes the target achievement level at which 100% of such participant's target bonus will be paid (the "100% Achievement Level"), the minimum threshold achievement level at which 20% of the participant's target bonus will be paid (the "20% Achievement Level") and the achievement level at which 200% of the participant's target bonus will be paid (the "200% Achievement Level"). The exact amount of the bonus payable under the LIP is based on the level of achievement of such financial objectives, with the bonus amount increasing for each named executive officer as a percentage of the eligible portion of such officer's base salary to the extent the achievement of such financial objectives for the fiscal year exceeds the 100% Achievement Level, and with the bonus amount decreasing as a percentage of base salary to the extent the achievement of such financial objectives for the fiscal year is below the 100% Achievement Level (but above the 20% Achievement Level). The compensation committee also may adopt separate minimum or maximum payout amounts for certain individuals under the LIP. The LIP is structured so that no bonuses are paid under the LIP unless we meet the 20% Achievement Level.

The compensation committee, either as a committee or with the board of directors as a whole, sets the financial objectives each year under the LIP, and the payment and amount of any bonus depends upon whether we achieve at least a certain percentage of the financial objectives under the LIP (at least 20% for fiscal 2020). The compensation committee, either as a committee or with the board of directors as a whole, generally establishes such objectives for the Company at levels that it believes can be reasonably achieved with strong performance over the fiscal year. In making the determination of minimum and target levels, the compensation committee and/or the board of directors may consider the specific circumstances facing our Company during the year and our strategic plan for the year. The compensation committee and the board of directors have discretion to interpret the LIP's performance objectives in light of relevant factors both internal and external to the Company, and to adjust the amount paid under the LIP accordingly. The compensation committee and the board of directors exercise such discretion based on business judgment, taking into account both recurring and extraordinary factors affecting performance of the Company as well as other relevant factors. The compensation committee may consult the board of directors, as deemed necessary, with respect to material issues concerning the administration of the LIP, including interpretations of the terms of the LIP.

For fiscal 2020, the performance metric for the LIP was based on adjusted net income ("Adjusted Income"), which we define as consolidated net income before taxes, adjusted for the impact of certain non-recurring events and other items that we do not consider representative of our ongoing operating performance. We believe that Adjusted Income provides meaningful information regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. We do not adjust for depreciation or amortization. Therefore, Adjusted Income indirectly reflects the Company's capital use and capital expenditures, which are important factors of our long-term business strategy. We believe the use of Adjusted Income is relevant in assessing overall performance of the Company and aligns this performance metric with the interests of shareholders. Our leadership uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter.

For fiscal 2020, the compensation committee approved the following targets under the LIP:

ACHIEVEMENT LEVEL	ADJUSTED INCOME BEFORE TAX	CHANGE FROM FISCAL 2019
20%	$355 million	increase of approximately $110 million
100%	$408 million	increase of approximately $111 million
200%	$500 million	increase of approximately $139 million

In fiscal 2020, LIP targets were established based upon the Company's operating plans and objectives for fiscal 2020 which in turn were formulated in part based upon the results for fiscal 2019. The compensation committee sets the LIP targets with the objective of encouraging the leadership team to drive financial performance based upon the Company's operating plan and financial objectives for the year in question.

The following table sets forth the bonus targets as a percentage of the eligible portion of the executive's base salary under the LIP in fiscal 2019 for our executive officers at the 20% Achievement Level, the 100% Achievement Level and the 200% Achievement Level. During its annual review of the LIP and bonus targets for the executive officers for fiscal 2020, the compensation committee determined not to make any changes to the bonus targets as a percentage of the eligible portion of the executive's base salary for Mr. Friedman, Mr. Preston, Ms. Chaya, Mr. Price and Mr. Stanchak from such targets for fiscal 2019.

ACHIEVEMENT LEVEL	GARY FRIEDMAN	JACK PRESTON	ERI CHAYA	DEMONTY PRICE	DAVID STANCHAK
Below 20%	—%	—%	—%	—%	—%
20%	20%	10%	10%	10%	10%
100%	125%	50%	50%	50%	50%
200%	250%	100%	100%	100%	100%

In March 2021, the compensation committee reviewed our financial results related to the LIP targets set in the prior year, and determined that the Company had exceeded the 200% Achievement Level with respect to the Company's financial objectives and determined that the amount of the payout under the LIP would be set at the maximum level of 200%. In fiscal 2020, the Company substantially exceeded its targets under the LIP due to the Company's ongoing acceleration in financial performance. The compensation committee determined that Adjusted Income for fiscal 2020 for purposes of the LIP was approximately $620.5 million, which was 24% above the 200% achievement threshold target of $500 million. Consistent with the definition of Adjusted Income used in the LIP program, the $620.5 million amount reflected the compensation committee's determination that certain other extraordinary or non-recurring items should also be excluded from determining Adjusted Income for purposes of the LIP. The $620.5 million represents a 64% year-over-year increase from prior year results. The compensation committee has approved payment of the bonuses earned under the LIP for our named executive officers subject to continuing employment through the payment date as follows:

NAME	FISCAL 2020			CHANGE FROM FISCAL 2019 BONUS AS % OF BASE SALARY
	BONUS EARNED UNDER THE LIP	ELIGIBLE PORTION OF BASE SALARY	BONUS EARNED AS % OF ELIGIBLE BASE SALARY	
Gary Friedman	$3,125,000	$1,250,000	250%	31%
Jack Preston	$ 753,709	$ 753,709	100%	12%
Eri Chaya	$1,057,418	$1,057,418	100%	12%
DeMonty Price	$ 928,709	$ 928,709	100%	12%
David Stanchak[1]	$ 800,000	$ 800,000	100%	12%

(1)   Mr. Stanchak retired and left the Company on May 16, 2021.

The LIP provides substantial variation in compensation from year to year based upon the achievement of financial performance objectives, as reflected in the table below. In prior years, we have paid bonuses under the LIP based on financial performance that has exceeded targets and partially met targets, and we have not paid bonuses under the LIP when the Company has not met targets.

	Fiscal 2015	Fiscal 2016	Fiscal 2017	Fiscal 2018	Fiscal 2019	Fiscal 2020
Achievement level	30%	0%	90%	170%	175%	200%

Long-Term Equity Incentive Compensation

We believe that providing long-term incentives as a component of compensation helps us to attract and retain our named executive officers. These incentives also align the financial rewards paid to our named executive officers with our long-term performance, thereby encouraging our named executive officers to focus on our long-term performance goals.

In April 2020, the compensation committee performed its annual review of executive compensation, including a review of the Company's annual share usage, or "burn rate," and equity use as they relate to equity grants for executive officers to determine if such grants were appropriate and in line with our compensation philosophy and objectives. The compensation committee also took into consideration (i) Mr. Friedman's recommendations, other than with respect to his own compensation, (ii) the competitive environment for executive talent in the San Francisco Bay Area, (iii) each executive officer's current equity holdings and the present value thereof and (iv) our continued desire to align its executive officers' long-term interests with those of our shareholders. The compensation committee's determinations regarding equity grants for executive officers for fiscal 2020 were also influenced by the desire to provide additional retention incentives to the Company's executive officers, and the level of awards approved by the compensation committee took into account this desire to include a retention feature in the awards. The compensation committee's determinations regarding equity grants for associates for fiscal 2020 were also influenced by the desire to manage the annual share usage, or "burn rate," and thus the compensation committee elected to substantially limit new equity grants to existing associates, to new hires, and with respect to promotions in fiscal 2020.

In fiscal 2020, the compensation committee reviewed the grants of equity awards to the executive officers. As described above in "—Executive Summary—2020 Stock Option Award to Chairman and Chief Executive Officer," based on the compensation committee's review in fiscal 2019 and fiscal 2020 of the long-term equity incentive compensation of our Chairman and Chief Executive Officer, Mr. Friedman, on October 17, 2020 the compensation committee determined to award Mr. Friedman the 2020 Stock Option Award as a multi-year option award consistent with the methodology and structure used by the compensation committee with respect to Mr. Friedman's last multi-year option award in fiscal 2017. The compensation committee's determination was based on a review of a variety of factors and on the input of independent compensation consultants. The factors considered by the compensation committee included: Mr. Friedman received a multi-year stock option award in each of fiscal 2013 and 2017 but had not received any subsequent equity awards including in fiscal 2018 or fiscal 2019, and his base salary remained unchanged during this time period; his bonus level opportunity as a percentage of base salary remained unchanged for fiscal 2018, fiscal 2019 and fiscal 2020. The compensation committee requested that our independent compensation consultant evaluate the employment agreement for Mr. Friedman and evaluate a possible multi-year equity award structure consistent with the methodology used for his award in fiscal 2017 in order to promote retention and reward stockholder value creation. Our independent compensation consultant additionally performed a review of market compensation practices and market data of long-term incentive awards to chief executive officers as a reference point for its review of a potential equity award for Mr. Friedman. The compensation committee also considered the feedback from stockholders from stockholder outreach campaigns over the last three years regarding the structuring and disclosure of equity awards as well as stockholder feedback concerning the use of performance metrics in the prior award to the Chairman and Chief Executive Officer.

In fiscal 2020, the compensation committee determined to make additional equity awards to the other named executive officers. The compensation committee approved grants of stock options to the named executive officers, as follows:

NAME	STOCK OPTIONS	RESTRICTED STOCK UNITS
Gary Friedman	700,000 [1]	—
Jack Preston	10,000 [2]	—
Eri Chaya	30,000 [2]	—
DeMonty Price	30,000 [2]	—
David Stanchak	30,000 [2]	—

(1)   The stock option was granted at an exercise price of $385.30 per share, the fair market value of our common stock on October 18, 2020, the date of grant. The option was fully vested on the date of grant, but the shares underlying the option are subject to selling restrictions that only lapse upon the achievement of both certain time-based service period requirements and certain stock price-based performance objectives. The option expires on the 10 year anniversary of the date of grant. See "—Executive Summary—2020 Stock Option Award to Chairman and Chief Executive Officer" for a detailed explanation of the vesting and other provisions of this option award.

(2)   The stock options were granted at an exercise price of $154.82 per share, the fair market value of our common stock on April 29, 2020, the date of grant. The options vest on each anniversary of the date of grant with 10% of the options on each of years 1, 2 and 3, 15% of the options on each of years 4 and 5 and 20% of the options on each of years 6 and 7, and expire in 10 years, subject to the named executive officer's continued service with the Company.

For fiscal 2020, we primarily used stock options in our equity grants, in lieu of "full value" awards such as restricted stock units, as part of our long-term equity incentive plan. As a high-growth company, we believe the use of stock options creates strong alignment with our executives with regard to the expectation of shareholders for the Company to exceed and increase its value over time. At the same time, we have historically granted some "full value" awards and believe that such awards can be an appropriate alternative as our share price has increased substantially since the IPO and in that context a full value award allows for the grant of a lower number of shares than a stock option award which can result in a grant of restricted stock units being an appropriate equity award structure in some instances.

For fiscal 2020, we used back-end loaded seven-year vesting periods for most of our equity awards rather than five-year vesting periods. We believe these longer vesting periods motivates our associates and executives to take a sustainable approach in creating long-term shareholder value and allow for these equity awards to create a retention structure over a seven year period as opposed to a shorter timeframe.

Perquisites and Other Personal Benefits

We provide certain named executive officers with perquisites and other personal benefits that we and the compensation committee believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior associates for key positions. We generally provide our named executive officers a car allowance, which is adjusted from time to time based on expenses incurred by our executive officers in connection with their travel to local retail locations and expenses related to fuel, tolls and parking. The compensation committee periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers.

The Company implemented various actions to promote the health and safety of its employees, including its named executive officers in the context of the COVID-19 pandemic. As part of these efforts, the Company retained services of various third party medical resources to assist the Company and its executives with respect to medical and health matters during the pandemic, including with respect to COVID-19 risk management, health assessment, testing and preventive measures. Such third-party services, including concierge medical services for certain of our named executive officers, were paid for by the Company.

The named executive officers may not defer any component of any annual incentive bonus earned and do not participate in another nonqualified deferred compensation plan. Likewise, the Company does not maintain any defined benefit pension plans for its associates. However, our named executive officers are eligible to participate in the Company's 401(k) savings plan, as well as the Company's group health and welfare plans, on the same terms and conditions as other Company associates.

It has been our practice to provide key executive officers with relocation benefits in connection with their initial hiring by our Company. In some instances, newly hired key executives are provided a signing or guaranteed minimum bonus in order to assist with their transition into the Company and the San Francisco Bay Area or for other reasons. However, relocation incentives or benefits may be subject to repayment if the executive does not remain with the Company for the period of time specified in his or her offer documents. None of our named executive officers received such benefits in fiscal 2020.

In addition, from time to time, the compensation committee may approve cash bonuses outside of the LIP on a discretionary basis for reasons such as individual performance or in connection with an executive officer's initial employment arrangement with the Company or other events, and such bonus awards may overlap with bonus awards paid under the LIP. Payments of discretionary bonuses to our named executive officers, if any, are disclosed in the "Bonus" column of the Summary Compensation Table in this proxy statement. None of our named executive officers received a discretionary bonus in fiscal 2020.

Employment Agreements; Severance and Change of Control Benefits

We have entered into agreements with certain key associates, including certain of the named executive officers, which agreements provide severance benefits in the event of certain terminations of employment. These severance protection agreements are designed to promote stability and continuity of senior leadership. Information regarding amounts that would be payable under such agreements for the named executive officers is provided under the heading "—Potential Payments Upon Termination and Change in Control" below. None of our employment agreements or other policies have tax gross-up features. In the event that any termination payments made to our Chairman and Chief Executive Officer are deemed under Section 280G of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), to constitute excess parachute payments subject to an excise tax, then such payments will be payable either (i) in full or (ii) as to such lesser amount that would result in no portion of such payments being subject to the excise tax, and our Chairman and Chief Executive Officer will receive the greater, on an after-tax basis, of (i) or (ii) above, as determined by an independent accountant or tax advisor selected by our Chairman and Chief Executive Officer and paid for by the Company.

RISK CONSIDERATIONS IN OUR COMPENSATION PROGRAM

We conducted an assessment of the Company's compensation policies and practices for its associates and concluded that these policies and practices as currently designed are appropriately weighted among base salaries and short- and long-term incentives such that the Company's associates are not encouraged to take excessive risks. The compensation committee believes that such compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, the compensation committee reviewed the compensation elements that comprise our compensation program, as well as the objectives that each item is designed to encourage, as described above under "—Executive Compensation Components."

Anti-Hedging Practices

Our insider trading policy provides that no person employed by us or director may hedge ownership of our stock by engaging in short sales or purchasing and selling derivative securities related to our stock.

Clawback Provisions

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), public companies will be required to adopt a policy to recover certain compensation in the event of a material accounting restatement. The Company will adopt a clawback policy as required by Dodd-Frank when final regulations are provided by the SEC and the NYSE and become effective.

Stock Ownership by Executives

In May 2018, the board adopted stock ownership guidelines applicable to all directors and executive officers of the Company in order to further align the financial interest of our directors and executive officers with the interest of our investors. See "Corporate Governance—Director & Executive Stock Ownership Guidelines."

Our Chairman and Chief Executive Officer, Mr. Friedman, has consistently maintained a significant equity ownership interest in the Company and, as of May 24, 2021, beneficially owns approximately 28% of the Company's common stock which, based on the average closing price for RH stock for fiscal 2020, was valued at approximately 1,384.7 times his annual base salary for fiscal 2020, far above the multiple of six times salary minimum ownership requirement. Additional information regarding the shareholdings of our other named executive officers and directors is set forth in this proxy statement in the section entitled "Security Ownership of Top Shareholders & Leadership."

Tax Deductibility

Section 162(m) of the Internal Revenue Code ("Section 162(m)") limits the amount that we may deduct for compensation paid to certain of our executive officers to $1,000,000 per person in any year. Prior to December 22, 2017, when the Tax Cuts and Jobs Act of 2017 ("TCJA") was signed into law, compensation that qualified as "performance-based" was excluded for purposes of calculating the amount of compensation subject to the $1,000,000 limit. Under the TCJA, this "performance-based" exception is repealed for taxable years beginning after December 31, 2017, except with respect to certain "grandfathered" compensation. The compensation committee reviews and considers the deductibility of executive compensation under Section 162(m) when determining the compensation of the Company's executive officers. However, the compensation committee retains the flexibility and discretion to approve compensation that is nondeductible under Section 162(m) as a means to ensure competitive levels of total compensation for our executive officers and promote varying corporate goals. In any event, the compensation committee intends to maintain an approach to executive officer compensation that strongly links pay to performance, and promotes the attraction and retention of qualified executives, but will also take into account tax-effectiveness of different compensation alternatives as it selects the right compensation mix.

CEO Pay Relative to Median Pay of Our Associates

The compensation for our Chief Executive Officer in fiscal 2020 ($178,007,868 as disclosed in the 2020 Summary Compensation Table further below) was approximately 5,087 times the median of the annual "total compensation," as defined by Item 402(u) of Regulation S-K, of persons employed by us whom we refer to as associates ($34,994). Total compensation includes base salary, bonus compensation, equity awards and other perquisites and allowances. Our Chief Executive Officer to median associate pay ratio is calculated in accordance with Item 402(u) of Regulation S-K and represents a reasonable estimate calculated in accordance with SEC regulations and guidance. We identified the median associate by examining the gross wages reflected in our payroll records as reported to the Internal Revenue Service on Form W-2 for all individuals, excluding our Chief Executive Officer, who were employed by us on December 31, 2020. We included all associates, whether employed on a full-time, part-time, temporary or seasonal basis, but we excluded all non-US employees. Non-U.S. employees accounted for less than 5% of our total employee population. We did not make any assumptions, adjustments, or estimates with respect to payroll compensation amounts. After identifying the median associate based on total W-2 payroll compensation, we calculated annual total compensation for such associate using the same methodology we use for our named executive officers as set forth in the 2020 Summary Compensation Table.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following table shows the compensation earned by our named executive officers in fiscal 2020, fiscal 2019 and fiscal 2018.

NAME AND PRINCIPAL POSITION	FISCAL YEAR	SALARY[1]	NON-EQUITY INCENTIVE PLAN COMPENSATION[2]	OPTION AWARDS[3]	ALL OTHER COMPENSATION[4]	TOTAL
Gary Friedman Chairman and CEO	2020	$ 1,250,000	$ 3,125,000	$ 173,606,989	$ 25,879 [5]	$ 178,007,868
	2019	$ 1,250,000	$ 2,734,375	$ —	$ 25,281	$ 4,009,656
	2018	$ 1,250,000	$ 2,664,063	$ —	$ 29,694	$ 3,943,757
Jack Preston[6] Chief Financial Officer	2020	$ 753,709	$ 753,709	$ 904,213	$ 37,000 [7]	$ 2,448,631
	2019	$ 725,000	$ 634,375	$ 4,156,852	$ 12,000	$ 5,528,227
Eri Chaya President, CCO, CMO & Director	2020	$ 1,057,418	$ 1,057,418	$ 2,712,639	$ 37,000 [7]	$ 4,864,475
	2019	$ 986,538	$ 863,221	$ 2,969,180	$ 12,000	$ 4,830,939
	2018	$ 916,538	$ 781,302	$ 3,121,500	$ 12,000	$ 4,831,340
DeMonty Price President, Chief Operating, Service and Values Officer	2020	$ 928,709	$ 928,709	$ 2,712,639	$ 37,000 [7]	$ 4,607,057
	2019	$ 886,538	$ 775,721	$ 2,375,344	$ 12,000	$ 4,049,603
	2018	$ 799,808	$ 681,766	$ 3,121,500	$ 12,000	$ 4,615,074
David Stanchak President, Chief Real Estate and Development Officer	2020	$ 800,000	$ 800,000	$ 2,712,639	$ 17,502 [8]	$ 4,330,141
	2019	$ 763,736	$ 668,269	$ 4,091,794	$ 13,686	$ 5,537,485
	2018	$ 683,269	$ 582,464	$ 1,560,750	$ 12,000	$ 2,838,483

(1) Salary amounts for certain of our named executive officers reflect "catch up" payments to named executive officers during March 2021 to recoup the amount of salary increases that would otherwise have been payable from July 2020.

(2) Reflects the cash awards that our named executive officers received under our LIP for fiscal 2020, fiscal 2019 and fiscal 2018 performance, as applicable.

(3) Reflects the aggregate grant date fair value of the awards made in fiscal 2020, fiscal 2019 and fiscal 2018, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Stock-Based Compensation ("FASB ASC 718") rather than the amount paid to or realized by the named executive officer. See Note 18—Stock-Based Compensation in our consolidated financial statements contained in our 2020 Annual Report.

(4) Reflects perquisites to the named executive officers in the form of car allowances, except as otherwise noted.

(5) In fiscal 2020, represents $12,000 in the form of a car allowance and $13,879 in imputed income related to Mr. Friedman's personal use of corporate aircraft.

(6) Mr. Preston was appointed as Chief Financial Officer on March 5, 2019 and was not a named executive officer prior to fiscal 2019. As a result, no disclosure is made for fiscal 2018 in accordance with SEC rules.

(7) In fiscal 2020, $25,000 of such amount represents third-party concierge medical services for such named executive officer.

(8) In fiscal 2020, represents $12,000 in the form of a car allowance and $5,502 in imputed income related to Mr. Stanchak's limited personal use of corporate aircraft during the COVID-19 pandemic.

For a description of actions taken by the compensation committee with respect to base salaries of our named executive officers for fiscal 2020, please see section entitled "—Compensation Discussion & Analysis—Annual Base Salary" above.

For a description of the material terms of the named executive officers' employment agreements, please see the section entitled "—Compensation Discussion & Analysis—Employment Agreements" above.

For a description of our Non-Equity Incentive Plan Compensation, please see the section entitled "—Compensation Discussion & Analysis—Performance-Based Annual Cash Incentives" above. For the compensation committee's determination of awards under the LIP for our named executive officers for fiscal 2020, please see the section entitled "—Compensation Discussion & Analysis—Performance-Based Annual Cash Incentives" above. For the vesting schedules of outstanding equity awards and additional information concerning outstanding equity awards, please see "—Outstanding Equity Awards at Fiscal Year-End" below.

Grants of Plan-Based Awards

As further described above in the Compensation Discussion and Analysis section of this proxy statement, the named executive officers are eligible to receive an annual cash bonus based on a percentage of their base salary under our LIP. Our Company's financial objectives with respect to the LIP are established each year and the payment and the amount of any bonus depend upon whether our Company achieves those performance goals. The specific amount any participant could receive depends on the level of our performance. The amounts shown in these columns for the named executive officers are based on the following assumptions:

In the "threshold" column, the amount for each named executive officer reflects the minimum bonus that would be awarded if we reach the 20% achievement level of our financial objectives, which is the minimum achievement level required for bonus payouts under the LIP.

In the "target" column, the amount for each named executive officer reflects the bonus amount that would be awarded if we reach the 100% achievement level of our financial objectives.

In the "maximum" column, the amount for each named executive officer reflects the bonus that would be awarded if we reach the 200% achievement level of our financial objectives.

The following table provides information on the possible payouts under our LIP for fiscal 2020 based on certain assumptions about the achievement of performance objectives for our Company and the individual named executive officer at various levels. The following table does not set forth the actual bonuses awarded to the named executive officers for fiscal 2020 under the LIP. The actual bonuses awarded to the named executive officers for fiscal 2020 are reported in the Summary Compensation Table above under the column entitled "Non-Equity Incentive Plan Compensation."

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[1]			ALL OTHER STOCK AWARDS: # OF SHARES OF STOCK OR UNITS	ALL OTHER OPTION AWARDS # OF SECURITIES UNDERLYING OPTIONS	EXERCISE OR BASE PRICE OF OPTION AWARDS	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS[2]
		THRESHOLD	TARGET	MAXIMUM				
Gary Friedman	—	$ 250,000	$1,562,500	$3,125,000	—	—	—	—
	10/18/2020	—	—	—	—	700,000	$385.30	$173,606,989
Jack Preston	—	$ 75,371	$ 376,855	$ 753,709	—	—	—	—
	04/29/2020	—	—	—	—	10,000	$154.82	$ 904,213
Eri Chaya	—	$ 105,742	$ 528,709	$1,057,418	—	—	—	—
	04/29/2020	—	—	—	—	30,000	$154.82	$ 2,712,639
DeMonty Price	—	$ 92,871	$ 464,355	$ 928,709	—	—	—	—
	04/29/2020	—	—	—	—	30,000	$154.82	$ 2,712,639
David Stanchak	—	$ 80,000	$ 400,000	$ 800,000	—	—	—	—
	04/29/2020	—	—	—	—	30,000	$154.82	$ 2,712,639

(1) Target awards as a percentage of the eligible portion of base salary for the named executive officers are set forth in the section entitled "—Compensation Discussion & Analysis—Performance-Based Annual Cash Awards" above.

(2) For stock option awards, reflects the aggregate grant date fair value of the awards made in fiscal 2020, computed in accordance with FASB ASC 718. See Note 18—*Stock-Based Compensation* in our audited consolidated financial statements contained in our 2020 Annual Report. Amounts shown do not reflect compensation actually received or that may be realized in the future by the named executive officer. The grant date fair value for stock option awards was approximately $90.42 on April 29, 2020. See "—Executive Summary—2020 Stock Option Award to Chairman and Chief Executive Officer" for a detailed explanation of the vesting and other provisions of the option award granted to Mr. Friedman on October 18, 2020.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows all outstanding stock options and stock awards held by the named executive officers as of January 30, 2021, the last day of fiscal 2020.

| | STOCK OPTION AWARDS | | | | RESTRICTED SHARE AWARDS | |
| | NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS | | | | SHARES OR UNITS THAT HAVE NOT YET VESTED | |
NAME	EXERCISABLE (#)	UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES (#)	MARKET VALUE ($)(1)
Gary Friedman	2,876,826	—	$ 46.50	10/31/2022	—	—
	1,000,000	—	$ 75.43	07/01/2023	—	—
	1,000,000 [2]	—	$ 50.00	05/01/2027	—	—
	700,000 [3]	—	$ 385.30	10/17/2030	—	—
Jack Preston	40,000	—	$ 61.30	5/7/2024	—	—
	6,250	—	$ 87.31	5/5/2025	—	—
	14,000	6,000 [4]	$ 44.52	4/20/2026	—	—
	1,500	1,500 [5]	$ 25.39	6/26/2026	—	—
	7,000	63,000 [6]	$ 101.25	4/1/2029	—	—
	—	10,000 [7]	$ 154.82	4/28/2030	—	—
	—	—	—	—	3,000 [13]	$ 1,426,080
Eri Chaya	68,600	—	$ 29.00	10/31/2022	—	—
	150,000	—	$ 61.30	5/7/2024	—	—
	10,000	—	$ 87.31	5/5/2025	—	—
	75,000	25,000 [8]	$ 39.42	5/3/2026	—	—
	10,000	40,000 [9]	$ 109.87	6/5/2028	—	—
	5,000	45,000 [6]	$ 101.25	4/1/2029	—	—
	—	30,000 [7]	$ 154.82	4/28/2030	—	—
	—	—	—	—	12,500 [14]	$ 5,942,000
DeMonty Price	60,000	—	$ 61.30	5/7/2024	—	—
	10,000	—	$ 87.31	5/5/2025	—	—
	10,000	—	$ 93.51	10/1/2025	—	—
	34,000	14,000 [4]	$ 44.52	4/20/2026	—	—
	19,000	11,000 [8]	$ 39.42	5/3/2026	—	—
	10,000	40,000 [9]	$ 109.87	6/5/2028	—	—
	4,000	36,000 [6]	$ 101.25	4/1/2029	—	—
	—	30,000 [7]	$ 154.82	4/28/2030	—	—
	—	—	—	—	6,000 [13]	$ 2,852,160
	—	—	—	—	6,500 [14]	$ 3,089,840
David Stanchak	25,000	—	$ 91.69	4/22/2025	—	
	75,000	—	$ 90.92	4/27/2025	—	—
	28,000	7,000 [4]	$ 44.52	4/20/2026	—	—
	16,000	4,000 [5]	$ 25.39	6/26/2026	—	—
	10,000	10,000 [10]	$ 45.21	8/28/2027	—	—
	5,000	20,000 [11]	$ 109.87	6/5/2028	—	—
	4,000	36,000 [6]	$ 101.25	4/1/2029	—	—
	5,000	20,000 [12]	$ 124.81	7/18/2029	—	—
	—	30,000 [7]	$ 154.82	4/28/2030	—	—
	—	—	—	—	3,000 [13]	$ 1,426,080

(1) Calculated by multiplying the number of unvested stock awards by $475.36, the fair market value of the Company's common stock on January 29, 2021, the last trading day of fiscal 2020.

(2)   Represents options granted to Mr. Friedman under our 2012 Stock Incentive Plan on May 2, 2017. These options are fully vested but the underlying shares are subject to selling restrictions that only lapse upon the achievement of both certain stock price-based performance objectives and certain time-based service period requirements. As of January 30, 2021, 250,000 of these options were subject to selling restrictions.

(3)   Represents options granted to Mr. Friedman under our 2012 Stock Incentive Plan on October 18, 2020. These options are fully vested but the underlying shares are subject to selling restrictions that only lapse upon the achievement of both certain stock price-based performance objectives and certain time-based service period requirements. See "—Executive Summary—2020 Stock Option Award to Chairman and Chief Executive Officer" for a detailed explanation of the vesting and other provisions of this option award. As of January 30, 2021, 700,000 of these options were subject to selling restrictions.

(4)   Represents options granted on April 21, 2016. Subject to continuous service, these options will be fully vested on April 21, 2021.

(5)   Represents options granted on June 27, 2016. Subject to continuous service, these options will be fully vested on June 27, 2021.

(6)   Represents options granted on April 2, 2019. Subject to continuous service, these options vest on each anniversary of the date of grant with 10% of the total options granted on each of years 2 and 3, 15% of the total options granted on each of years 4 and 5, and 20% of the total options granted on each of years 6 and 7, and will be fully vested on April 2, 2026.

(7)   Represents options granted on April 29, 2020. Subject to continuous service, these options vest on each anniversary of the date of grant with 10% of the total options granted on each of years 1, 2 and 3, 15% of the total options granted on each of years 4 and 5, and 20% of the total options granted on each of years 6 and 7, and will be fully vested on April 29, 2027.

(8)   Represents options granted on May 4, 2016. Subject to continuous service, these options will be fully vested on May 4, 2021.

(9)   Represents options granted on June 6, 2018. Subject to continuous service, these options vest on each anniversary of the date of grant with 10,000 options on each of years 3 and 4, and 20,000 on year 5, and will be fully vested on June 6, 2023.

(10)   Represents options granted on August 29, 2017. Subject to continuous service, these options vest on each anniversary of the date of grant with 5,000 options on each of years 4 and 5, and will be fully vested on August 29, 2022.

(11)   Represents options granted on June 6, 2018. Subject to continuous service, these options vest on each anniversary of the date of grant with 5,000 options on each of years 3 and 4, and 10,000 on year 5, and will be fully vested on June 6, 2023.

(12)   Represents options granted on July 19, 2019. Subject to continuous service, these options vest and become exercisable as to 20% of the options on each remaining anniversary of the grant date, and will be fully vested on July 19, 2024.

(13)   Represents restricted stock units granted on April 21, 2016. Subject to continuous service, these restricted stock units will be fully vested on June 16, 2021.

(14)   Represents restricted stock units granted on May 4, 2016. Subject to continuous service, these restricted stock units will be fully vested on May 4, 2021.

OPTIONS EXERCISED, UNITS VESTED & STOCK VESTED

The following table shows all restricted stock units or stock awards that vested in fiscal 2020. The named executive officers did not exercise any stock options in fiscal 2020.

	RESTRICTED STOCK AWARDS	
NAME	NUMBER OF RESTRICTED STOCK UNITS VESTED	VALUE OF RESTRICTED STOCK UNITS ON VESTING
Gary Friedman	—	$ —
Jack Preston	3,500	$ 892,150
Eri Chaya	13,500	$ 2,033,400
DeMonty Price	14,500	$ 3,089,650
David Stanchak	8,000	$ 1,401,850

BURN RATE & DILUTION

We calculate our "burn rate" using the total number of equity awards (full value stock awards and stock options) granted under our stock incentive plan during the current fiscal year as a percentage of the total number of common shares outstanding as of the prior fiscal year. Our fiscal 2020 burn rate was 9.2%.

We believe that understanding our use of equity under our stock incentive plan (including our annual burn rate) requires understanding the impact of our recent share repurchase programs on the potential dilution to our shareholders from awards of stock-based incentive compensation, which we call our "overhang." As a result, we analyze our equity metrics as a percentage of both the total number of common shares outstanding and the total number of pro forma common shares outstanding, which takes into account the effect of our share repurchase programs on our total number of common shares outstanding.

Our pro forma overhang for fiscal 2020 based on the pro forma common shares outstanding was 19.8%.

Our overhang for fiscal 2020 based on the total number of common shares outstanding was 42.9%.

We calculate our overhang as the total number of shares to be issued under outstanding equity awards (including any unexercised and unvested outstanding awards), plus shares available for issuance under our equity plans as a percentage of the total number of common shares outstanding. Our pro forma overhang takes into account the effect of the Company's share repurchase programs by using the total number of common shares outstanding prior to the Company's share repurchases (as of fiscal 2016) and includes the actual issuance of common stock via equity instruments through the current fiscal year end period.

	FISCAL 2016 (PRE-REPURCHASE ACTIVITY)	FISCAL 2020 (POST REPURCHASE ACTIVITY)		
		ON FISCAL 2020 SHARES OUTSTANDING	ON FISCAL 2016 SHARES OUTSTANDING	ON PRO FORMA FISCAL 2020 SHARES OUTSTANDING
Shares to be Issued under Outstanding Options & RSUs	9,430,461	8,569,756	8,569,756	8,569,756
Shares Available for Issuance	415,642	427,062	427,062	427,062
Shares Outstanding	40,828,633	20,995,387	40,828,633	45,430,494 [1]
Overhang	24.1%	42.9%	22.0%	19.8%

(1)   Pro forma fiscal 2020 shares outstanding is equal to the total shares outstanding as of fiscal 2016 (which is used in order to exclude the Company's share repurchase activity under the board-approved share repurchase programs during fiscal 2017, fiscal 2018 and fiscal 2019), plus the issuance of (i) 3,051,600 shares during fiscal 2017 through fiscal 2020 as a result of the exercise of stock options and vested RSUs, (ii) 1,553,636 shares during fiscal 2019 and fiscal 2020 related to warrants and (iii) 42 shares related to the early conversion of certain convertible senior notes, minus the repurchase of 3,400 shares from former associates and 17 shares received upon the settlement of convertible senior notes.

PENSION BENEFITS

None of our named executive officers received any pension benefits during fiscal 2020.

NONQUALIFIED DEFERRED COMPENSATION

None of our named executive officers contributed to or received earnings from a nonqualified deferred compensation plan during fiscal 2020.

EMPLOYMENT & OTHER COMPENSATION AGREEMENTS

We have entered into employment agreements with the following named executive officers.

Gary Friedman

We have entered into an employment agreement with Mr. Friedman, our Chairman and Chief Executive Officer. Mr. Friedman's employment agreement provides for an annual base salary of at least $1.25 million. If Mr. Friedman's employment is terminated by us without cause (as defined in the agreement) or by Mr. Friedman for good reason (as defined in the agreement), he is entitled to (a) all accrued salary and vacation pay through the termination date, (b) severance payments totaling $20 million, less withholdings, paid on our regular payroll schedule over the 24 months following the termination date, (c) any earned but unpaid portion of his annual bonus, (d) a pro-rata amount (based on the number of days Mr. Friedman was employed during the fiscal year through the termination date) of Mr. Friedman's target bonus for the applicable fiscal year in which termination of employment occurs, to be paid at the same time and in the same form as Mr. Friedman's annual bonus would otherwise be paid, (e) subject to his timely election under COBRA, continuation of medical benefits for 24 months following the termination date, subject to Mr. Friedman's payment of applicable premiums at the same rate that would have been applied had he remained an executive officer of our Company, paid for by us to the same extent that we paid for his health insurance prior to termination, (f) his vested shares and options that are still subject to selling restrictions will remain outstanding for two years following the date of termination (during which time the selling restrictions may lapse in accordance with their terms) and will be subject to repurchase by us after two years at the then fair market value to the extent that such selling restrictions remain unlapsed, and (g) any unvested performance-based equity awards that Mr. Friedman may hold shall remain outstanding and vest according to their terms for a period of two years following the date of termination and shall be forfeited to the extent unvested after such period.

Mr. Friedman's employment agreement also provides that in the event he receives payments that would be subject to an excise tax, he would receive the greater of either (i) the payment in full or (ii) such lesser amount which would result in no portion of such payments being subject to the excise tax, on an after-tax basis.

If Mr. Friedman's services are terminated by us for cause (as defined in the agreement), he is entitled to all accrued salary and vacation pay through the termination date. Upon such termination for cause, certain of Mr. Friedman's other equity interests that are either unvested or subject to selling restrictions and repurchase rights will terminate, expire and be forfeited for no value, or otherwise be subject to repurchase in accordance with their terms and shall be forfeited to the extent unvested after such period. See "—Compensation Discussion & Analysis—Long-Term Equity Incentive Compensation."

Mr. Friedman has agreed that, during his employment with us or during the term when he is receiving continued payment from us after termination of his employment as described above, he will not directly or indirectly work for or engage or invest in any competitor. In addition, Mr. Friedman has agreed that, during his employment with us and for the two year period thereafter, he will not (a) solicit, directly or through any third party, any associate of ours or (b) use our proprietary information to solicit the business of any of our material customers or suppliers, or as specified in the employment agreement, encourage any of our suppliers and customers to reduce their business or contractual relationship with us. The agreement also contains a mutual non-disparagement clause.

Eri Chaya, DeMonty Price, David Stanchak and Jack Preston

On March 29, 2018, we entered into compensation protection agreements with each of Ms. Chaya, Mr. Price and Mr. Stanchak. On March 29, 2019, we entered into a compensation protection agreement with Mr. Preston. The compensation committee determined to offer these compensation protection agreements to each of these executive officers in order to provide uniform severance protection terms for each such executive officer. The effect of the compensation protection agreements is to supersede any other compensation severance arrangements previously in place for any such executive officer.

The compensation protection agreements provide each of the foregoing executive officers with severance if the executive's employment is terminated by us without cause (as defined in the agreement), or by the executive for good reason (as defined in the agreement). In the event of such termination and subject to the executive's execution and nonrevocation of a release of claims and continued compliance with the restrictive covenants described herein, the executive is entitled to: (a) all accrued base salary through the termination date; (b) any earned and unpaid portion of the annual bonus for the year prior to year in which such termination occurs; (c) to the extent bonuses have been paid for the year prior to the year in which the termination takes place (or no such bonus was paid at all), a prorated bonus based on the number of days the executive is employed in the year of termination based on our actual performance and if applicable, on executive's individual performance at the midpoint of the applicable range; (d) severance payments equal to 12 months base salary, less withholdings, paid on our regular payroll schedule following the termination date; and (e) subject to the executive's timely election under COBRA, payment of a portion of the executive's COBRA premiums at the same rate that would have been applied had the executive remained employed by us, paid for by us to the same extent that we paid for the executive's health insurance prior to termination, for 12 months following the termination date (or if earlier, when the executive becomes eligible for similar coverage from another employer). The compensation protection agreements also provide that in the event the executive receives payments that would be subject to an excise tax, the executive would receive a lesser amount which would result in no portion of such payments being subject to the excise tax. Each executive has agreed that during employment with us, the executive will not directly or indirectly work for or engage or invest in any competitor. Each has also agreed that during employment with us and the 12 months following employment, the executive will not solicit, directly or through any third party any business from any of our material customers or suppliers or encourage any of our customers or suppliers to reduce their business or contractual relationship with us. Each executive will also cooperate with us following termination of employment in the defense of any action brought by a third party against us that relates to the executive's employment with us.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Gary Friedman

The information below describes and quantifies certain compensation that would have been paid to Chief Executive Officer in the event of his termination of employment or a change in control, assuming such event was effective at January 30, 2021, the last day of our 2020 fiscal year, and based on fiscal 2020 compensation.

BENEFITS AND PAYMENTS	TERMINATION WITHOUT CAUSE OR RESIGNATION WITH GOOD REASON
Severance pursuant to employment agreement[1]	$ 20,000,000
Bonus[2]	$ 3,125,000
Intrinsic value of equity[3]	$ 169,381,994
Health coverage total benefits[4]	$ 39,829
Total	$ 192,546,823

(1) Payable over 24 months.

(2) Corresponds to Mr. Friedman's annual bonus amount for fiscal 2020.

(3) Performance-based option awards where the shares underlying the option are subject to selling restrictions shall continue to have such selling restrictions lapse according to the performance terms for a period of one or two years following such termination, as applicable. In the case of Mr. Friedman's 2017 stock option award, in the event Mr. Friedman is terminated on January 30, 2021, the selling restrictions applicable to this award would lapse in full (assuming, in the case of the 2017 stock option award, that the stock price performance targets set forth in the 2017 award are met within the one year time period following such termination). The value shown includes the value of such options held by Mr. Friedman that he would receive if the stock price hurdles are achieved on such termination date. This value is based on the excess of $475.36, the closing price of our common stock on January 29, 2021, the last trading day of fiscal 2020, over the exercise price of such options, multiplied by the number of shares that could be exercisable assuming that the selling restrictions lapsed on such termination date. In the case of Mr. Friedman's 2020 stock option award, in the event Mr. Friedman is terminated on January 30, 2021, the selling restrictions applicable to this award would lapse in full (assuming, in the case of the 2020 stock option award, that the stock price performance targets set forth in the 2020 award are met within the one year time period following such termination). The value shown includes the value of such options held by Mr. Friedman that he would receive if the stock price hurdles are achieved on such termination date. This value is based on the excess of $475.36, the closing price of our common stock on January 29, 2021, the last trading day of fiscal 2020, over the exercise price of such options, multiplied by the number of shares that could be exercisable assuming that the selling restrictions lapsed on such termination date.

(4) Continuation of medical benefits for 24 months following the termination date, subject to his payment of applicable COBRA premiums at the same rate that would have been applied had he remained an executive officer of the Company, paid for by us to the same extent that we paid for his health insurance prior to termination.

Jack Preston, Eri Chaya, DeMonty Price and David Stanchak

The information below describes and quantifies certain compensation that would have been paid to Mr. Preston, Ms. Chaya, Mr. Price and Mr. Stanchak under the compensation protection agreements in the event of his or her termination of employment or a change in control, assuming such event was effective at January 30, 2021, the last day of our 2020 fiscal year, and based on fiscal 2020 compensation.

BENEFITS AND PAYMENTS	TERMINATION WITHOUT CAUSE OR RESIGNATION WITH GOOD REASON			
	JACK PRESTON	ERI CHAYA	DEMONTY PRICE	DAVID STANCHAK
Salary continuation[1]	$ 775,000	$ 1,100,000	$ 950,000	$ 800,000
Bonus[2]	$ 753,709	$ 1,057,418	$ 928,709	$ 800,000
Health coverage total benefits[3]	$ 13,593	$ 19,914	$ 14,677	$ 22,252
Total	$ 1,542,302	$ 2,177,332	$ 1,893,386	$ 1,622,252

(1) This amount reflects salary continuation at each such executive officer's current salary rate paid over twelve months.

(2)   Corresponds to each such executive officer's annual bonus amount for fiscal 2020 that such executive officer would be entitled to receive if still employed on the date in 2020 that bonuses are actually paid.

(3)   Continuation of medical benefits for twelve months following the termination date, subject to the payment of applicable COBRA premiums by such executive officer at the same rate that would have been applied had he or she remained an executive officer of the Company, paid for by us to the same extent that we paid for his or her health insurance prior to termination.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about the Company's common stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of January 30, 2021:

| | EQUITY COMPENSATION PLAN INFORMATION | | |
PLAN CATEGORY	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE[1]
Equity compensation plans approved by security holders	8,477,506	$ 102.44	427,062 [3]
Equity compensation plans not approved by security holders	—	—	—
Total	8,477,506 [2]	$ 102.44	427,062 [3]

(1)   Excludes securities reflected in column entitled "Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights."

(2)   Calculated without taking into account 92,250 shares underlying restricted stock units that will become issuable as those units vest, without any cash consideration or other payment required for such shares.

(3)   Excludes 419,908 shares available for issuance as of February 1, 2021 pursuant to the evergreen provision of our 2012 Stock Incentive Plan.

CERTAIN RELATIONSHIPS & RELATED PARTY TRANSACTIONS

TIME SHARING AGREEMENT FOR CORPORATE AIRCRAFT

On March 27, 2015, Restoration Hardware, Inc., a wholly-owned subsidiary of the Company, entered into an Aircraft Time Sharing Agreement (the "Time Sharing Agreement") with Gary Friedman, its Chief Executive Officer. The Time Sharing Agreement governs use of any aircraft owned or leased by the Company ("Corporate Aircraft") by Mr. Friedman for personal trips and provides that Mr. Friedman will lease such Corporate Aircraft and pay Restoration Hardware, Inc. an amount equal to the aggregate actual expenses of each personal use flight based on the variable costs of the flight, with the amount of such lease payments not to exceed the maximum payment level established under Federal Aviation Administration rules. Mr. Friedman maintains a deposit with the Company to be used towards payment of amounts due under the Time Sharing Agreement. On March 29, 2016, the parties entered into an Amended and Restated Time Sharing Agreement on substantially the same terms and conditions as the prior agreement.

REPAYMENT BY RH OF PROMISSORY NOTE ISSUED TO CARLOS ALBERINI

On December 21, 2020, we repaid in full the promissory note issued to Mr. Alberini in 2014. As previously reported, such promissory note was issued to Mr. Alberini in connection with our repurchase of 238,290 shares of common stock that had previously been awarded to Mr. Alberini, who resigned from his position as our Co-Chief Executive Officer in January 2014. The repurchase was made pursuant to the terms of our 2012 Equity Replacement Plan, which provides that we may repurchase from our former employees any shares subject to selling restrictions under such plan. The total repayment amount of such promissory on December 21, 2020, was approximately $16.1 million, representing the principal amount of the promissory note of approximately $15.5 million plus approximately $0.6 million of accrued interest.

DIRECTOR & OFFICER INDEMNIFICATION & LIMITATION OF LIABILITY

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"), subject to certain exceptions contained in our bylaws. In addition, our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty. We entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements. There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.

OUR POLICY REGARDING RELATED PARTY TRANSACTIONS

We have a written policy with respect to related party transactions. Under our related party transaction policies and procedures, a "Related Party Transaction" is any financial transaction, arrangement or relationship (or series of similar transactions, arrangements or relationships) in which we or any of our subsidiaries is a participant and in which a Related Party has or will have a direct or indirect interest, other than any transactions, arrangements or relationships in which the aggregate amount involved will not or may not be expected to exceed $120,000 in any calendar year, subject to certain exceptions. A "Related Party" is any of our executive officers, directors or director nominees, any shareholder directly or indirectly beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, or any immediate family member of any of the foregoing persons.

Pursuant to our related person transaction policies and procedures, any Related Party Transaction must be reviewed by the audit committee. In connection with its review of a Related Party Transaction, the audit committee may take into account, among other factors it deems appropriate, whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the Related Party Transaction. Leadership shall present to the audit committee the following information, to the extent relevant, with respect to actual or potential Related Party Transactions:

1. A general description of the transaction(s), including the material terms and conditions;

2. The name of the related party and the basis on which such person or entity is a related party;

3. The related party's interest in the transaction(s), including the related party's position or relationship with, or ownership of, any entity that is a party to or has an interest in the transaction(s);

4. The approximate dollar value of the transaction(s), and the approximate dollar value of the related party's interest in the transaction(s) without regard to amount of profit or loss;

5. In the case of a lease or other transaction providing for periodic payments or installments, the aggregate amount of all periodic payments or installments expected to be made;

6. In the case of indebtedness, the aggregate amount of principal to be outstanding and the rate or amount of interest to be payable on such indebtedness; and

7. Any other material information regarding the transaction(s) or the related party's interest in the transaction(s).

We are not aware of any related party transaction since the beginning of the 2020 fiscal year required to be reported under our related party transaction policies and procedures or applicable SEC rules for which our policies and procedures did not require review or for which such policies and procedures were not followed.

COMPENSATION COMMITTEE REPORT

The information contained in the following report of the Company's compensation committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by the Company under the Exchange Act or the Securities Act of 1933, as amended, unless and only to the extent that the Company specifically incorporates it by reference.

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with our senior leadership. Based on its review and discussions, the compensation committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the compensation committee of the board of directors of RH:

Dr. Leonard Schlesinger (Chairman)
Mark Demilio

PROPOSALS

PROPOSAL 1

ELECTION OF DIRECTORS

Our board of directors currently consists of nine directors, three of whom, as the Class III directors, have been nominated and are standing for election at the Annual Meeting.

Unless proxy cards are otherwise marked or a broker non-vote occurs, the persons named as proxies will vote all proxies **FOR** the election of each nominee named in this proxy statement. Proxies submitted to the Company cannot be voted at the Annual Meeting for nominees other than those nominees named in this proxy statement. However, if any director nominee is unable or unwilling to serve at the time of the Annual Meeting, the persons named as proxies may vote for a substitute nominee designated by our board of directors. Alternatively, our board of directors may reduce the size of our board of directors.

Each nominee has consented to serve as a director if elected, and our board of directors does not believe that any nominee will be unwilling or unable to serve if elected as a director. Each director will hold office until the expiration of the three-year term and until his or her successor has been duly elected and qualified or until his or her earlier resignation or removal.

NOMINEES FOR DIRECTOR

Our board of directors has nominated the nominees listed below to serve as Class III directors for the term beginning at the Annual Meeting and ending at our 2024 annual meeting.

There are no familial or special relationships between any director nominee or executive officer and any other director nominee or executive officer. There are no arrangements or understandings between any director nominee or executive officer and any other person pursuant to which he or she has been or will be selected as our director and/or executive officer.

The names of each nominee for director, their ages as of May 24, 2021, and other information about each nominee are shown below.

NOMINEE	AGE	DIRECTOR SINCE
Gary Friedman	63	2013
Carlos Alberini	65	2010
Keith Belling	63	2016

Chairman and Chief Executive Officer

Age: 63

Director since 2013

Board Committees: None

Gary Friedman has served as our Chairman and Chief Executive Officer of the Company, and Founder of the RH brand as we know it today since January 2014. Previously, Mr. Friedman served as our Co-Chief Executive Officer and Director from July 2013 to January 2014, and as Chairman and Co-Chief Executive Officer from May 2010 to October 2012. From October 2012 to July 2013, Mr. Friedman served as Chairman Emeritus, Creator and Curator on an advisory basis, and as Chief Executive Officer and a member of our board of directors from March 2001 to October 2012, during which time he served as our Chairman from March 2005 to June 2008. Mr. Friedman joined RH from Williams-Sonoma, Inc. where he spent 14 years serving as President and Chief Operating Officer from May 2000 to March 2001, as Chief Merchandising Officer of Williams-Sonoma, Inc. and President of Retail from 1995 to 2000, and as Executive Vice President of Williams-Sonoma, Inc. and President of the Williams-Sonoma and Pottery Barn brands from 1993 to 2000 during which time Mr. Friedman was responsible for transforming Pottery Barn from a $50 million dollar table top and accessories business, into a billion dollar plus home furnishings lifestyle brand. Mr. Friedman also developed and rolled out the revolutionary Williams-Sonoma Grande Cuisine stores, growing the brand from less than $100 million to almost $1 billion. Lastly, while at Williams-Sonoma Mr. Friedman spent several years conceptualizing and developing the West Elm brand which launched shortly after he left the company. Mr. Friedman joined Williams-Sonoma in 1988 as Senior Vice President of Stores and Operations. Mr. Friedman began his retail career in 1977 as a stock-boy at the Gap store in Santa Rosa, California. He spent eleven years with Gap, and held the positions of Store Manager, District Manager and Regional Manager overseeing 63 stores in Southern California.

Qualifications:

Mr. Friedman was selected to our board of directors because of his leadership in re-conceptualizing and developing the RH brand and business into the leading luxury home brand in the North American market, his deep and unmatched expertise in developing and rapidly growing many of the leading consumer brands in the home furnishings space, and his extensive knowledge of building and leading complex multi-branded and multi-channel organizations.

Age: 65

Director since 2010

Board Committees:
None

Carlos Alberini has served on our board of directors since June 2010. Mr. Alberini currently serves as a member of the board of directors and Chief Executive Officer of Guess?, Inc., an NYSE-listed specialty retailer of apparel and accessories, since February 2019. Mr. Alberini previously served as the Chairman and Chief Executive Officer of Lucky Brand from February 2014 to February 2019. Mr. Alberini served as our Co-Chief Executive Officer from June 2010 through October 2012 and from July 2013 through January 2014, and he served as our sole Chief Executive Officer from October 2012 through July 2013. Mr. Alberini was President and Chief Operating Officer of Guess from December 2000 to June 2010. From May 2006 to July 2006, Mr. Alberini served as Interim Chief Financial Officer of Guess. Mr. Alberini served as a member of the board of directors of Guess from December 2000 to September 2011. Prior to Guess, Mr. Alberini served as Senior Vice President and Chief Financial Officer of Footstar, Inc., a retailer of footwear from October 1996 to December 2000. From May 1995 to October 1996, Mr. Alberini served as Vice President of Finance and Acting Chief Financial Officer of the Melville Corporation, a retail holding corporation. From 1987 to 1995, Mr. Alberini was with The Bon-Ton Stores, Inc., an operator of department stores, in various capacities, including Corporate Controller, Senior Vice President, Chief Financial Officer and Treasurer. Prior to that, Mr. Alberini served in various positions at PricewaterhouseCoopers LLP, an audit firm.

Qualifications:

Mr. Alberini was selected to our board of directors because he possesses particular knowledge and experience in retail and merchandising, branded consumer goods, accounting, financing and capital finansce, board practices of other large retail companies and leadership of complex organizations.

KEITH BELLING

Age: 63

Director since 2016

Board Committees:
None

Keith Belling has served on our board of directors since April 2016, and previously served as an advisor to the board of directors from May 2015 to April 2016. Mr. Belling is the founder and Chief Executive Officer of RightRice, a next generation rice brand that launched in February 2019, in Whole Foods Markets nationwide and on Amazon. Mr. Belling is also the co-founder and former Chairman and Chief Executive Officer of popchips, inc. ("popchips") a leading better-for-you snack food business that launched in 2007. He previously served as popchips' Chief Executive Officer from 2007 through 2012, leading the company to sales and distribution at over 30,000 retail stores across North America and the United Kingdom and served as the Chairman of the Board from 2007 through 2019. Mr. Belling has served as an advisor to several innovative consumer, real estate and technology companies, including Modern Meadow Inc., Olly Nutrition, and LBA Realty LLC. Mr. Belling also has founded other businesses, including e-commerce company AllBusiness.com, a leading small business portal, founded in 2008, where Mr. Belling formerly served as Chief Executive Officer and which was acquired by NBCi. Mr. Belling was a real estate attorney with Morrison & Foerster LLP, where he represented a diverse clientele including developers and real estate investors.

Qualifications:

Mr. Belling was selected to our board because of his experience as a founder, leader, and entrepreneur of several innovative consumer companies, as well as his background and experience in the real estate sector.

THE BOARD RECOMMENDS A VOTE "FOR" ELECTION OF EACH OF THE THREE NOMINATED DIRECTORS.

PROPOSAL 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act, we are asking our shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC (commonly referred to as a "say-on-pay" vote).

Accordingly, we ask our shareholders to vote on the following resolution at the Annual Meeting:

"RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2021 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure."

This vote is advisory, which means that the vote on executive compensation is not binding on the Company, our board of directors or the compensation committee of the board of directors. The vote on this resolution is not intended to address any specific element of compensation, but rather relates to the overall compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the SEC.

COMPENSATION PROGRAM & PHILOSOPHY

We are asking our shareholders to approve the say-on-pay proposal as we believe that our compensation programs create the proper incentives for our executive officers. As described in greater detail under "Executive Compensation—Compensation Discussion & Analysis," our compensation programs are designed to attract and retain the best talent, use the Company's equity to encourage an ownership mentality among our named executive officers and align the long-term financial interest of our executives with those of our Company and our investors. To achieve these objectives, our executive compensation program has three principal components: an annual base salary, a performance-based annual cash incentive and long-term equity incentive compensation.

In addition, since the date of our last annual meeting, we have engaged in shareholder outreach to solicit input on a variety of matters including our compensation of executive officers from our institutional shareholders as described under "Corporate Governance—Shareholder Engagement." Based in part on the findings of this outreach effort, we believe our executive officer compensation approach is in line with the expectations of the majority of our institutional shareholders. In addition, in response to the request of our institutional holders, we have granted equity incentive awards that incorporate performance metrics as an element of such awards and have provided disclosure regarding such equity incentive awards in this proxy statement to provide transparency regarding our intentions in the terms, incentive structure and tenor of award grants. We believe that this approach, taken together with the basis on which we determine compensation of our executive officers, as described under "Executive Compensation—Compensation Discussion & Analysis," is consistent with the feedback we have received from our institutional shareholders.

Our compensation committee believes that the goals of our executive compensation program are appropriate and that the program is properly structured to achieve its goals. The board and the compensation committee, which is comprised solely of independent directors, will consider the outcome of this vote when making future executive compensation decisions to the extent appropriate. We intend to present this advisory vote on named executive compensation to our shareholders on an annual basis.

REQUIRED VOTE FOR THIS PROPOSAL

The affirmative vote of a majority of votes cast, whether in person or by proxy, is required to approve, on an advisory basis, this Proposal 2. Abstentions and broker non-votes will have no effect on the outcome of Proposal 2 because the advisory vote is based on the votes actually cast.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has appointed PricewaterhouseCoopers LLP ("PwC") as the Company's principal independent registered public accounting firm to perform the audit of the Company's consolidated financial statements for fiscal 2021. The audit committee has decided to submit its selection of independent audit firm to shareholders for ratification. In the event that this appointment of PwC is not ratified by a majority of votes cast, whether in person or by proxy, the audit committee will review its future selection of PwC as the Company's independent registered public accounting firm.

The audit committee first approved PwC as our independent auditors in fiscal 2008.

Representatives of PwC are expected to attend the Annual Meeting, will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to questions.

REQUIRED VOTE FOR THIS PROPOSAL

The affirmative vote of a majority of votes cast, whether in person or by proxy, is required to approve Proposal 3. Proposal 3 is considered to be a routine matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 3, brokers will be permitted to exercise their discretionary authority to vote for the ratification of the appointment of auditors. Abstentions and broker non-votes will have no effect on the outcome of Proposal 3 because the ratification of appointment of auditors is based on the votes actually cast.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2021.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

We regularly review the services and fees from our independent registered public accounting firm, PwC. These services and fees are also reviewed with the audit committee annually. In accordance with standard policy, PwC periodically rotates the individuals who are responsible for the Company's audit.

In addition to performing the audit of the Company's consolidated financial statements, PwC provided various other services during fiscal 2020 and fiscal 2019. The Company's audit committee has determined that PwC's provision of these services, which are described below, does not impair PwC's independence with respect to the Company.

The aggregate fees billed for fiscal 2020 and fiscal 2019 for each of the following categories of services are as follows:

FEES BILLED TO THE COMPANY	FISCAL 2020	FISCAL 2019
Audit fees[1]	$ 3,646,237	$ 2,255,080
Audit related fees[2]	—	468,727
Tax fees[3]	875,343	494,328
Total	$ 4,521,580	$ 3,218,135

(1) Includes fees for audit services principally related to the year-end examination and the quarterly reviews of the Company's consolidated financial statements, consultation on matters that arise during a review or audit, review of SEC filings, and audit procedures related to leadership's implementation of new accounting systems.

(2) Includes fees that are for assurance and related services other than those included in audit fees above. In fiscal 2019, these services were primarily related to debt offering and SEC comment letter services.

(3) Includes fees for tax compliance and advice.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The independent registered public accounting firm and leadership are required to periodically report to the audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. All of the services relating to the fees described in the table above were approved by the audit committee in accordance with the audit committee's pre-approval policy.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of the Company's audit committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by the Company under the Exchange Act or the Securities Act of 1933, as amended, unless and only to the extent that the Company specifically incorporates it by reference.

The Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements for the year ended January 30, 2021 with the Company's management and PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm ("PwC").

2. The Audit Committee has also discussed with PwC the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (United States) and the SEC.

3. The Audit Committee also has received and reviewed the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC its independence from the Company.

4. Based on the reviews and discussions referred to above, the Audit Committee recommended to our board of directors that the financial statements referred to above be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2021 for filing with the SEC.

Respectfully submitted by the members of the Audit Committee of the board of directors for the fiscal year ended January 30, 2021.

Mark Demilio, Chairman

Hilary Krane

Katie Mitic

ADDITIONAL INFORMATION

SHAREHOLDER PROPOSALS FOR THE 2022 ANNUAL MEETING

Requirements for Shareholder Proposals to be Brought Before an Annual Meeting. The Company's Bylaws provide that, for shareholder nominations to our board of directors or other proposals to be considered at an annual meeting, the shareholder must give timely notice thereof in writing to the Corporate Secretary at RH, 15 Koch Road, Corte Madera, CA 94925.

To be timely for the 2022 Annual Meeting of Shareholders, a shareholder's notice must be delivered to or mailed and received by our Corporate Secretary at our principal executive offices between February 1, 2022 and March 3, 2022. A shareholder's notice to the Corporate Secretary must set forth as to each matter the shareholder proposes to bring before the annual meeting the information required by the Company's Bylaws, a copy of which is available as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on March 3, 2017.

Requirements for Shareholder Proposals to Be Considered for Inclusion in Our Proxy Materials. Shareholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at the Company's 2022 annual meeting must be received by us not later than February 1, 2022 in order to be considered for inclusion in the Company's proxy materials for that meeting.

"HOUSEHOLDING"—SHAREHOLDERS SHARING THE SAME LAST NAME & ADDRESS

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple shareholders who reside at the same address may receive a single copy of our Notice of Internet Availability (or proxy materials), unless the affected shareholder has provided contrary instructions. This procedure reduces printing costs and postage fees, and helps protect the environment as well.

This year, a number of brokers with account holders who are shareholders of the Company will be "householding" our Notice of Internet Availability. A single Notice of Internet Availability (or proxy materials) will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Shareholders may revoke their consent at any time by contacting Broadridge ICS, either by calling toll-free (866) 540-7095, or by writing to Broadridge ICS, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Upon written or oral request, the Company will promptly deliver a separate copy of the Notice of Internet Availability (or proxy materials) to any shareholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the annual report and other proxy materials, you may write or call the Company's Legal department at RH, 15 Koch Road, Corte Madera, CA 94925, Attn: Corporate Secretary, telephone number (415) 945-4998, email address investorrelations@rh.com.

Any shareholders who share the same address and currently receive multiple copies of the Company's proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or the Company's Legal department at the address or telephone number listed above.

ADJOURNMENT OF THE 2021 ANNUAL MEETING OF SHAREHOLDERS

In the event there are not sufficient votes to approve any proposal incorporated in this proxy statement at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit further solicitation of proxies from holders of our common stock. Proxies solicited by our board grant discretionary authority to vote for any adjournment, if necessary. If it is necessary to adjourn the Annual Meeting and adjournment is for a period of not less than 45 days, no notice of the time and place of the adjourned meeting is required to be given to the shareholders other than an announcement of the time and place at the Annual Meeting. A majority of the shares represented and voting at the Annual Meeting is required to approve the adjournment, regardless of whether there is a quorum present at that meeting.

OTHER MATTERS

We currently know of no other matters to be voted on at the 2021 Annual Meeting. If any other matters properly come before the meeting, the persons named in the form of proxy intend to vote the shares they represent as the board of directors may recommend. Discretionary authority with respect to such other matters is granted by execution of the proxy.

AVAILABILITY OF ANNUAL REPORT & FORM 10-K

Accompanying this proxy statement is our Annual Report to Shareholders for the fiscal year ended January 30, 2021, which includes the Annual Report on Form 10-K filed with the SEC on March 30, 2021. The Annual Report is not incorporated into this proxy statement and is not proxy soliciting material.

We make available on our website at *ir.rh.com* our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after the documents are electronically filed with the SEC. We will provide to any shareholder without charge, upon written request of that shareholder, a copy of the Company's Annual Report on Form 10-K for fiscal 2020, including the financial statements, schedule and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

RH
15 Koch Road, Legal Department
Corte Madera, CA 94925
Attn: Corporate Secretary

ANNEX A
RECONCILIATION
TABLES

ANNEX A

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED NET INCOME

(In thousands) (Unaudited)

	YEAR ENDED	
	JANUARY 30, 2021	FEBRUARY 1, 2020
GAAP net income	$ 271,815	$ 220,375
Adjustments (pre-tax):		
Net revenues:		
Recall accrual[a]	1,373	(391)
Cost of goods sold:		
Recall accrual[a]	4,554	(3,372)
Asset impairments and change in useful lives[b]	2,350	4,909
Non-cash compensation[c]	117,084	—
Asset impairments and change in useful lives[b]	10,501	16,990
(Gain) loss on sale leaseback transaction[d]	9,352	(1,196)
Reorganization related costs[e]	7,027	1,075
Recall accrual[a]	1,443	(225)
Legal settlements[f]	—	(1,193)
Gain on sale of land[g]	—	(333)
Other expenses:		
Amortization of debt discount[h]	37,055	42,545
Tradename impairment[i]	20,459	—
(Gain) loss on extinguishment of debt—net[j]	(152)	6,472
Subtotal adjusted items	211,046	65,281
Impact of income tax items[k]	(20,845)	(9,359)
Share of equity method investments losses[l]	888	—
Adjusted net income[m]	$ 462,904	$ 276,297

[a] Represents adjustments to net revenues, cost of goods sold and inventory charges associated with product recalls, as well as accrual adjustments, and vendor and insurance claims.

[b] The adjustment to cost of goods sold for the year ended January 30, 2021 represents asset impairment related to Outlet inventory resulting from retail closures in response to the COVID-19 pandemic. The adjustment to cost of goods sold for the year ended February 1, 2020 represents acceleration of depreciation expense driven by a reduction in the estimated useful lives of certain assets. The adjustment to selling, general and administrative expense in the three months ended January 30, 2021 represents asset impairments. The adjustment to selling, general and administrative expense in the year ended January 30, 2021 includes asset impairments of $6.6 million and acceleration of depreciation expense of $3.9 million. The adjustment to selling, general and administrative expenses for the three months ended February 1, 2020 includes asset impairments of $8.9 million, an RH Contemporary Art lease impairment of $4.6 million and acceleration of depreciation expense of $1.3 million. The adjustment to selling, general and administrative expenses for the year ended February 1, 2020 includes asset impairments of $9.1 million, an RH

Contemporary Art lease impairment of $4.6 million, other lease impairments of $1.5 million due to early exit of leased facilities, acceleration of depreciation expense of $1.3 million and a $0.5 million charge related to the termination of a service agreement.

[c]   Represents non-cash compensation charges related to an option grant made to Mr. Friedman in October 2020.

[d]   Represents the (gain) loss on sale-leaseback transactions related to our previously owned Design Galleries.

[e]   Represents severance costs and related payroll taxes associated with reorganizations.

[f]   Represents legal settlements, net of related legal expenses.

[g]   Represents the gain on real estate land sales.

[h]   Under GAAP, certain convertible debt instruments that may be settled in cash on conversion are required to be separately accounted for as liability and equity components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. Accordingly, in accounting for GAAP purposes for the $350 million aggregate principal amount of convertible senior notes that were issued in June 2014 (the "2019 Notes"), the $300 million aggregate principal amount of convertible senior notes that were issued in June and July 2015 (the "2020 Notes"), the $335 million aggregate principal amount of convertible senior notes that were issued in June 2018 (the "2023 Notes"), and the $350 million aggregate principal amount of convertible senior notes that were issued in September 2019 (the "2024 Notes"), we separated the 2019 Notes, 2020 Notes, 2023 Notes and 2024 Notes into liability (debt) and equity (conversion option) components and we are amortizing as debt discount an amount equal to the fair value of the equity components as interest expense on the 2019 Notes, 2020 Notes, 2023 Notes and 2024 Notes over their expected lives. The equity components represent the difference between the proceeds from the issuance of the 2019 Notes, 2020 Notes, 2023 Notes and 2024 Notes and the fair value of the liability components of the 2019 Notes, 2020 Notes, 2023 Notes and 2024 Notes, respectively. Amounts are presented net of interest capitalized for capital projects of $1.1 million and $1.4 million during the three months ended January 30, 2021 and February 1, 2020, respectively. Amounts are presented net of interest capitalized for capital projects of $5.3 million and $3.7 million during the year ended January 30, 2021 and February 1, 2020, respectively. The 2019 Notes matured on June 15, 2019 and the 2020 Notes matured on July 15, 2020 and neither impacted amortization of debt discount post-maturity.

[i]   Represents tradename impairment related to the Waterworks reporting unit.

[j]   The adjustment in the year ended January 30, 2021 represents a gain on extinguishment of debt upon the maturity and settlement of the 2020 Notes in July 2020. The adjustment in the three months ended February 1, 2020 represents the acceleration of debt issuance costs related to early repayment of the FILO term loan. The adjustment in the year ended February 1, 2020 represents the loss on extinguishment of debt related to a second lien term loan which was repaid in full in September 2019 and the acceleration of debt issuance costs related to early repayment of the FILO term loan, partially offset by the gain on extinguishment of debt upon the maturity and settlement of the 2019 Notes in June 2019.

[k]   The adjustment for the three months ended January 30, 2021 is based on an adjusted tax rate of 22.5%, which excludes our share of equity method investments losses in the fourth quarter of fiscal 2020. The adjustment for the three months ended February 1, 2020 represents the tax effect of the adjusted items based on our effective tax rate of 14.9%. The adjustment for the year ended January 30, 2021 is based on an adjusted tax rate of 21.3%, which excludes the tax impact associated with the non-cash compensation charge related to an option grant made to Mr. Friedman in the third quarter of fiscal 2020, the Waterworks reporting unit tradename impairment recorded in the first quarter of fiscal 2020 and our share of equity method investments losses in the fourth quarter of fiscal 2020. The adjustment for the year ended February 1, 2020 is based on an adjusted tax rate of 17.4%, which is calculated using a 21% normalized tax rate for the first and second quarters and the effective tax rates of 13.7% and 14.9% for the third and fourth quarters, respectively.

[l]   Represents our proportionate share of the losses of our equity method investments.

[m]   Adjusted net income is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted net income as consolidated net income, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our underlying operating performance. Our senior leadership team believes that adjusted net income provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. Our senior leadership team uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter.

RECONCILIATION OF DILUTED NET INCOME PER SHARE TO ADJUSTED DILUTED NET INCOME PER SHARE

(Unaudited)

	YEAR ENDED	
	JANUARY 30, 2021	FEBRUARY 1, 2020
Diluted net income per share	$ 9.96	$ 9.07
Pro forma diluted net income per share[a]	$ 10.47	$ 9.30
Per share impact of adjustments (pre-tax)[b]:		
Non-cash compensation	4.51	—
Amortization of debt discount	1.43	1.80
Tradename impairment	0.79	—
Asset impairments and change in useful lives	0.49	0.92
(Gain) loss on sale leaseback transaction	0.36	(0.06)
Recall accrual	0.29	(0.17)
Reorganization related costs	0.27	0.05
(Gain) loss on extinguishment of debt—net	(0.01)	0.27
Legal settlements	—	(0.05)
Gain on sale of land	—	(0.01)
Subtotal adjusted items	8.13	2.75
Impact of income tax items[b]	(0.80)	(0.39)
Share of equity method investments losses[b]	0.03	—
Adjusted diluted net income per share[c]	$ 17.83	$ 11.66

[a] For GAAP purposes, we incur dilution above the lower strike prices of our 2019 Notes, 2020 Notes, 2023 Notes and 2024 Notes of $116.09, $118.13, $193.65 and $211.40, respectively. However, we exclude from our adjusted diluted shares outstanding calculation the dilutive impact of the convertible notes between $116.09 and $171.98 for our 2019 Notes, between $118.13 and $189.00 for our 2020 Notes, between $193.65 and $309.84 for our 2023 Notes, and between $211.40 and $338.24 for our 2024 Notes, based on the bond hedge contracts in place that will deliver shares to offset dilution in these ranges. At stock prices in excess of $171.98, $189.00, $309.84 and $338.24, we incur dilution related to the 2019 Notes, 2020 Notes, 2023 Notes and 2024 Notes, respectively, and we would have an obligation to deliver additional shares in excess of the dilution protection provided by the bond hedges. Pro forma diluted net income per share for the year ended January 30, 2021 is calculated based on GAAP net income and pro forma diluted weighted-average shares of 25,962,597, which excludes dilution related to the 2020 Notes, 2023 Notes and 2024 Notes of 1,339,671 shares. Pro forma diluted net income per share for the year ended February 1, 2020 is calculated based on GAAP net income and pro forma diluted weighted-average shares of 23,697,440, which excludes dilution related to the 2019 Notes and 2020 Notes of 601,594 shares.

[b] Refer to table titled "Reconciliation of GAAP Net Income to Adjusted Net Income" and the related footnotes for additional information.

[c] Adjusted diluted net income per share is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted diluted net income per share as consolidated net income, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our underlying operating performance divided by the Company's pro forma share count. Our senior leadership team believes that adjusted diluted net income per share provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. Our senior leadership team uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter.

RECONCILIATION OF NET REVENUES TO ADJUSTED NET REVENUES

(In thousands) (Unaudited)

	YEAR ENDED	
	JANUARY 30, 2021	**FEBRUARY 1, 2020**
Net revenues	$ 2,848,626	$ 2,647,437
Recall accrual[a]	1,373	(391)
Adjusted net revenues[b]	$ 2,849,999	$ 2,647,046

[a] Refer to table titled "Reconciliation of GAAP Net Income to Adjusted Net Income" and the related footnotes for additional information.

[b] Adjusted net revenues is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted net revenues as consolidated net revenues, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our underlying operating performance. Our senior leadership team believes that adjusted net revenues provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. Our senior leadership team uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter.

RECONCILIATION OF NET INCOME TO
OPERATING INCOME & ADJUSTED OPERATING INCOME

(In thousands) (Unaudited)

	YEAR ENDED	
	JANUARY 30, 2021	FEBRUARY 1, 2020
Net income	$ 271,815	$ 220,375
Interest expense—net	69,250	87,177
Tradename impairment	20,459	—
Income tax expense	104,598	48,807
Share of equity method investments losses	888	—
(Gain) loss on extinguishment of debt—net	(152)	6,472
Operating income	466,858	362,831
Non-cash compensation[a]	117,084	—
Asset impairments and change in useful lives[a]	12,851	21,899
(Gain) loss on sale leaseback transaction[a]	9,352	(1,196)
Recall accrual[a]	7,370	(3,988)
Reorganization related costs[a]	7,027	1,075
Legal settlements[a]	—	(1,193)
Gain on sale of land[a]	—	(333)
Adjusted operating income[b]	$ 620,542	$ 379,095
Net revenues	$ 2,848,626	$ 2,647,437
Adjusted net revenues[c]	$ 2,849,999	$ 2,647,046
Operating margin[c]	16.4%	13.7%
Adjusted operating margin[c]	21.8%	14.3%

[a]   Refer to table titled "Reconciliation of GAAP Net Income to Adjusted Net Income" and the related footnotes for additional information.

[b]   Adjusted operating income is a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We define adjusted operating income as consolidated operating income, adjusted for the impact of certain non-recurring and other items that we do not consider representative of our underlying operating performance. Our senior leadership team believes that adjusted operating income provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. Our senior leadership team uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business from quarter to quarter.

[c]   Operating margin is defined as operating income divided by net revenues. Adjusted operating margin is defined as adjusted operating income divided by adjusted net revenues. Refer to table titled "Reconciliation of Net Revenues to Adjusted Net Revenues" and the related footnotes for a definition and reconciliation of adjusted net revenues.

CALCULATION OF FREE CASH FLOW

(In thousands) (Unaudited)

	YEAR ENDED	
	JANUARY 30, 2021	FEBRUARY 1, 2020
Net cash provided by operating activities	$ 500,770	$ 339,188
Accretion of debt discount upon settlement of debt	84,003	70,482
Proceeds from sale of asset	25,006	24,078
Capital expenditures	(111,126)	(93,623)
Principal payments under finance leases	(12,498)	(9,682)
Equity method investments	(80,723)	—
Free cash flow[a]	$ 405,432	$ 330,443

[a] Free cash flow excludes all non-cash items. Free cash flow is net cash provided by operating activities adjusted by the non-cash accretion of debt discount upon settlement of debt, proceeds from sale of asset, capital expenditures, principal payments under finance leases and equity method investments. Our senior leadership team believes that free cash flow provides meaningful supplemental information for investors regarding the performance of our business and facilitates a meaningful evaluation of operating results on a comparable basis with historical results. Our senior leadership team uses this non-GAAP financial measure in order to have comparable financial results to analyze changes in our underlying business.

INTENTIONALLY LEFT BLANK

FORWARD LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements within the meaning of the federal securities laws, including without limitation, statements regarding: our continued strategic separation as we further elevate the RH Brand; our adjusted operating margins and ROIC; the power of our operating model; RH's stock performance including our belief as to future stock performance; statements regarding the pace at which we have reimagined and reinvented ourselves; the emergence of RH as a luxury brand generating luxury margins; the desirability and exclusivity of our products and our related ability to achieve industry leading revenues and margins; our belief in our ability to transform our legacy stores into multi-dimensional Design Galleries that double our retail revenue and profitability in markets with legacy stores which will enable the RH brand to reach revenues of $5 to $6 billion with a mid-twenties operating margin in North America; our belief that our multi-dimensional Design Galleries will render our products more valuable while creating massive strategic separation, unmatched brand awareness, and while enabling us to gain market share at lower advertising costs; our efforts to build the largest specialty stores in the history of our industry; our strategy to digitally reimagine the RH brand and business model both internally and externally; the evolution of our brand towards conceptualizing and selling spaces; the extension of our brand into adjacent businesses; our future growth plans and strategies with respect to RH Galleries, RH Restaurants, RH Guesthouses, and RH Residences; our strategies and future plans for our Spaces concept, including Plane & Yacht Design and Charter in addition to RH3; our belief that immersive experiences will create an impression and connection unlike any other brand on the planet; our beliefs and views on the attributes of RH England and RH Paris which we plan to open in 2022; our international expansion plans with respect to five locations in Europe we have secured, including London, Munich, and Dusseldorf, and five additional locations for which we are in final lease negotiations and which will open over the next two to three years; our belief in our long term potential to become a $20 to $25 billion dollar global brand and possibly larger; our belief that RH can be the first to make the climb from the base to the top of the luxury mountain; our objectives with respect to opening the largest specialty retail experiences in our industry; our objectives of building a brand with no peer, creating a customer experience that cannot be replicated online, and having total control of our brand, and our expectations regarding the benefits and achievement of such objectives; and any statements or assumptions underlying any of the foregoing.

You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "will," "should," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future events. We cannot assure you that future developments affecting us will be those that we have anticipated. Important risks and uncertainties that could cause actual results to differ materially from our expectations include, among others: risks related to the COVID-19 pandemic and any ongoing impact on our business; risks related to our dependence on key personnel and any changes in our ability to retain key personnel; successful implementation of our growth strategy; risks related to the number of new business initiatives we are undertaking; successful implementation of our growth strategy including our real estate transformation and the number of new Gallery locations that we seek to open and the timing of openings; uncertainties in the current performance of our business including a range of risks related to our operations as well as external economic factors; general economic conditions and the housing market as well as the impact of economic conditions on consumer confidence and spending; changes in customer demand for our products; our ability to anticipate consumer preferences and buying trends, and maintaining our brand promise to customers; decisions concerning the allocation of capital; factors affecting our outstanding convertible senior notes or other forms of our indebtedness; our ability to anticipate consumer preferences and buying trends, and maintain our brand promise to customers; changes in consumer spending based on weather and other conditions beyond our control; strikes and work stoppages affecting port workers and other industries involved in the transportation of our products; our ability to obtain our products in a timely fashion or in the quantities required; our ability to employ reasonable and appropriate security measures to protect personal information that we collect; our ability to support our growth with appropriate information technology systems; risks related to our sourcing and supply chain including our dependence on imported products produced by foreign manufacturers and risks related to importation of such products including risks related to tariffs and other similar issues, as well as those risks and uncertainties disclosed under the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in RH's most recent Form 10-K and Form 10-Q filed with the Securities and Exchange Commission, and similar disclosures in subsequent reports filed with the SEC, which are available on our investor relations website at *ir.rh.com* and on the SEC website at *www.sec.gov.* Any forward-looking statement made by us in this proxy statement speaks only as of the date on which we make it. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

